# Foot Locker, Inc.

2012 ANNUAL REPORT


13001709

*BUILDING MOMENTUM*

OUR BUSINESSES





Foot Locker

ATHLETIC CONNOISSEUR

"SNEAKER CENTRAL"

footlocker.com

ABOUT THE COMPANY

Foot Locker, Inc. (NYSE: FL) is a leading global retailer of athletically inspired shoes and apparel. Headquartered in New York City, the Company operates 3,335 athletic retail stores in 23 countries in North America, Europe, Australia, and New Zealand under the brand names Foot Locker, Lady Foot Locker, Kids Foot Locker, Footaction, Champs Sports, SIX:02, and The Locker Room.

The Company also operates a direct-to-customers business offering athletic footwear, apparel, and equipment through its internet, mobile, and catalog channels. In addition to websites for each of the store banners, such as footlocker.com, the direct-to-customer business includes Eastbay, a leading destination for the serious athlete, and CCS, a leading destination for the board-inspired lifestyle enthusiast.

FINANCIAL HIGHLIGHTS*

| | 2008 | 2009 | 2010 | 2011 | 2012 |
|---|---|---|---|---|---|
| Sales** | $5,237 | $4,854 | $5,049 | $ 5,623 | $6,101 |
| Sales per Gross Square Foot | $ 350 | $ 333 | $ 360 | $ 406 | $ 443 |
| Adjusted Financial Results: | | | | | |
| Earnings Before Interest and Taxes** | $ 164 | $ 138 | $ 274 | $ 446 | $ 602 |
| EBIT Margin | 3.1% | 2.8% | 5.4% | 7.9% | 9.9% |
| Net Income** | $ 106 | $ 85 | $ 173 | $ 281 | $ 380 |
| Net Income Margin | 2.0% | 1.8% | 3.4% | 5.0% | 6.2% |
| Diluted EPS from Continuing Operations | $ 0.68 | $ 0.54 | $ 1.10 | $ 1.82 | $ 2.47 |
| Return on Invested Capital | 5.4% | 5.3% | 8.3% | 11.8% | 14.2% |
| Cash, Cash Equivalents and Short-Term Investment Position, Net of Debt** | $ 266 | $ 451 | $ 559 | $ 716 | $ 795 |

* Results in this table and throughout pages 1 through 15 refer to non-GAAP, adjusted figures. See pages 15-17 of Form 10-K for the reconciliation of GAAP to non-GAAP adjusted results.

** In Millions

TABLE OF CONTENTS


Lady Foot Locker

ACTIVE WOMEN
"THE PLACE FOR HER"
ladyfootlocker.com


kids foot Locker

KIDS PLAY FOR SPORT
"WHERE KIDS COME FIRST"
kidsfootlocker.com


FOOTACTION USA

STYLE ENTHUSIAST
"HEAD-TO-TOE SPORT-INSPIRED STYLE"
footaction.com


CHAMPS
SPORTS

THE HIGH SCHOOL ATHLETE
"WE KNOW GAME"
champssports.com


Eastbay

ELITE VARSITY ATHLETE
"FIRST CHOICE FOR ATHLETES"
eastbay.com



BOARD INSPIRED LIFESTYLE ENTHUSIAST
"WE ARE BOARD CULTURE"
ccs.com

This report contains forward-looking statements within the meaning of the federal securities laws. Other than statements of historical facts, all statements which address activities, events, or developments that the Company anticipates will or may occur in the future, including, but not limited to, such things as future capital expenditures, expansion, strategic plans, financial objectives, dividend payments, stock repurchases, growth of the Company's business and operations, including future cash flows, revenues, and earnings, and other such matters, are forward-looking statements. These forward-looking statements are based on many assumptions and factors which are detailed in the Company's filings with the Securities and Exchange Commission, including the effects of currency fluctuations, customer demand, fashion trends, competitive market forces, uncertainties related to the effect of competitive products and pricing, customer acceptance of the Company's merchandise mix and retail locations, the Company's reliance on a few key vendors for a majority of its merchandise purchases (including a significant portion from one key vendor), pandemics and similar major health concerns, unseasonable weather, further deterioration of global financial markets, economic conditions worldwide, further deterioration of business and economic conditions, any changes in business, political, and economic conditions due to the threat of future terrorist activities in the United States or in other parts of the world and related U.S. military action overseas, the ability of the Company to execute its business and strategic plans effectively with regard to each of its business units, and risks associated with global product sourcing, including political instability, changes in import regulations, and disruptions to transportation services and distribution. Any changes in such assumptions or factors could produce significantly different results. The Company undertakes no obligation to update forward-looking statements, whether as a result of new information, future events, or otherwise.

"With the momentum we built from executing our strategic initiatives, the team at Foot Locker, Inc. was able to drive our sales and profits substantially higher than last year's record results."



COMP SALES
-6.3%
5.8%
9.8%
9.4%
2009 2010 2011 2012
GROSS MARGIN
27.7%
30.0%
31.9%
32.8%
2009 2010 2011 2012
EPS
$0.54
$1.10
$1.82
$2.47
2009 2010 2011 2012


# LETTER TO SHAREHOLDERS

## BUILDING MOMENTUM

In my letter to you in last year's annual report, I highlighted six updated strategies that we believed would enable Foot Locker, Inc. to continue to build momentum in our operational and financial performance. One year later, I am pleased to be able to report to you that, by steadfastly executing the initiatives underlying those strategies, we did build our momentum in 2012. From 2011, which was the most profitable year in our history as an athletic footwear and apparel company, we produced an EPS increase of over 35 percent in 2012. In fact, as shown in the table below, we continue to produce significant gains towards all of the key financial objectives we established last year to help measure our progress. Our progress and results have been consistently strong and, while we are excited about our momentum, more importantly, we remain energized by the many opportunities ahead of us to elevate our performance even further towards achieving our vision --- **to be the leading global retailer of athletically inspired shoes and apparel.**

| | 2009 | Original 5-Year Plan Objective* | 2012 | Current Long-Term Objective |
|---|---|---|---|---|
| Sales (billions) | $4.9 | $6.0 | $6.1 | $7.5 |
| Sales per Gross Square Foot | $333 | $400 | $443 | $500 |
| Adjusted EBIT Margin | 2.8% | 8.0% | 9.9% | 11.0% |
| Adjusted Net Income Margin | 1.8% | 5.0% | 6.2% | 7.0% |
| Return on Invested Capital | 5.3% | 10.0% | 14.2% | 14.0% |

**Our original objectives were established in early 2010 and replaced by the current long-term objectives in early 2012.*

## 2012 FINANCIAL HIGHLIGHTS

Foot Locker, Inc. earned net income of $380 million in 2012, which is an increase of 35 percent over last year's record-setting performance. Earnings per share increased from $1.82 to $2.47. Illustrating our consistency, comparable store sales increased 9.4 percent in 2012, in line with last year's 9.8 percent gain. Total sales have increased more than 20 percent over the last two years, and reached $6.1 billion in 2012, the most ever in our history as an athletic company.



Top line growth was driven by strong gains in each of our major merchandise categories: footwear, apparel, and accessories. Basketball footwear, in which Foot Locker, Inc. enjoys a leadership position, was the clear winner with our customers, but we produced gains in running and classic footwear styles, as well. The enhanced focus we have placed on apparel and accessories continued to produce excellent results, with sales growth well over 10 percent. Graphic t-shirts, hoodies, and shorts --- along with items such as performance socks and headwear --- completed the athletically inspired outfit that our customer came into our stores or visited our websites to find.

The Company's gross margin rate of 32.8 percent in 2012, was up from 31.9 percent in the prior year, and our selling, general, and administrative expenses were lowered to a rate of 20.9 percent from last year's 22.1 percent. Both of these improvements represent our best performance ever and reflect a combination of more productive stores in terms of sales and a disciplined approach to managing our expenses.

In the United States, we have significantly improved the productivity of our three primary male-oriented store chains: Foot Locker, Champs Sports, and Footaction. At the same time, we are testing exciting new assortments and store



S AG


Foot Locker
MINIMUS
CAN I KICK IT?
CAN'T STOP MY SHOE GAME

designs for our female-oriented banners: Lady Foot Locker and our newest concept, SIX:02, which targets the athletic performance-oriented woman in her 20s and 30s. We have also positioned ourselves to be the leader in children's athletic shoes and apparel by updating our Kids Foot Locker stores and assortment, as well as building our children's business in each of our other banners.

Meanwhile, our European business remained solidly profitable despite the challenging economic climate our customers there face. We continue to invest thoughtfully in store and online growth in Europe, where we already operate in 19 countries, as we look to solidify our position as the leading pan-European retailer of athletic footwear and apparel.

Our direct-to-customers segment attained the highest level of sales and profitability in its history. This business includes the industry-leading Eastbay brand, our fast-growing store banner websites such as footlocker.com, and CCS, where we are intensifying our focus online. We are building on our already strong digital performance with great product, excellent service, and engaging content and features for our customers.

Overall, our return on invested capital rose to 14.2 percent, a clear indication that the strategic initiatives we have taken, and the investments we are making, are creating significant value for you, our shareholders.

## OUR STRATEGIES: NOW AND FOR THE FUTURE

The six primary strategies that we introduced in 2010 and updated last year have enabled us to build momentum in our current financial and operational performance, while also leading us to find new opportunities to improve our business further in the future. As a reminder, these strategies are:

- create a clear customer focus, to drive performance in our core athletic banners
- make our stores and internet sites more exciting, relevant places to shop and buy
- deliver exceptional growth in high-potential business segments
- aggressively pursue brand expansion opportunities
- increase the productivity of all of our assets
- build on our industry leading retail team

The pages that follow will highlight many of our key accomplishments in the first year executing these strategies, as well as look ahead to some of the specific opportunities we expect to invest in during 2013 and beyond.

## FINANCIAL STRENGTH

The financial strength of our Company has enabled us to create and execute a balanced approach to building shareholder value. Our first priority is to invest directly into our business, taking advantage of the significant opportunities we have identified to elevate our performance over both the short and long term. Our capital expenditure program in 2012 was $163 million, and we plan to substantially increase the program in 2013, to approximately $220 million.

We continue to invest in many parts of our business, including: new and innovative store formats; systems for our buyers, planners, and store associates to improve productivity; enhanced training for store associates; powerful marketing campaigns; robust capabilities for our digital segment; and various technologies to improve our customers' experience.



As a result of all these initiatives, we have driven increased traffic to our stores and internet sites, maintained consistent conversion rates, and increased sales per gross square foot and sales per payroll hour significantly.



In addition to deploying capital to build our business in the future, we are also very active in returning cash directly to our shareholders. In February, 2013 we announced an 11 percent increase in our common stock dividend payable in the first quarter of fiscal 2013. This increase, to 20 cents, marks the third year in a row with an increase in the 10 percent range. We also announced a new three-year $600 million share repurchase program this February, having repurchased $129 million of common stock in 2012.

Finally, we contributed $26 million to our North American pension plans during the past year, ensuring that they remain well-funded within applicable guidelines and regulations.

## LOOKING AHEAD

Despite the challenges that still shadow the economies in the United States and abroad, we are optimistic about the opportunities that lie ahead for our business. Our entire team of associates has done an excellent job delivering the record financial results I detailed at the beginning of this letter. I want to thank each and every one of them for their dedication and service, which propelled Foot Locker, Inc. to achieve more success than ever before. To elevate our performance even more, and be a consistent top quartile performer in the retail industry, will require sustaining the momentum we have built in many areas and taking advantage of our significant opportunities to accelerate it even further. I strongly believe that we have the right team to aggressively move our company ahead for the future.

We have been ably guided towards this goal by our outstanding Board of Directors. We have three directors retiring this spring, including James Preston, who has served on our Board for 30 years and was lead director for five years. Allen Questrom and David Schwartz are also retiring from our Board. I want to express my deep gratitude to each of them for their strong leadership and counsel to Foot Locker, Inc. The Executive Committee and I will miss their support. However, at the same time, we welcome Maxine Clark to our Board. Maxine has a tremendous record of innovation in leading global retail businesses, and we look forward to her experience and insights in the coming years.

Guided by our core values, the team we have at Foot Locker, Inc. is exceptional in its focus on executing our key strategies. The focus of our associates on serving our customers is as clear to me when I travel to a store location in Poland or Australia as it is when I walk down to the store below my office at lunch time. Our dedication to service and teamwork is consistent whether I am visiting a financial services center, a distribution warehouse, or a division headquarters. Our passion for excellence is recognized by our key partners, including our world-class suppliers, landlords, and others with whom we work closely to deliver great store formats, exciting marketing campaigns, and most importantly, terrific footwear and apparel assortments that our customers really want.

Our success is ultimately realized by you, our shareholders, many of whom I have gotten to know over the last few years. It is gratifying to partner with so many of you who believe in our team, our values, our strategies, and the direction we are headed. We appreciate your support as we work to achieve our vision of becoming the leading global retailer of athletically inspired shoes and apparel.

Ken C. Hicks

Ken C. Hicks
Chairman of the Board,
President and Chief Executive Officer



"We intend to continue building on our momentum in order to achieve the financial goals we updated last year as part of our long-range plan."

# FOOT LOCKER, INC.

## OUR VISION

**To be the leading global retailer of athletically inspired shoes and apparel.**

### CORE VALUES

**INTEGRITY**
act honestly, ethically and honorably

**LEADERSHIP**
respect, inspire, develop and empower

**EXCELLENCE**
strive to be the best in everything we do

**SERVICE**
satisfy our customers every time

**TEAM WORK**
collaborate, trust, support, commit

**INNOVATION**
be a student of the business to initiate and foster new ideas

**COMMUNITY**
embrace diversity; act responsibly for our customers, associates, investors and communities

### EXECUTE STRATEGIES

- create a clear customer focus to drive performance in our core athletic banners
- make our stores and internet sites more exciting, relevant places to shop and buy
- deliver exceptional growth in high-potential business segments
- aggressively pursue brand expansion opportunities
- increase the productivity of all of our assets
- build on our industry leading retail team

### ACHIEVE RESULTS

**BE A TOP QUARTILE PERFORMER**

Sales
$7.5 billion

Sales per Gross Square Foot
$500

Earnings Before Interest and Taxes
11%

Net Income
7%

Return on Invested Capital
14%

Inventory Turnover
3+ times





Foot Locker — footlocker.com — ATHLETIC CONNOISSEUR "SNEAKER CENTRAL"

Lady Foot Locker — ladyfootlocker.com — ACTIVE WOMEN "THE PLACE FOR HER"

kids Foot Locker — kidsfootlocker.com — KIDS PLAY FOR SPORT "WHERE KIDS COME FIRST"

FOOTACTION USA — footaction.com — STYLE ENTHUSIAST "HEAD-TO-TOE SPORT INSPIRED STYLE"

CHAMPS SPORTS WE KNOW GAME — champssports.com — THE HIGH SCHOOL ATHLETE "WE KNOW GAME"

Eastbay — eastbay.com — ELITE VARSITY ATHLETE "FIRST CHOICE FOR ATHLETES"

CCS — ccs.com — BOARD INSPIRED LIFESTYLE ENTHUSIAST "WE ARE BOARD CULTURE"


Foot Locker
APPROVED.


adidas

# CLEAR CUSTOMER FOCUS

## Create a Clear Customer Focus, to Drive Performance in Our Core Athletic Banners

- Amplify our brand banners, to be the leader in each of our segments
- Become a power player in each of our product categories
- Build a highly compelling, locally relevant assortment
- Target customers with innovative, 360 degree marketing, across all our customer touch points

We have developed strong, targeted product assortments for each of our banners and, in fact, each store. We are able to do this because we have a clear focus on who the key customers are for each of our banners, what motivates and inspires them, and how they like to shop. We have also built a comprehensive database of localized purchase patterns that helps inform our planners and buyers as they work with our terrific brand partners in creating our merchandise offerings.

One thing we know excites all of our customers is product innovation and freshness. The dramatic growth of lightweight running that started a few years ago is still trending up for us, and 2012 saw sales of basketball product, where we are the clear industry leader, accelerate. Head-to-toe basketball hook-ups --- sneakers, performance socks, shorts, t-shirts, and hats --- were exceptionally popular all year. Our collections were supported by established and emerging star players, as well as the introduction of new colors, silhouettes, fabrication, and design.

We stepped up our own game, as well, creating powerful marketing campaigns featuring these star athletes --- campaigns that told our own brand stories. For example, the "We Know Game" program at Champs Sports and the "Foot Locker: Approved" campaign led to increased traffic in our stores and on our websites, solid conversion rates, and strong sales gains.


DON'T SWEAT
MY SWAG
NIKE

SALES (IN MILLIONS)


$4,854
$5,049
$5,623
$6,101
2009
2010
2011
2012

EBIT MARGIN


2.8%
5.4%
7.9%
9.9%
2009
2010
2011
2012


HOUSE
OF HOOPS
by Foot Locker

"TODAY I WILL DO WHAT OTHERS WON'T, SO TOMORROW
I CAN ACCOMPLISH WHAT OTHERS CAN'T." - JERRY RICE

# EXCITING PLACES TO SHOP

## Make Our Stores and Internet Sites Exciting, Relevant Places to Shop and Buy

- Tell powerful product stories and clearly communicate to the customer across channels
- Create dynamic, productive, engaging store environments
- Implement programs to improve customer service and sales productivity
- Increase customer engagement, with compelling digital and store customer experiences

Over the last few years, we have delivered increasingly compelling product stories, which we feature consistently across all points of contact with our customers --- in our stores, on our various websites, in social and traditional media --- by focusing on the product and effectively using visual displays. In many of our stores, we have moved some of the shoes from the walls and placed them in the center of the floor in order to more fully integrate our apparel and accessory assortments with the footwear. This has led to higher and more consistent productivity throughout our stores.

In 2013, we intend to significantly expand the number of stores that we remodel to incorporate the various features that are driving these productivity gains. Champs Sports is leading the way in rolling out its exciting new store format, and Foot Locker, Kids Foot Locker, and Lady Foot Locker are also using new formats. In addition to the store layouts themselves, we are investing in our people to empower them to focus above all else on successful customer engagement.

We are also investing significant resources into our digital channels. We have improved navigation, shipping processes, call center responsiveness, and customer engagement. Eastbay's Athlete Resource Center is an excellent example of how we are creating strong connections with our customers as we engage them before they even go shopping.

These efforts are among the many that led to Foot Locker, Inc. being honored in 2012 as the Athletic Retailer of the Year by Footwear News.


SALES PER SQUARE FOOT
$333
$360
$406
$443
2009
2010
2011
2012

# HIGH-POTENTIAL BUSINESS SEGMENTS

## Deliver Exceptional Growth in High-Potential Business Segments

- Develop a leadership position in the athletic apparel business
- Expand Kids' to constitute a more significant role in all of our businesses
- Expand Women's to constitute a more significant role in all of our businesses
- Build a meaningful Team Services and Sales business

Although we are a footwear company first, we experienced tremendous success in 2012 by sharpening our focus on apparel in all of our banners. In fact, we drove double digit percentage sales gains in both apparel and accessories. Having the right apparel mix by banner is a key tool to strengthen our already powerful connection with our customers. One of the biggest areas of success in 2012 was our Team Edition Apparel t-shirt program. Partnering with our major brand vendors, we sold over 4.6 million Team Edition t-shirts in 2012.

Our brand partners are excited to work with us as we elevate our apparel business even further. We have the opportunity to be a leader in branded athletic apparel, augmenting our already leading position in athletic footwear. Our profit margins are already strong in both footwear and apparel, and as we position our apparel assortments by banner even more effectively --- including private label apparel in targeted product segments --- we expect to lift apparel margins even higher than footwear margins.

Of all our categories, our kids' business increased the most in 2012, up almost 20% across Kids Foot Locker and the other banners which sell kids' product. We have created a more kid-centric environment, with fun features such as the NBA Zone where kids can measure their footprint against those of their player heroes. We intend to follow up on our success by expanding and diversifying our children's assortments of both footwear and apparel in our existing stores in all of our markets.



We are in the process of transforming our women's business, where it is especially important to focus on the apparel assortment. We are facilitating this approach by testing a significantly upgraded store layout with a stronger presentation of apparel on the walls, with footwear nearby to tell compelling color and performance stories. The targeted customer in these stores is the athletically active, performance-oriented woman in her 20s and 30s.

In 2012, we also introduced our newest banner, SIX:02. SIX:02's unique design is the first to offer women a broad choice of athletic brands in an environment created especially for her. The stores feature dedicated fit zones and fitting lounge areas for her to find the perfect workout pants, sports bras, tops, and athletic footwear for her body type, activity, and style. A well-trained team provides tips on how to coordinate the right outfits for her specific activity, always with an eye for the right fit and style.

NET INCOME MARGIN



6.2%
5.0%
3.4%
1.8%
2009
2010
2011
2012



# BRAND EXPANSION

## Aggressively Pursue Brand Expansion Opportunities

- Drive Digital sales and marketing for all brick-and-mortar banners and Eastbay
- Expand our presence in Europe
- Invest strategically in new country opportunities
- Grow potentially significant businesses, such as House of Hoops and CCS
- Innovate by testing new formats and merchandise ideas

Our store banner.com sites have the fastest sales momentum of any part of our business, up almost 50 percent in 2012. Our coordination efforts between our digital and store organizations --- marketing, product coordination and alignment, and visual presentation --- is better than ever, and we continue to enhance all of our websites and customer engagement tools. We also continue to add features, such as buy online, reserve in store, to achieve a seamless cross channel experience for our customers. Meanwhile, we continue to drive the industry-leading Eastbay brand, the biggest component of our direct-to-customers segment, to record levels of sales and profits.

We added 44 new stores in Europe during 2012 as we continue to solidify our pan-European leadership position. We expanded our e-commerce sites to a total of 8 countries, and we also continue to test additional formats in Europe, including Kids Foot Locker and The Locker Room.

We are partnering with major brands to expand or test shop-in-shop concepts. Having opened our very first House of Hoops store in Harlem in 2007, we now have 71 House of Hoops stores, mostly within or adjacent to existing stores. Our first Nike Yardline in Champs Sports was unveiled during 2012, and we opened the first test of an adidas Collective Shop in Footaction prior to the 2013 NBA All-Star game.


Aert van Nesstraat


HOTTEST EVENT OF THE YEAR
GREEN
WITH STYLE
#APPROVED


CHAMPS
WE KNOW GAME.
LEGENDARY LOOKS


FREE SHIPPING
NEW
ARRIVALS
NEW ARRIVALS




Eastbay
Where
ATHLETES
ARE


ROIC
14.2%
11.8%
8.3%
5.3%
2009
2010
2011
2012

# PRODUCTIVE ASSETS

## Increase the Productivity of All of Our Assets

- Drive space planning and performance
- Increase selling staff productivity and service
- Improve our inventory turns and merchandise flow
- Further increase ROIC
- Invest in technology upgrades to increase our effectiveness

We achieved strong productivity improvements in most areas of the business in 2012. First, we significantly improved our return on invested capital (ROIC) to 14.2 percent, a record for us as an athletic company. This breakthrough performance was achieved through a disciplined approach to capital spending, under which we first develop prototypes, then initiate and monitor tests, and then finally concentrate our resources on the projects with the highest proven potential to produce strong expected returns.

Second, we continue to invest in tools to better measure and improve the effectiveness of all of our assets. These tools include a consolidated customer database, traffic counters, and systems to improve workforce management, planning and allocation, business intelligence, and warehouse management. All of these investments help us to deliver the right product to the right stores at the right time in the right quantities in the right sizes, and our success can be seen in our $443 of sales per square foot in 2012. This is up 33 percent from 2009.

Third, we constantly monitor performance against our goals, and rigorously manage expenses. As a result, we have also reduced our selling, general, and administrative expense rate to 20.9 percent of sales.

We intend to continue investing in our stores, internet and mobile sites, marketing programs, and our people --- through new technology and training --- to drive sales and even higher returns on our invested capital.


AMPS
FOOTACTION

# INDUSTRY LEADING TEAM

## Build on Our Industry Leading Retail Team

- Attract, develop, and retain the best people in retail
- Cultivate a more sales-oriented and customer-centric culture and skill set
- Increase diversity at all levels, to better reflect our customer base
- Recognize and reinforce associate behaviors that support our core values

The success we have had in the last few years is due almost entirely to our industry leading retail team. From our Executive Committee that sets the tone and the strategy, to the buyers who pick the best product, to the allocators who make sure it gets sent to the right store in the right quantity and size at the right time, to the website engineers who ensure great digital content and functionality, to the marketing teams who help create the buzz about the product, to the warehouse associates who make sure it is shipped efficiently, and finally, of course, to the thousands of associates in our store organizations who engage with customers and convert them to buyers --- all of them made essential contributions every day to produce our record results in 2012.

We will continue to invest in our associates to improve their skills and give them industry-leading tools so that they can continue to support our drive to achieve our Company's vision.


April 16, 2012
Foot Locker
SCHOLAR ATHLETES
Noama Iftekhar
20,000.00
TWENTY THOUSAND







# COMMUNITY

## The Foundation of Our Core Values

Foot Locker, Inc. has long been recognized as a major supporter of the communities and customers we serve; however, what is less well known is that we have a veritable army of associates spread across the globe who individually and often collectively volunteer their personal time and resources to support a widely diverse set of community efforts, including: local after-school programs, the Special Olympics, coaching youth teams, Habitat For Humanity, The Salvation Army, Ronald McDonald House, Make-A-Wish Foundation, AIDS Walk NYC, and many, many others in all of our markets. Our Company supports these initiatives in a variety of ways, including by providing our associates a Community Personal Day, which gives each associate an additional opportunity to serve the causes that they care most deeply about.

In addition to these everyday efforts, our associates also rise to the challenge whenever major disruptive events occur. The biggest such event of 2012 was, of course, Hurricane Sandy. Our associates banded together, often with other organizations, to create powerful teams to fill emergency needs: for generous donations of money, clothes, footwear, food, and water; for transportation; for manpower to help repair or rebuild a home; or simply for a shoulder to lean on.

Our Company also sprung quickly to action in the wake of Sandy, as the Foot Locker Foundation implemented an Associate Disaster Relief Fund to provide assistance to our own associates, many of whom were personally impacted by the storm. The Foot Locker Foundation also made major contributions of money and shoes to various organizations, including the American Red Cross, and coordinated a blood drive to help address the blood shortage emergency that resulted from the storm.

Throughout the entire year, our Company continued to dedicate significant resources to the key causes, such as education and youth sports, that connect so closely with our customers, associates, suppliers, and shareholders. Our annual "On Our Feet" event has raised millions of dollars for the United Negro College Fund over the past decade supporting approximately 600 college scholarships for deserving youth. The Foot Locker Foundation marked the second year of its Foot Locker Scholar Athletes program, which provides 20 young students a year with $20,000 each in scholarship funding for college. This year's 20 winners will join the program's inaugural class of 20 Foot Locker Scholar Athletes, which will total 40 scholarship recipients in its second year. We also contribute financial support and, often equally important, provide countless volunteer hours to other premier charitable organizations, including the American Cancer Society, Fred Jordan Missions, and the Two Ten Footwear Foundation.

We believe it is important for businesses to support the communities they serve. Our focus is primarily to support our customers and the communities in which they live.


Foot Locker
SCHOLAR ATHLETES


UNCF
A mind is a terrible thing to waste


MAKING STRIDES
AGAINST BREAST CANCER


FRED
JORDAN
MISSIONS


Foot Locker
ON OUR
FEET

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended February 2, 2013**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from _______ to _______**

**Commission File No. 1-10299**



# FOOT LOCKER, INC.

(Exact name of Registrant as specified in its charter)

| | |
|---|---|
| **New York** | **13-3513936** |
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No.)* |
| **112 West 34th Street, New York, New York** | **10120** |
| *(Address of principal executive offices)* | *(Zip Code)* |

**Registrant's telephone number, including area code: (212) 720-3700**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, par value $0.01 | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

| | |
|---|---|
| Number of shares of Common Stock outstanding at March 18, 2013: | 150,129,128 |
| The aggregate market value of voting stock held by non-affiliates of the Registrant computed by reference to the closing price as of the last business day of the Registrant's most recently completed second fiscal quarter, July 27, 2012, was approximately: | $4,025,401,193* |

* For purposes of this calculation only (a) all directors plus three executive officers and owners of five percent or more of the Registrant are deemed to be affiliates of the Registrant and (b) shares deemed to be "held" by such persons include only outstanding shares of the Registrant's voting stock with respect to which such persons had, on such date, voting or investment power.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the Registrant's definitive Proxy Statement (the "Proxy Statement") to be filed in connection with the Annual Meeting of Shareholders to be held on May 15, 2013: Parts III and IV.

TABLE OF CONTENTS

## PART I



## PART II



## PART III



## PART IV

# PART I

## *Item 1. Business*

### General

Foot Locker, Inc., incorporated under the laws of the State of New York in 1989, is a leading global retailer of athletically inspired shoes and apparel, operating 3,335 primarily mall-based stores in the United States, Canada, Europe, Australia, and New Zealand as of February 2, 2013. Foot Locker, Inc. and its subsidiaries hereafter are referred to as the "Registrant," "Company," "we," "our," or "us." Information regarding the business is contained under the "Business Overview" section in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

The Company maintains a website on the Internet at *www.footlocker-inc.com*. The Company's filings with the Securities and Exchange Commission, including its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports are available free of charge through this website as soon as reasonably practicable after they are filed with or furnished to the SEC by clicking on the "SEC Filings" link. The Corporate Governance section of the Company's corporate website contains the Company's Corporate Governance Guidelines, Committee Charters, and the Company's Code of Business Conduct for directors, officers and employees, including the Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer. Copies of these documents may also be obtained free of charge upon written request to the Company's Corporate Secretary at 112 West 34th Street, New York, N.Y. 10120. The Company intends to promptly disclose amendments to the Code of Business Conduct and waivers of the Code for directors and executive officers on the Corporate Governance section of the Company's corporate website.

### Information Regarding Business Segments and Geographic Areas

The financial information concerning business segments, divisions and geographic areas is contained under the "Business Overview" and "Segment Information" sections in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations." Information regarding sales, operating results and identifiable assets of the Company by business segment and by geographic area is contained under the *Segment Information* note in "Item 8. Consolidated Financial Statements and Supplementary Data."

The service marks and trademarks appearing in this report (except for Nike, Inc. and Alshaya Trading Co. W.L.L.) are owned by Foot Locker, Inc. or its subsidiaries.

### Employees

The Company and its consolidated subsidiaries had 13,356 full-time and 27,283 part-time employees at February 2, 2013. The Company considers employee relations to be satisfactory.

### Competition

Financial information concerning competition is contained under the "Business Risk" section in the *Financial Instruments and Risk Management* note in "Item 8. Consolidated Financial Statements and Supplementary Data."

### Merchandise Purchases

Financial information concerning merchandise purchases is contained under the "Liquidity" section in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and under the "Business Risk" section in the *Financial Instruments and Risk Management* note in "Item 8. Consolidated Financial Statements and Supplementary Data."

## *Item 1A. Risk Factors*

The statements contained in this Annual Report on Form 10-K ("Annual Report") that are not historical facts, including, but not limited to, statements regarding our expected financial position, business and financing plans found in "Item 1. Business" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Please also see "Disclosure Regarding Forward-Looking Statements." Our actual results may differ materially due to the risks and uncertainties discussed in this Annual Report, including those discussed below. Additional risks and uncertainties that we do not presently know about or that we currently consider to be insignificant may also affect our business operations and financial performance.

**Our inability to implement our strategic long range plan may adversely affect our future results.**

Our ability to successfully implement and execute our long range plan is dependent on many factors. Our strategies may require significant capital investment and management attention, which may result in the diversion of these resources from our core business and other business issues and opportunities. Additionally, any new initiative is subject to certain risks including customer acceptance of our products and renovated store design, competition, product differentiation, and the ability to attract and retain qualified personnel. If we cannot successfully execute our strategic growth initiatives or if the long range plan does not adequately address the challenges or opportunities we face, our financial condition and results of operations may be adversely affected.

**The businesses in which we operate are highly competitive.**

The retail athletic footwear and apparel business is highly competitive with relatively low barriers to entry. Our athletic footwear and apparel operations compete primarily with athletic footwear specialty stores, sporting goods stores and superstores, department stores, discount stores, traditional shoe stores, and mass merchandisers, many of which are units of national or regional chains that have significant financial and marketing resources. The principal competitive factors in our markets are selection of merchandise, reputation, store location, price, quality, advertising, and customer service. Our success also depends on our ability to differentiate ourselves from our competitors with respect to shopping convenience, a quality assortment of available merchandise and superior customer service. We cannot assure that we will continue to be able to compete successfully against existing or future competitors. Our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on our business, financial condition, and results of operations.

Although we sell merchandise via the Internet, a significant shift in customer buying patterns to purchasing athletic footwear, athletic apparel, and sporting goods via the Internet could have a material adverse effect on our business results. In addition, all of our significant vendors distribute products directly through the Internet and others may follow. Some vendors operate retail stores and some have indicated that further retail stores and venues will open. Should this continue to occur, and if our customers decide to purchase directly from our vendors, it could have a material adverse effect on our business, financial condition, and results of operations.

**The industry in which we operate is dependent upon fashion trends, customer preferences, and other fashion-related factors.**

The athletic footwear and apparel industry is subject to changing fashion trends and customer preferences. We cannot guarantee that our merchandise selection will accurately reflect customer preferences when it is offered for sale or that we will be able to identify and respond quickly to fashion changes, particularly given the long lead times for ordering much of our merchandise from vendors. A substantial portion of our highest margin sales are to young males (ages 12 – 25), many of whom we believe purchase athletic footwear and athletic and licensed apparel as a fashion statement and are frequent purchasers. Any shift in fashion trends that would make athletic footwear or athletic and licensed apparel less attractive to these customers could have a material adverse effect on our business, financial condition, and results of operations.

**If we do not successfully manage our inventory levels, our operating results will be adversely affected.**

We must maintain sufficient inventory levels to operate our business successfully. However, we also must guard against accumulating excess inventory. For example, we order the bulk of our athletic footwear four to six months prior to delivery to our stores. If we fail to anticipate accurately either the market for the merchandise in our stores or our customers' purchasing habits, we may be forced to rely on markdowns or promotional sales to dispose of excess or slow moving inventory, which could have a material adverse effect on our business, financial condition, and results of operations.

**A change in the relationship with any of our key vendors or the unavailability of our key products at competitive prices could affect our financial health.**

Our business is dependent to a significant degree upon our ability to obtain exclusive product and the ability to purchase brand-name merchandise at competitive prices from a limited number of vendors. In addition, our vendors provide volume discounts, cooperative advertising, and markdown allowances, as well as the ability to negotiate returns of excess or unneeded merchandise. We cannot be certain that such assistance from our vendors will continue in the future.

The Company purchased approximately 86 percent of its merchandise in 2012 from its top five vendors and expects to continue to obtain a significant percentage of its athletic product from these vendors in future periods. Approximately 65 percent was purchased from one vendor — Nike, Inc. ("Nike"). Each of our operating divisions is highly dependent on Nike; they individually purchased 48 to 77 percent of their merchandise from Nike. Merchandise that is high profile and in high demand is allocated by our vendors based upon their internal criteria. Although we have generally been able to purchase sufficient quantities of this merchandise in the past, we cannot be certain that our vendors will continue to allocate sufficient amounts of such merchandise to us in the future. Our inability to obtain merchandise in a timely manner from major suppliers (particularly Nike) as a result of business decisions by our suppliers or any disruption in the supply chain could have a material adverse effect on our business, financial condition, and results of operations. Because of our strong dependence on Nike, any adverse development in Nike's reputation, financial condition or results of operations or the inability of Nike to develop and manufacture products that appeal to our target customers could also have an adverse effect on our business, financial condition, and results of operations. We cannot be certain that we will be able to acquire merchandise at competitive prices or on competitive terms in the future.

These risks could have a material adverse effect on our business, financial condition, and results of operations.

**We depend on mall traffic and our ability to secure suitable store locations.**

Our stores in the United States and Canada are located primarily in enclosed regional and neighborhood malls. Our sales are dependent, in part, on the volume of mall traffic. Mall traffic may be adversely affected by, among other factors, economic downturns, the closing of anchor department stores and/or specialty stores, and a decline in the popularity of mall shopping among our target customers. Further, any terrorist act, natural disaster, or public health concern that decreases the level of mall traffic, or that affects our ability to open and operate stores in affected areas, could have a material adverse effect on our business.

To take advantage of customer traffic and the shopping preferences of our customers, we need to maintain or acquire stores in desirable locations such as in regional and neighborhood malls anchored by major department stores. We cannot be certain that desirable mall locations will continue to be available. Some traditional enclosed malls are experiencing significantly lower levels of customer traffic, driven by the overall poor economic conditions as well as the closure of certain mall anchor tenants.

Several large landlords dominate the ownership of prime malls, particularly in the United States and Canada, and because of our dependence upon these landlords for a substantial number of our locations, any significant erosion of their financial condition or our relationships with these landlords would negatively affect our ability to obtain and retain store locations. Additionally, further landlord consolidation may negatively affect our ability to negotiate favorable lease terms.

**We may experience fluctuations in and cyclicality of our comparable-store sales results.**

Our comparable-store sales have fluctuated significantly in the past, on both an annual and a quarterly basis, and we expect them to continue to fluctuate in the future. A variety of factors affect our comparable-store sales results, including, among others, fashion trends, the highly competitive retail store sales environment, economic conditions, timing of promotional events, changes in our merchandise mix, calendar shifts of holiday periods, and weather conditions. Many of our products, particularly high-end athletic footwear and athletic and licensed apparel, represent discretionary purchases. Accordingly, customer demand for these products could decline in a recession or if our customers develop other priorities for their discretionary spending. These risks could have a material adverse effect on our business, financial condition, and results of operations.

**Our operations may be adversely affected by economic or political conditions in other countries.**

A significant portion of our sales and operating income for 2012 was attributable to our operations in Europe, Canada, Australia, and New Zealand. As a result, our business is subject to the risks associated with doing business outside of the United States such as foreign customer preferences, political unrest, disruptions or delays in shipments, changes in economic conditions in countries in which we operate, and labor and employment practices in non-U.S. jurisdictions that may differ significantly from those that prevail in the United States.

In addition, because we and our suppliers have a substantial amount of our products manufactured in foreign countries, our ability to obtain sufficient quantities of merchandise on favorable terms may be affected by governmental regulations, trade restrictions, and economic, labor, and other conditions in the countries from which our suppliers obtain their product.

Our products are subject to import and excise duties and/or sales or value-added taxes in many jurisdictions. Fluctuations in tax rates and duties and changes in tax legislation or regulation could have a material adverse effect on our results of operations and financial condition.

Fluctuations in the value of the euro may affect the value of our European earnings when translated into U.S. dollars. Although we enter into forward foreign exchange contracts and option contracts to reduce the effect of foreign currency exchange rate fluctuations, our operations may be adversely affected by significant changes in the foreign currencies relative to the U.S. dollar.

**Macroeconomic developments may adversely affect our business.**

Our performance is subject to global economic conditions and the related impact on consumer spending levels. Continued uncertainty about global economic conditions poses a risk as consumers and businesses postpone spending in response to tighter credit, unemployment, negative financial news, and/or declines in income or asset values, which could have a material negative effect on demand for our products.

As a retailer that is dependent upon consumer discretionary spending, our results of operations are sensitive to changes in macroeconomic conditions. Our customers may have less money for discretionary purchases as a result of job losses, foreclosures, bankruptcies, increased fuel and energy costs, higher interest rates, higher taxes, reduced access to credit, and lower home prices. There is also a risk that if negative economic conditions persist for a long period of time or worsen, consumers may make long-lasting reductions to their discretionary purchasing behavior. These and other economic factors could adversely affect demand for our products and services and our financial condition and operating results.

**Instability in the financial markets may adversely affect our business.**

Past disruptions in the U.S. and global credit and equity markets made it difficult for many businesses to obtain financing on acceptable terms. Although we currently have a revolving credit agreement in place until January 27, 2017 and do not have any borrowings under it (other than amounts used for standby letters of credit), tightening of credit markets could make it more difficult for us to access funds, refinance our existing indebtedness, enter into agreements for new indebtedness or obtain funding through the issuance of the Company's securities. Additionally, our borrowing costs can be affected by independent rating agencies' ratings, which are based largely on our performance as measured by credit metrics, including lease-adjusted leverage ratios.

We rely on a few key vendors for a majority of our merchandise purchases (including a significant portion from one key vendor). The inability of key suppliers to access liquidity, or the insolvency of key suppliers, could lead to their failure to deliver merchandise to us. Our inability to obtain merchandise in a timely manner from major suppliers could have a material adverse effect on our business, financial condition, and results of operations.

**Material changes in the market value of the securities we hold may adversely affect our results of operations and financial condition.**

At February 2, 2013, our cash, cash equivalents, and short-term investments totaled $928 million. The majority of our investments were short-term deposits in highly-rated banking institutions. As of February 2, 2013, we had $543 million of cash and cash equivalents held in foreign jurisdictions. We regularly monitor our counterparty credit risk and mitigate our exposure by making short-term investments only in highly-rated institutions and by limiting the amount we invest in any one institution. We continually monitor the creditworthiness of our counterparties. At February 2, 2013, almost all of the investments were in institutions rated A or better from a major credit rating agency. Despite those ratings, it is possible that the value or liquidity of our investments may decline due to any number of factors, including general market conditions and bank-specific credit issues.

Our U.S. pension plan trust holds assets totaling $585 million at February 2, 2013. The fair values of these assets held in the trust are compared to the plan's projected benefit obligation to determine the pension funding liability. We attempt to mitigate funding risk through asset diversification, and we regularly monitor investment risk of our portfolio through quarterly investment portfolio reviews and periodic asset and liability studies. Despite these measures, it is possible that the value of our portfolio may decline in the future due to any number of factors, including general market conditions and credit issues. Such declines could have an impact on the funded status of our pension plans and future funding requirements.

**If our long-lived assets, goodwill or other intangible assets become impaired, we may need to record significant non-cash impairment charges.**

We review our long-lived assets, goodwill and other intangible assets when events indicate that the carrying value of such assets may be impaired. Goodwill and other indefinite lived intangible assets are reviewed for impairment if impairment indicators arise and, at a minimum, annually. We determine fair value based on a combination of a discounted cash flow approach and market-based approach. If an impairment trigger is identified, the carrying value is compared to its estimated fair value and provisions for impairment are recorded as appropriate. Impairment losses are significantly affected by estimates of future operating cash flows and estimates of fair value. Our estimates of future operating cash flows are identified from our strategic long-range plans, which are based upon our experience, knowledge, and expectations; however, these estimates can be affected by such factors as our future operating results, future store profitability, and future economic conditions, all of which can be difficult to predict accurately. Any significant deterioration in macroeconomic conditions could affect the fair value of our long-lived assets, goodwill and other intangible assets and could result in future impairment charges, which would adversely affect our results of operations.

**Our financial results may be adversely affected by tax rates or exposure to additional tax liabilities.**

We are a U.S.-based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. Our provision for income taxes is based on a jurisdictional mix of earnings, statutory rates, and enacted tax rules, including transfer pricing. Significant judgment is required in determining our provision for income taxes and in evaluating our tax positions on a worldwide basis. Our effective tax rate could be adversely affected by a number of factors, including shifts in the mix of pretax results by tax jurisdiction, changes in tax laws or related interpretations in the jurisdictions in which we operate, and tax assessments and related interest and penalties resulting from income tax audits.

A substantial portion of our cash and investments is invested outside of the U.S. As we plan to permanently reinvest our foreign earnings outside the U.S., in accordance with U.S. GAAP, we have not provided for U.S. federal and state income taxes or foreign withholding taxes that may result from future remittances of undistributed earnings of foreign subsidiaries. Recent proposals to reform U.S. tax rules may result in a reduction or elimination of the deferral of U.S. income tax on our foreign earnings, which could adversely affect our effective tax rate. Any of these changes could have an adverse effect on our results of operations and financial condition.

**The effects of natural disasters, terrorism, acts of war, and public health issues may adversely affect our business.**

Natural disasters, including earthquakes, hurricanes, floods, and tornados may affect store and distribution center operations. In addition, acts of terrorism, acts of war, and military action both in the United States and abroad can have a significant effect on economic conditions and may negatively affect our ability to purchase merchandise from vendors for sale to our customers. Public health issues, such as flu or other pandemics, whether occurring in the United States or abroad, could disrupt our operations and result in a significant part of our workforce being unable to operate or maintain our infrastructure or perform other tasks necessary to conduct our business. Additionally, public health issues may disrupt the operations of our suppliers, our operations, our customers, or have an adverse effect on customer demand. We may be required to suspend operations in some or all of our locations, which could have a material adverse effect on our business, financial condition, and results of operations. Any significant declines in public safety or uncertainties regarding future economic prospects that affect customer spending habits could have a material adverse effect on customer purchases of our products.

**Manufacturer compliance with our social compliance program requirements.**

We require our independent manufacturers to comply with our policies and procedures, which cover many areas including labor, health and safety and environmental standards. We monitor compliance with our policies and procedures using internal resources, as well as third-party monitoring firms. Although we monitor their compliance with these policies and procedures, we do not control the manufacturers or their practices. Any failure of our independent manufacturers to comply with our policies and procedures or local laws in the country of manufacture could disrupt the shipment of merchandise to us, force us to locate alternate manufacturing sources, reduce demand for our merchandise, or damage our reputation.

**Complications in our distribution centers and other factors affecting the distribution of merchandise may affect our business.**

We operate four distribution centers worldwide to support our businesses. In addition to the distribution centers that we operate, we have third-party arrangements to support our operations in the U.S., Canada, Australia, and New Zealand. If complications arise with any facility or any facility is severely damaged or destroyed, our other distribution centers may not be able to support the resulting additional distribution demands. This may adversely affect our ability to deliver inventory on a timely basis. We depend upon third-party carriers for shipment of a significant amount of merchandise. An interruption in service by these carriers for any reason could cause temporary disruptions in our business, a loss of sales and profits, and other material adverse effects.

Our freight cost is affected by changes in fuel prices through surcharges. Increases in fuel prices and surcharges and other factors may increase freight costs and thereby increase our cost of sales. We enter into diesel fuel forward and option contracts to mitigate a portion of the risk associated with the variability caused by these surcharges.

**Disruptions, failures or security breaches of our information technology infrastructure could harm our business.**

Information technology is a critically important part of our business operations. We depend on information systems to process transactions, manage inventory, operate our websites, purchase, sell and ship goods on a timely basis, and maintain cost-efficient operations. There is a risk that we could experience a business interruption, theft of information, or reputational damage as a result of a cyber-attack, such as an infiltration of a data center, or data leakage of confidential information either internally or at our third-party providers. We may experience operational problems with our information systems as a result of system failures, system implementation issues, viruses, malicious hackers, sabotage, or other causes.

Our business involves the storage and transmission of customers' personal information, such as consumer preferences and credit card information. We invest in industry-standard security technology to protect the Company's data and business processes against the risk of data security breaches and cyber-attacks. Our data security management program includes identity, trust, vulnerability and threat management business processes, as well as enforcement of standard data protection policies such as Payment Card Industry compliance. We measure our data security effectiveness through industry accepted methods and remediate critical findings. Additionally, we certify our major technology suppliers and any outsourced services through accepted security certification measures. We maintain and routinely test backup systems and disaster recovery, along with external network security penetration testing by an independent third party as part of our business continuity preparedness.

While we believe that our security technology and processes are adequate in preventing security breaches and in reducing cyber security risks, given the ever-increasing abilities of those intent on breaching cyber security measures and given our reliance on the security and other efforts of third-party vendors, the total security effort at any point in time may not be completely effective, and any such security breaches and cyber incidents could adversely affect our business. Failure of our systems, including failures due to cyber-attacks that would prevent the ability of systems to function as intended, could cause transaction errors, loss of customers and sales, and could have negative consequences to us, our employees, and those with whom we do business. Any security breach involving the misappropriation, loss, or other unauthorized disclosure of confidential information by us could also severely damage our reputation, expose us to the risks of litigation and liability, and harm our business. While we carry insurance that would mitigate the losses to an extent, such insurance may be insufficient to compensate us for potentially significant losses.

**Risks associated with digital operations.**

Our digital operations are subject to numerous risks, including risks related to the failure of the computer systems that operate our websites and mobile sites and their related support systems, computer viruses, telecommunications failures, and similar disruptions. Also, we may require additional capital in the future to sustain or grow our digital commerce. Business risks related to digital commerce include risks associated with the need to keep pace with rapid technological change, Internet security risks, risks of system failure or inadequacy, governmental regulation and legal uncertainties with respect to the Internet, and collection of sales or other taxes by additional states or foreign jurisdictions. If any of these risks materializes, it could have a material adverse effect on our business.

**Our reliance on key management, store and field associates.**

Future performance will depend upon our ability to attract, retain, and motivate our executive and senior management team, as well as store personnel and field management. Our success depends to a significant extent both upon the continued services of our current executive and senior management team, as well as our ability to attract, hire, motivate, and retain additional qualified management in the future. Competition for key executives in the retail industry is intense, and our operations could be adversely affected if we cannot attract and retain qualified associates. Many of the store and field associates are in entry level or part-time positions with historically high rates of turnover. Our ability to meet our labor needs while controlling costs is subject to external factors such as unemployment levels, prevailing wage rates, minimum wage legislation, and changing demographics. If we are unable to attract and retain quality associates, our ability to meet our growth goals or to sustain expected levels of profitability may be compromised. In addition, a large number of our retail employees are paid the prevailing minimum wage, which if increased would negatively affect our profitability.

**We face risks arising from recent activity by the National Labor Relations Board in the United States.**

The National Labor Relations Board continually considers changes to labor regulations, many of which could significantly affect the nature of labor relations in the U.S. and how union elections and contract negotiations are conducted. In 2011, the National Labor Relations Board's definition of a bargaining unit changed, making it possible for smaller groups of employees to organize labor unions. Furthermore, recent regulations may streamline the election process, shortening the time between the filing of a petition and an election being held. These regulations and recent decisions could impose more labor relations requirements and union activity on our business conducted in the United States, thereby potentially increasing our costs, which could negatively affect our profitability.

**Health care reform could adversely affect our business.**

In 2010, Congress enacted comprehensive health care reform legislation which, among other things, includes guaranteed coverage requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded, and imposes new and significant taxes on health insurers and health care benefits. Due to the breadth and complexity of the health reform legislation and the large number of eligible employees who currently choose not to participate in our plans, it is difficult to predict the overall effect of the statute and related regulations on our business over the coming years. Eligible employees who currently choose not to participate in our healthcare plans may find it more advantageous to do so when recent changes to healthcare laws in the United States become effective in 2014. Such changes include tax penalties to persons for not obtaining healthcare coverage and being ineligible for certain healthcare subsidies if an employee is eligible for healthcare coverage under an employer's plan. If a large number of current eligible employees, who currently choose not to participate in our plans, choose to enroll when, or after, the law becomes effective, it may significantly increase our healthcare coverage costs and negatively affect our financial results.

**Legislative or regulatory initiatives related to global warming/climate change concerns may negatively affect our business.**

There has been an increasing focus and significant debate on global climate change recently, including increased attention from regulatory agencies and legislative bodies globally. This increased focus may lead to new initiatives directed at regulating an as-yet unspecified array of environmental matters. Legislative, regulatory or other efforts in the United States to combat climate change could result in future increases in taxes or in the cost of transportation and utilities, which could decrease our operating profits and could necessitate future additional investments in facilities and equipment. We are unable to predict the potential effects that any such future environmental initiatives may have on our business.

**We may be adversely affected by regulatory and litigation developments.**

We are exposed to the risk that federal or state legislation may negatively impact our operations. Changes in federal or state wage requirements, employee rights, health care, social welfare or entitlement programs such as health insurance, paid leave programs, or other changes in workplace regulation could increase our cost of doing business or otherwise adversely affect our operations. Additionally, we are regularly involved in various litigation matters, including class actions and patent infringement claims, which arise in the ordinary course of our business. Litigation or regulatory developments could adversely affect our business operations and financial performance.

**We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.**

The U.S. Foreign Corrupt Practices Act ("FCPA") and similar worldwide anti-corruption laws, including the U.K. Bribery Act of 2010, which is broader in scope than the FCPA, generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Our internal policies mandate compliance with these anti-corruption laws. Despite our training and compliance programs, we cannot be assured that our internal control policies and procedures will always protect us from reckless or criminal acts committed by our employees or agents.

Our continued expansion outside the U.S., including in developing countries, could increase the risk of such violations in the future. Violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operations or financial condition.

**Failure to fully comply with Section 404 of the Sarbanes-Oxley Act of 2002 could negatively affect our business, the price of our common stock and market confidence in our reported financial information.**

We continue to document, test, and monitor our internal controls over financial reporting in order to satisfy all of the requirements of Section 404 of the Sarbanes-Oxley Act of 2002; however we cannot be assured that our disclosure controls and procedures and our internal controls over financial reporting will prove to be completely adequate in the future. Failure to fully comply with Section 404 of the Sarbanes-Oxley Act of 2002 could negatively affect our business, the price of our common stock, and market confidence in our reported financial information.

### *Item 1B. Unresolved Staff Comments*

None.

### *Item 2. Properties*

The properties of the Company and its consolidated subsidiaries consist of land, leased stores, administrative facilities, and distribution centers. Gross square footage and total selling area for the Athletic Stores segment at the end of 2012 were approximately 12.32 and 7.26 million square feet, respectively. These properties, which are primarily leased, are located in the United States, Canada, various European countries, Australia, and New Zealand.

The Company currently operates four distribution centers, of which two are owned and two are leased, occupying an aggregate of 2.5 million square feet. Three of the four distribution centers are located in the United States and one is in the Netherlands. We also own a cross-dock facility and operate a leased manufacturing facility in the U.S., both of which we operate in support of our Team Edition apparel business.

### *Item 3. Legal Proceedings*

Information regarding the Company's legal proceedings is contained in the *Legal Proceedings* note under "Item 8. Consolidated Financial Statements and Supplementary Data."

### *Item 4. Mine Safety Disclosures*

Not applicable.

**Executive Officers of the Registrant**

Information with respect to Executive Officers of the Company, as of April 1, 2013, is set forth below:

| | |
|---|---|
| Chairman of the Board, President and Chief Executive Officer | Ken C. Hicks |
| Executive Vice President and Chief Operating Officer | Richard A. Johnson |
| Executive Vice President — Operations Support | Robert W. McHugh |
| Executive Vice President and Chief Financial Officer | Lauren B. Peters |
| Senior Vice President, General Counsel and Secretary | Gary M. Bahler |
| Senior Vice President — Real Estate | Jeffrey L. Berk |
| Senior Vice President and Chief Information Officer | Peter D. Brown |
| Senior Vice President and Chief Accounting Officer | Giovanna Cipriano |
| Senior Vice President — Human Resources | Laurie J. Petrucci |
| Vice President, Treasurer and Investor Relations | John A. Maurer |

*Ken C. Hicks,* age 60, has served as Chairman of the Board since January 31, 2010 and President and Chief Executive Officer since August 17, 2009. Mr. Hicks served as President and Chief Merchandising Officer of J.C. Penney Company, Inc. ("JC Penney") from 2005 through 2009. He was President and Chief Operating Officer of Stores and Merchandise Operations of JC Penney from 2002 through 2004, and he served as President of Payless ShoeSource, Inc. from 1999 to 2002. Mr. Hicks is also a director of Avery Dennison Corporation.

*Richard A. Johnson,* age 55, has served as Executive Vice President and Chief Operating Officer since May 16, 2012. He served as Executive Vice President and Group President from July 2011 to May 15, 2012; President and Chief Executive Officer of Foot Locker U.S., Lady Foot Locker, Kids Foot Locker, and Footaction from January 2010 to July 2011; President and Chief Executive Officer of Foot Locker Europe from August 2007 to January 2010; and President and Chief Executive Officer of Footlocker.com/Eastbay from April 2003 to August 2007. Mr. Johnson is a director of Maidenform Brands, Inc.

*Robert W. McHugh,* age 54, has served as Executive Vice President — Operations Support since July 2011. He served as Executive Vice President and Chief Financial Officer from May 2009 to July 2011; and Senior Vice President and Chief Financial Officer from November 2005 through April 2009.

*Lauren B. Peters,* age 51, has served as Executive Vice President and Chief Financial Officer since July 2011. She served as Senior Vice President — Strategic Planning from April 2002 to July 2011.

*Gary M. Bahler,* age 61, has served as Senior Vice President since August 1998, General Counsel since February 1993 and Secretary since February 1990.

*Jeffrey L. Berk,* age 57, has served as Senior Vice President — Real Estate since February 2000.

*Peter D. Brown,* age 58, has served as Senior Vice President and Chief Information Officer since February 2011. He served as Senior Vice President, Chief Information Officer and Investor Relations from September 2006 to February 2011; and as Vice President — Investor Relations and Treasurer from October 2001 to September 2006.

*Giovanna Cipriano,* age 43, has served as Senior Vice President and Chief Accounting Officer since May 2009. Ms. Cipriano served as Vice President and Chief Accounting Officer from November 2005 through April 2009.

*Laurie J. Petrucci,* age 54, has served as Senior Vice President — Human Resources since May 2001.

*John A. Maurer,* age 53, has served as Vice President, Treasurer and Investor Relations since February 2011. Mr. Maurer served as Vice President and Treasurer from September 2006 to February 2011. He served as Divisional Vice President and Assistant Treasurer from April 2006 to September 2006.

There are no family relationships among the executive officers or directors of the Company.

# PART II

***Item 5. Market for the Company's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Foot Locker, Inc. common stock (ticker symbol "FL") is listed on The New York Stock Exchange as well as on the Börse Stuttgart stock exchange in Germany. As of February 2, 2013, the Company had 17,047 shareholders of record owning 150,069,929 common shares.

The following table provides, for the period indicated, the intra-day high and low sales prices for the Company's common stock:

| | 2012 | | 2011 | |
|---|---|---|---|---|
| | **High** | **Low** | **High** | **Low** |
| 1st Quarter | $32.27 | $26.00 | $22.03 | $17.21 |
| 2nd Quarter | 34.00 | 27.86 | 25.50 | 21.00 |
| 3rd Quarter | 37.65 | 32.51 | 23.02 | 16.66 |
| 4th Quarter | 36.09 | 31.07 | 26.82 | 20.82 |

During each of the quarters of 2012 the Company declared a dividend of $0.18 per share. The Board of Directors reviews the dividend policy and rate, taking into consideration the overall financial and strategic outlook for our earnings, liquidity, and cash flow projections. On February 20, 2013, the Board of Directors declared a quarterly dividend of $0.20 per share to be paid on May 3, 2013. This dividend represents an 11 percent increase over the Company's previous quarterly per share amount.

The following table is a summary of our fourth quarter share repurchases:

| **Date Purchased** | **Total Number of Shares Purchased(1)** | **Average Price Paid per Share(1)** | **Total Number of Shares Purchased as Part of Publicly Announced Program(2)** | **Approximate Dollar Value of Shares that may yet be Purchased Under the Program(2)** |
|---|---|---|---|---|
| Oct. 28, 2012 – Nov. 24, 2012 | — | — | — | $305,735,784 |
| Nov. 25, 2012 – Dec. 29, 2012 | 1,039,000 | $33.68 | 1,039,000 | $270,737,739 |
| Dec. 30, 2012 – Feb. 2, 2013 | — | — | — | $270,737,739 |
| | 1,039,000 | $33.68 | 1,039,000 | $270,739,739 |

(1) These columns also reflect shares purchased in connection with stock swaps. The calculation of the average price paid per share includes all fees, commissions, and other costs associated with the repurchase of such shares.

(2) On February 14, 2012, the Company's Board of Directors approved a 3-year, $400 million share repurchase program extending through January 2015. Through February 2, 2013, 4.0 million shares of common stock were purchased under this program, for an aggregate cost of $129 million.

On February 20, 2013, the Board of Directors approved a new 3-year, $600 million share repurchase program extending through January 2016, replacing the Company's previous $400 million program which terminated on that date.

## Performance Graph

The following graph compares the cumulative five-year total return to shareholders on Foot Locker, Inc.'s common stock relative to the total returns of the S&P 400 Retailing Index and the Russell Midcap Index.

The following Performance Graph and related information shall not be deemed "soliciting material" or to be filed with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

**Indexed Share Price Performance**


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Foot Locker, Inc.
S&P 400 Retailing Index
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| | 2/2/2008 | 1/31/2009 | 1/30/2010 | 1/29/2011 | 1/28/2012 | 2/2/2013 |
|---|---|---|---|---|---|---|
| **Foot Locker, Inc.** | $100.00 | $52.80 | $ 80.99 | $127.47 | $189.67 | $247.92 |
| **S&P 400 Retailing Index** | $100.00 | $58.94 | $102.23 | $144.76 | $174.61 | $213.90 |
| **Russell Midcap Index** | $100.00 | $55.58 | $ 79.89 | $103.28 | $105.52 | $122.85 |

*Item 6. Selected Financial Data*

## FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

The selected financial data below should be read in conjunction with the Consolidated Financial Statements and the Notes thereto and other information contained elsewhere in this report.

| ($ in millions, except per share amounts) | 2012[1] | 2011 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|
| **Summary of Continuing Operations** | | | | | |
| Sales | $6,182 | 5,623 | 5,049 | 4,854 | 5,237 |
| Gross margin | 2,034 | 1,796 | 1,516 | 1,332 | 1,460 |
| Selling, general and administrative expenses | 1,294 | 1,244 | 1,138 | 1,099 | 1,174 |
| Impairment and other charges | 12 | 5 | 10 | 41 | 259 |
| Depreciation and amortization | 118 | 110 | 106 | 112 | 130 |
| Interest expense, net | 5 | 6 | 9 | 10 | 5 |
| Other income | (2) | (4) | (4) | (3) | (8) |
| Income (loss) from continuing operations, after-tax | 397 | 278 | 169 | 47 | (79) |
| **Per Common Share Data** | | | | | |
| Basic earnings | 2.62 | 1.81 | 1.08 | 0.30 | (0.52) |
| Diluted earnings | 2.58 | 1.80 | 1.07 | 0.30 | (0.52) |
| Common stock dividends declared per share | 0.72 | 0.66 | 0.60 | 0.60 | 0.60 |
| **Weighted-average Common Shares Outstanding** | | | | | |
| Basic earnings | 151.2 | 153.0 | 155.7 | 156.0 | 154.0 |
| Diluted earnings | 154.0 | 154.4 | 156.7 | 156.3 | 154.0 |
| **Financial Condition** | | | | | |
| Cash, cash equivalents, and short-term investments | $ 928 | 851 | 696 | 589 | 408 |
| Merchandise inventories | 1,167 | 1,069 | 1,059 | 1,037 | 1,120 |
| Property and equipment, net | 490 | 427 | 386 | 387 | 432 |
| Total assets | 3,367 | 3,050 | 2,896 | 2,816 | 2,877 |
| Long-term debt | 133 | 135 | 137 | 138 | 142 |
| Total shareholders' equity | 2,377 | 2,110 | 2,025 | 1,948 | 1,924 |
| **Financial Ratios** | | | | | |
| Sales per average gross square foot[2] | $ 443 | 406 | 360 | 333 | 350 |
| Earnings before interest and taxes (EBIT)[3] | 612 | 441 | 266 | 83 | (95) |
| EBIT margin[3] | 9.9% | 7.8 | 5.3 | 1.7 | (1.8) |
| Net income margin[3] | 6.4% | 4.9 | 3.3 | 1.0 | (1.5) |
| Return on assets (ROA) | 12.4% | 9.4 | 5.9 | 1.7 | (2.6) |
| Return on invested capital (ROIC)[4] | 14.2% | 11.8 | 8.3 | 5.3 | 5.4 |
| Net debt capitalization percent[5] | 37.2% | 36.0 | 39.0 | 43.0 | 46.7 |
| Current ratio | 3.7 | 3.8 | 4.0 | 4.1 | 4.2 |
| **Other Data** | | | | | |
| Capital expenditures | $ 163 | 152 | 97 | 89 | 146 |
| Number of stores at year end | 3,335 | 3,369 | 3,426 | 3,500 | 3,641 |
| Total selling square footage at year end (in millions) | 7.26 | 7.38 | 7.54 | 7.74 | 8.09 |
| Total gross square footage at year end (in millions) | 12.32 | 12.45 | 12.64 | 12.96 | 13.50 |

(1) 2012 represents the 53 weeks ended February 2, 2013.

(2) Calculated as Athletic Store sales divided by the average monthly ending gross square footage of the last thirteen months. The computation for each of the years presented reflects the foreign exchange rate in affect for such year. The 2012 amount has been calculated excluding the sales of the 53rd week.

(3) Calculated using results from continuing operations.

(4) See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Reconciliation of Non-GAAP Measures" for additional information and calculation.

(5) Represents total debt, net of cash, cash equivalents, and short-term investments. Additionally, this calculation includes the present value of operating leases, and accordingly is considered a non-GAAP measure.

## *Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations*

### Business Overview

Foot Locker, Inc., through its subsidiaries, operates in two reportable segments — Athletic Stores and Direct-to-Customers. The Athletic Stores segment is one of the largest athletic footwear and apparel retailers in the world, whose formats include Foot Locker, Lady Foot Locker, Kids Foot Locker, Champs Sports, Footaction, and CCS. The Direct-to-Customers segment includes Footlocker.com, Inc. and other affiliates, including Eastbay, Inc. and CCS, which sell to customers through their Internet websites, mobile devices, and catalogs.

The Foot Locker brand is one of the most widely recognized names in the markets in which the Company operates, epitomizing high quality for the active lifestyle customer. This brand equity has aided the Company's ability to successfully develop and increase its portfolio of complementary retail store formats, such as Lady Foot Locker, Footaction and Kids Foot Locker, as well as Footlocker.com, its direct-to-customers business. Through various marketing channels, including broadcast, digital, print, and various sports sponsorships and events, the Company reinforces its image with a consistent message- namely, that it is the destination for athletically inspired shoes and apparel with a wide selection of merchandise in a full-service environment.

*Store Profile*

| | January 28, 2012 | Opened | Closed | February 2, 2013 | Relocations/ Remodels | Square Footage (in thousands) | |
|---|---|---|---|---|---|---|---|
| | | | | | | Selling | Gross |
| Foot Locker US | 1,118 | 9 | 55 | 1,072 | 58 | 2,515 | 4,311 |
| Foot Locker Europe | 561 | 39 | 10 | 590 | 41 | 808 | 1,770 |
| Foot Locker Canada | 129 | 2 | 2 | 129 | 9 | 264 | 406 |
| Foot Locker Asia Pacific | 91 | 3 | 2 | 92 | 5 | 128 | 206 |
| Lady Foot Locker | 331 | 1 | 29 | 303 | 17 | 398 | 685 |
| Kids Foot Locker | 291 | 18 | 4 | 305 | 13 | 421 | 727 |
| Footaction | 292 | 1 | 10 | 283 | 18 | 817 | 1,299 |
| Champs Sports | 534 | 12 | 7 | 539 | 37 | 1,876 | 2,861 |
| CCS | 22 | — | — | 22 | — | 34 | 51 |
| **Total** | **3,369** | **85** | **119** | **3,335** | **198** | **7,261** | **12,316** |

*Athletic Stores*

The Company operates 3,335 stores in the Athletic Stores segment. The following is a brief description of the Athletic Stores segment's operating businesses:

*Foot Locker — "Sneaker Central"* — Foot Locker is a leading global athletic footwear and apparel retailer. Its stores offer the latest in athletically-inspired performance products, manufactured primarily by the leading athletic brands. Foot Locker offers products for a wide variety of activities including basketball, running, and training. Additionally, we operate 65 House of Hoops, primarily a shop-in-shop concept, which sells premier basketball inspired products. Foot Locker's 1,883 stores are located in 23 countries including 1,072 in the United States, Puerto Rico, U.S. Virgin Islands, and Guam, 129 in Canada, 590 in Europe, and a combined 92 in Australia and New Zealand. The domestic stores have an average of 2,300 selling square feet and the international stores have an average of 1,500 selling square feet.

*Lady Foot Locker — "The Place for Her"* — Lady Foot Locker is a leading U.S. retailer of athletic footwear, apparel, and accessories for active women. Its stores carry major athletic footwear and apparel brands, as well as casual wear and an assortment of apparel designed for a variety of activities, including running, walking, training, and fitness. In November 2012, the Company announced the introduction of a new banner named "SIX:02." This new banner is an elevated retail concept featuring top brands in fitness apparel and athletic footwear for women. Lady Foot Locker and SIX:02 operate 300 and 3 stores, respectively, and are located in the United States, Puerto Rico, and the U.S. Virgin Islands. These stores have an average of 1,300 selling square feet.

*Kids Foot Locker — "Where Kids Come First"* — Kids Foot Locker is a national children's athletic retailer that offers the largest selection of brand-name athletic footwear, apparel and accessories for children. Its stores feature an environment geared to appeal to both parents and children. Its 305 stores are located in the United States, Puerto Rico, the U.S. Virgin Islands, Europe, and Canada. These stores have an average of 1,400 selling square feet.

*Footaction — "Head-to-Toe Sport Inspired Style"* — Footaction is a national athletic footwear and apparel retailer. The primary customer is a confident, influential young male who is driven by style and is always thoughtful about his look. Its 283 stores are located throughout the United States and Puerto Rico and focus on marquee footwear and branded apparel. The Footaction stores have an average of 2,900 selling square feet.

*Champs Sports — "We Know Game"* — Champs Sports is one of the largest mall-based specialty athletic footwear and apparel retailers in North America. Its product categories include athletic footwear and apparel, and sport-lifestyle inspired accessories. This assortment allows Champs Sports to differentiate itself from other mall-based stores by presenting complete head-to-toe merchandising stories representing the most powerful athletic brands, sports teams, and athletes in North America. Its 539 stores are located throughout the United States, Canada, Puerto Rico, and the U.S. Virgin Islands. The Champs Sports stores have an average of 3,500 selling square feet.

*CCS* — As of February 2, 2013, we operated 22 stores in the United States. During the first quarter of 2013, we expect to close all the locations. The CCS brand will be operated solely as an ecommerce business.

*Direct-to-Customers*

The Company's Direct-to-Customers segment is multi-branded and multi-channeled. This segment sells, through its affiliates, directly to customers through its Internet websites, mobile devices, and catalogs. The Direct-to-Customers segment operates the websites for eastbay.com, final-score.com, eastbayteamservices.com, ccs.com, as well as websites aligned with the brand names of its store banners (footlocker.com, ladyfootlocker.com, kidsfootlocker.com, footaction.com, and champssports.com).

*Eastbay — "First Choice for Athletes"* — Eastbay is among the largest direct marketers in the United States, providing the high school athlete with a complete sports solution including athletic footwear, apparel, equipment, team licensed, and private-label merchandise.

*CCS — "We are Board Culture"* — In 2008, the Company purchased CCS, an Internet and catalog retailer of skateboard equipment, apparel, footwear, and accessories. CCS serves the needs of the 12-20 year old seeking an authentic board lifestyle shop. CCS is anchored in skate but appealing to the surrounding board culture. The CCS format offers board lifestyle merchandise that will fit the needs of the customer all year long and stocks the best selection of both core and lifestyle brands. The retail store operations of CCS are included in the Athletic Stores segment.

*Franchise Operations*

In 2006, the Company entered into a ten-year area development agreement with the Alshaya Trading Co. W.L.L., for the operation of Foot Locker stores located within the Middle East, subject to certain restrictions. Additionally, in 2007, the Company entered into a ten-year agreement with another third party for the exclusive right to open and operate Foot Locker stores in the Republic of Korea.

A total of 42 franchised stores were operating at February 2, 2013. Royalty income from the franchised stores was not significant for any of the periods presented. These stores are not included in the Company's operating store count above.

### Reconciliation of Non-GAAP Measures

In the following tables, the Company has presented certain financial measures and ratios identified as non-GAAP. The Company believes this non-GAAP information is a useful measure to investors because it allows for a more direct comparison of the Company's performance for 2012 as compared with prior years and is useful in assessing the Company's progress in achieving its long-term financial objectives.

The 2012 results represent the 53 weeks ended February 2, 2013 as compared with 52 weeks in the 2011 and 2010 reporting years.

The following represents a reconciliation of the non-GAAP measures discussed throughout the Overview of Consolidated Results:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| | (in millions, except per share amounts) | | |
| **Sales:** | | | |
| Sales | $6,182 | $5,623 | $5,049 |
| 53rd week | 81 | — | — |
| Sales excluding 53rd week (non-GAAP) | $6,101 | $5,623 | $5,049 |
| **Pre-tax income:** | | | |
| Income before income taxes | $ 607 | $ 435 | $ 257 |
| Pre-tax amounts excluded from GAAP: | | | |
| 53rd week | (22) | — | — |
| Impairment charges | 12 | 5 | 10 |
| Money market realized gain – recorded within other income | — | — | (2) |
| Total pre-tax amounts excluded | (10) | 5 | 8 |
| Income before income taxes (non-GAAP) | $ 597 | $ 440 | $ 265 |
| **Calculation of Earnings Before Interest and Taxes (EBIT):** | | | |
| Income before income taxes | $ 607 | $ 435 | $ 257 |
| Interest expense, net | 5 | 6 | 9 |
| EBIT | $ 612 | $ 441 | $ 266 |
| Income before income taxes (non-GAAP) | $ 597 | $ 440 | $ 265 |
| Interest expense, net | 5 | 6 | 9 |
| EBIT (non-GAAP) | $ 602 | $ 446 | $ 274 |
| EBIT margin % | 9.9% | 7.8% | 5.3% |
| EBIT margin % (non-GAAP) | 9.9% | 7.9% | 5.4% |
| **After-tax income:** | | | |
| Net income | $ 397 | $ 278 | $ 169 |
| After-tax amounts excluded from GAAP: | | | |
| 53rd week | (14) | — | — |
| Impairment charges | 7 | 3 | 4 |
| Settlement of a foreign tax audit | (9) | — | — |
| Canadian tax rate changes | (1) | — | — |
| Net income (non-GAAP) | $ 380 | $ 281 | $ 173 |
| Net income margin % | 6.4% | 4.9% | 3.3% |
| Net income margin % (non-GAAP) | 6.2% | 5.0% | 3.4% |
| **Diluted earnings per share:** | | | |
| Net income | $ 2.58 | $ 1.80 | $ 1.07 |
| 53rd week | (0.09) | — | — |
| Impairment charges | 0.05 | 0.02 | 0.04 |
| Settlement of a foreign tax audit | (0.06) | — | — |
| Canadian tax rate changes | (0.01) | — | — |
| Money-market realized gain | — | — | (0.01) |
| Net income (non-GAAP) | $ 2.47 | $ 1.82 | $ 1.10 |

The Company estimates the tax effect of the non-GAAP adjustments by applying its effective tax rate to each of the respective items. The money-market gain recorded in 2010 with respect to The Reserve International Liquidity Fund, Ltd. was recorded with no tax expense due to the fact that the entity that held the investment has a zero statutory tax rate.

When assessing Return on Invested Capital ("ROIC"), the Company adjusts its results to reflect its operating leases as if they qualified for capital lease treatment. Operating leases are the primary financing vehicle used to fund store expansion and, therefore, we believe that the presentation of these leases as capital leases is appropriate. Accordingly, the asset base and net income amounts are adjusted to reflect this in the calculation of ROIC. ROIC, subject to certain adjustments, is also used as a measure in executive long-term incentive compensation.

The closest GAAP measure is Return on Assets ("ROA") and is also represented below. ROA increased to 12.4 percent as compared with 9.4 percent in the prior year reflecting the Company's overall performance in 2012.

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| ROA[1] | 12.4% | 9.4% | 5.9% |
| ROIC % (non-GAAP)[2] | 14.2% | 11.8% | 8.3% |

(1) Represents net income of $397 million, $278 million, and $169 million divided by average total assets of $3,209 million, $2,973 million, and $2,856 million for 2012, 2011, and 2010, respectively.

(2) See below for the calculation of ROIC.

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| | | (in millions) | |
| EBIT (non-GAAP) | $ 602 | $ 446 | $ 274 |
| + Rent expense | 560 | 544 | 522 |
| - Estimated depreciation on capitalized operating leases[3] | (409) | (389) | (366) |
| Net operating profit | 753 | 601 | 430 |
| - Adjusted income tax expense[4] | (274) | (218) | (153) |
| **= Adjusted return after taxes** | $ 479 | $ 383 | $ 277 |
| Average total assets | $ 3,209 | $ 2,973 | $ 2,856 |
| - Average cash, cash equivalents and short-term investments | (890) | (774) | (642) |
| - Average non-interest bearing current liabilities | (592) | (519) | (461) |
| - Average merchandise inventories | (1,118) | (1,064) | (1,048) |
| + Average estimated asset base of capitalized operating leases[3] | 1,552 | 1,429 | 1,443 |
| + 13-month average merchandise inventories | 1,200 | 1,192 | 1,177 |
| **= Average invested capital** | $ 3,361 | $ 3,237 | $ 3,325 |
| **ROIC %** | 14.2% | 11.8% | 8.3% |

(3) The determination of the capitalized operating leases and the adjustments to income have been calculated on a lease-by-lease basis and have been consistently calculated in each of the years presented above. Capitalized operating leases represent the best estimate of the asset base that would be recorded for operating leases as if they had been classified as capital or as if the property were purchased.

(4) The adjusted income tax expense represents the marginal tax rate applied to net operating profit for each of the periods presented.

**Overview of Consolidated Results**

In March 2012, the Company updated its long-range plan and updated the long-term financial objectives in light of our progress in achieving the original objectives established in 2010. Our results and long-term objectives are presented below:

| | 2012 | 2011 | 2010 | Long-term Objectives |
|---|---|---|---|---|
| Sales (in millions)[1] | $6,101 | $5,623 | $5,049 | $7,500 |
| Sales per gross square foot | $ 443 | $ 406 | 360 | $ 500 |
| EBIT margin[1] | 9.9% | 7.9% | 5.4% | 11.0% |
| Net income margin[1] | 6.2% | 5.0% | 3.4% | 7.0% |
| ROIC[1] | 14.2% | 11.8% | 8.3% | 14.0% |

(1) Represents non-GAAP results for all periods presented.

Excluding the results of the 53rd week, highlights of our 2012 financial performance include:

- Sales and comparable-store sales, as noted in the table below, both increased reflecting the continued success of our strategic plan, coupled with the favorable athletic trend. Sales continued to benefit from new exciting assortments across various product lines.

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Sales increase | 8.5% | 11.4% | 4.0% |
| Comparable-store sales increase | 9.4% | 9.8% | 5.8% |

- Gross margin, as a percentage of sales, increased 90 basis points to 32.8 percent in 2012. Our occupancy and buyers' compensation expenses improved by 90 basis points for the same period reflecting improved leverage on higher sales. In addition, our merchandise margin rate improved by 10 basis points. These improvements were offset by a 10 basis point reduction associated with shipping and handling.
- SG&A expenses were 21.0 percent of sales, an improvement of 110 basis points as compared with the prior year, as we carefully managed expenses.
- Net income was $380 million or $2.47 diluted earnings per share, an increase of 35.7 percent from the prior-year period.

The following represents a summary of the activity for the 53 week period ended February 2, 2013:

- Cash, cash equivalents, and short-term investments at February 2, 2013 were $928 million, representing an increase of $77 million.
- Cash flow provided from operations was $416 million, representing a decrease of $81 million as compared with the prior year. This decrease was primarily driven by an increase in merchandise inventories, which was planned in order to support sales for early February, which is typically a strong period for us.
- Capital expenditures during 2012 totaled $163 million and were primarily directed to the remodeling or relocation of 198 stores, the build-out of 85 new stores, and continued improvements to the features and functionality of our websites, enhancing the cross-channel experience.
- Dividends totaling $109 million were declared and paid during 2012, returning significant value to our shareholders.
- A total of $129 million, or 4.0 million shares, were repurchased as part of our previously-announced share repurchase program. On February 20, 2013, we announced a new 3-year, $600 million share repurchase program, extending through January 2016.
- ROIC increased to 14.2 percent, reflecting productivity improvements and a disciplined approach to capital spending.

The following table represents a summary of sales and operating results, reconciled to income before income taxes:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| | | (in millions) | |
| **Sales** | | | |
| Athletic Stores | $5,568 | $5,110 | $4,617 |
| Direct-to-Customers | 614 | 513 | 432 |
| | $6,182 | $5,623 | $5,049 |
| **Operating Results** | | | |
| Athletic Stores[1] | $ 653 | $ 495 | $ 329 |
| Direct-to-Customers[2] | 65 | 45 | 30 |
| | 718 | 540 | 359 |
| Restructuring charge[3] | — | (1) | — |
| Division profit | 718 | 539 | 359 |
| Less: Corporate expense | 108 | 102 | 97 |
| Operating profit | 610 | 437 | 262 |
| Other income[4] | 2 | 4 | 4 |
| Earnings before interest expense and income taxes | 612 | 441 | 266 |
| Interest expense, net | 5 | 6 | 9 |
| Income before income taxes | $ 607 | $ 435 | $ 257 |

(1) The results for 2012 include a non-cash impairment charge of $5 million to write down long-lived assets of the CCS stores as a result of the Company's decision to close the stores during the first quarter of 2013.

(2) Included in the results for 2012, 2011, and 2010 are non-cash impairment charges of $7 million, $5 million, and $10 million, respectively, to write down the CCS tradename intangible asset.

(3) In 2011, the Company increased its 1993 Repositioning and 1991 Restructuring reserve by $1 million for repairs necessary to one of the locations comprising this reserve. This amount is included in selling, general and administrative expenses.

(4) Other income includes non-operating items such as: gains from insurance recoveries; discounts/premiums paid on the repurchase and retirement of bonds; royalty income; and the changes in fair value, premiums paid, and realized gains associated with foreign currency option contracts. Included in the year ended January 29, 2011 is a $2 million gain to reflect the Company's settlement of its money-market investment in The Reserve International Liquidity Fund.

*Sales*

All references to comparable-store sales for a given period relate to sales from stores (including sales from stores that have been relocated or remodeled during the relevant periods) that are open at the period-end, that have been open for more than one year, and sales from the Direct-to-Customers segment. Computations exclude the effect of foreign currency fluctuations. Stores opened and closed during the period are not included. Comparable-store sales for 2012 do not include the sales from the 53rd week of 2012.

Sales of $6,182 million in 2012 increased by 9.9 percent from sales of $5,623 million in 2011. Results for 2012 include the effect of the 53rd week, which represented sales of $81 million. Excluding the effect of foreign currency fluctuations, sales increased 11.4 percent as compared with 2011. Comparable-store sales increased by 9.4 percent, which was primarily driven by higher footwear sales. Footwear sales represented 76 percent of total sales. Apparel and accessories sales, also increased during 2012 and represented 24 percent of total sales.

Sales in 2011 increased to $5,623 million, or by 11.4 percent as compared with 2010. Excluding the effect of foreign currency fluctuations, sales increased 9.7 percent as compared with 2010. Comparable-store sales increased by 9.8 percent. This increase primarily reflected higher footwear sales. Apparel and accessories sales also increased, which represented approximately 24 percent of sales, reflecting a modest increase over the corresponding prior-year period of 23 percent.

*Gross Margin*

Gross margin as a percentage of sales was 32.9 percent in 2012, representing an increase of 100 basis points as compared with the prior year. The increase in the gross margin rate included a decrease of 110 basis points in the occupancy and buyers' compensation expense rate reflecting improved leverage on largely fixed costs, offset by an increase in the cost of merchandise of 10 basis points. The decline in the merchandise margin rate primarily reflects the effect of lower initial markups, higher markdowns in Europe, and the effect of lower shipping and handling income. The markdowns in Europe were necessary to ensure that merchandise inventories remained current and in line with sales trend. The Direct-to-Customers segment continued to provide free shipping offers to remain competitive with other Internet retailers. Vendor allowances had no effect on the gross margin rate, as compared with the prior year. Excluding the effect of the 53rd week in 2012, gross margin increased by 90 basis points as compared with 2011.

Gross margin as a percentage of sales was 31.9 percent in 2011, increasing by 190 basis points as compared with 2010. This increase reflected a decrease of 120 basis points in the occupancy and buyers' compensation expense rate reflecting improved leverage on largely fixed costs and a 70 basis points improvement in the merchandise margin rate as the Company was less promotional during 2011. Our inventory position had improved in 2011, both in terms of the overall levels of inventory and its quality. This improvement, along with better merchandise allocations, is primarily the result of ongoing initiatives to improve our inventory productivity, which contributes to our ability to be less promotional. The effect of vendor allowances, as compared with the prior year, contributed 10 basis points to this improvement.

*Selling, General and Administrative Expenses*

Selling, general and administrative ("SG&A") expenses increased by $50 million, or 4.0 percent, to $1,294 million in 2012, as compared with 2011. SG&A as a percentage of sales decreased to 20.9 percent as compared with 22.1 percent in 2011. Excluding the effect of foreign currency fluctuations, SG&A increased by $69 million. This increase reflects the effect of the 53rd week, which contributed $13 million in additional expenses, as well as higher variable expenses to support sales, such as store wages and banking expenses. The Company also increased its marketing and advertising spending by $8 million during 2012 in order to support the Company's strategic objective of differentiating its formats.

SG&A expenses increased by $106 million, or 9.3 percent, to $1,244 million in 2011, as compared with prior year. SG&A as a percentage of sales decreased to 22.1 percent as compared with 22.5 percent in 2010. Excluding the effect of foreign currency fluctuations in 2011, SG&A increased by $86 million. This increase primarily reflected higher variable expenses to support sales, such as store wages and banking expenses, and $25 million of increased marketing and advertising spending.

*Corporate Expense*

Corporate expense consists of unallocated general and administrative expenses as well as depreciation and amortization related to the Company's corporate headquarters, centrally managed departments, unallocated insurance and benefit programs, certain foreign exchange transaction gains and losses, and other items. Depreciation and amortization included in corporate expense was $13 million, $11 million, and $12 million in 2012, 2011, and 2010, respectively.

Corporate expense increased by $6 million to $108 million in 2012 as compared with 2011. The increase represents increased depreciation and amortization of $2 million, $2 million of increased share-based compensation expense, and a charge of $4 million related to litigation, offset, in part, by expense savings in other corporate areas. The effect of the 53rd week on corporate expense was not significant.

Corporate expense increased by $5 million to $102 million in 2011 as compared with 2010. The increase primarily represents higher share-based compensation expense and miscellaneous professional fees.

*Depreciation and Amortization*

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| | | (in millions) | |
| Depreciation expense | $118 | $110 | $106 |
| Percentage increase (decrease) | 7.3% | 3.8% | (5.4)% |

Excluding the effect of foreign currency fluctuations, depreciation and amortization expense for 2012 increased by $10 million or by 9.1 percent as compared with 2011. The increases in both 2012 and 2011 reflect increased capital spending.

*Interest Expense, Net*

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| | | (in millions) | |
| Interest expense | $ 11 | $ 13 | $ 14 |
| Interest income | (6) | (7) | (5) |
| Interest expense, net | $ 5 | $ 6 | $ 9 |
| Weighted-average interest rate (excluding fees) | 7.6% | 7.6% | 7.6% |

The overall reduction in net interest expense in 2012 as compared with 2011 primarily reflected lower expenses associated with the Company's revolving credit facility, which was amended at the end of 2011 with lower annual fees.

The overall reduction in net interest expense in 2011 as compared with 2010 primarily reflected increased income earned on higher cash and cash equivalent balances.

The Company did not have any short-term borrowings for any of the periods presented.

*Income Taxes*

The effective tax rate for 2012 was 34.6 percent, as compared with 36.0 percent in 2011. The Company regularly assesses the adequacy of the provisions for income tax contingencies in accordance with the applicable authoritative guidance on accounting for income taxes. As a result, the reserves for unrecognized tax benefits may be adjusted as a result of new facts and developments, such as changes to interpretations of relevant tax law, assessments from taxing authorities, settlements with taxing authorities, and lapses of statutes of limitation. During the third quarter of 2012, the Company settled one of its foreign tax audits resulting in a reserve release of $9 million. The effective tax rate for 2012 also includes other reserve releases totaling $4 million due to audit settlements and lapses of statutes of limitations primarily in foreign jurisdictions. Additionally, included in 2012 are one-time benefits totaling $4 million, representing foreign tax law changes of $2 million, additional U.S. tax credits of $1 million, and a $1 million benefit related to a Canadian provincial tax rate change that increased the value of the Company's net deferred tax assets. Excluding these items, as well as the prior-year adjustments discussed below, the effective tax rate increased primarily due to the higher proportion of income earned in the United States, which bears a higher tax rate.

The effective tax rate for 2011 was 36.0 percent, as compared with 34.3 percent in 2010. The effective tax rate for 2011 includes reserve releases of $3 million due to audit settlements and lapses of statutes of limitations, as well as other true-up adjustments. Also, the 2010 effective rate included a benefit of $7 million from a favorable tax settlement offset, in part, by a $4 million charge to correct the taxes included in accumulated other comprehensive loss. Excluding these items, the effective tax rate increased primarily due to the higher proportion of income earned in higher tax jurisdictions in 2011.

**Segment Information**

The Company's two reportable segments, Athletic Stores and Direct-to-Customers, are based on its method of internal reporting. The Company evaluates performance based on several factors, the primary financial measure of which is division results. Division profit reflects income before income taxes, corporate expense, non-operating income, and net interest expense.

*Athletic Stores*

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| | | (in millions) | |
| Sales | $5,568 | $5,110 | $4,617 |
| Division profit | $ 653 | $ 495 | $ 329 |
| Division profit margin | 11.7% | 9.7% | 7.1% |

*2012 compared with 2011*

Athletic Stores sales of $5,568 million increased 9.0 percent in 2012. Excluding the effect of foreign currency fluctuations, primarily related to the euro, sales from the Athletic Stores segment increased by 10.6 percent in 2012. Comparable-store sales increased by 8.5 percent. Most divisions within this segment experienced strong increases as compared with the prior year, led by Champs Sports and domestic Foot Locker. Foot Locker Europe had a modest comparable-store sales decline for the year reflecting the macroeconomic conditions in that region. Lady Foot Locker's sales declined in 2012 reflecting losses from certain classic and lifestyle footwear, partially offset by an increase in performance footwear. Additionally, Lady Foot Locker operated 29 fewer stores as management has continued to focus on closing underperforming stores. Comparable-store sales for the division were down slightly for the year. Management has continued to review the women's business and has implemented various initiatives intended to improve future performance, such as transitioning merchandise assortments to target the active, performance-oriented woman and a new store design, which is currently being tested in 14 Lady Foot Locker locations. During 2012, the Company introduced a new banner, SIX:02, an elevated retail concept featuring top brands in fitness apparel and athletic footwear for women. The Company opened 3 SIX:02 stores during the fourth quarter of 2012 and plans to open 4 additional stores in 2013. Management currently believes that these initiatives will improve the performance of the women's category over time, as the tests are studied and the actions are refined across all stores. In total, all categories, footwear, apparel and accessories, increased during 2012. Within the footwear, the highest percentage increase came from our kids' category, which had strong gains across all banners, supported by the "Go Big" marketing campaign. Footwear sales increased in our largest category, basketball, which benefitted from key marquee player shoes. Despite the overall decline in Lady Foot Locker sales, our overall women's business modestly increased, as some of those customers found appealing product in our other banners. Apparel sales reflected strength in domestic sales, partially offset by a slight decline in Europe's apparel sales.

Athletic Stores reported a division profit of $653 million in 2012 as compared with $495 million in 2011, an increase of $158 million. During the fourth quarter of 2012 an impairment charge of $5 million was recorded to write down long-lived assets of the CCS stores, as a result of the Company's decision to close these stores during the first quarter of 2013. Foreign currency fluctuations negatively affected division profit by approximately $9 million as compared with the corresponding prior-year period. Division profit increased primarily as a result of strong sales and an improved gross margin rate driven by improved leverage of the fixed expenses within gross margin, contributing to an overall profit flow-through of 34.5 percent.

*2011 compared with 2010*

Athletic Stores sales of $5,110 million increased 10.7 percent in 2011, as compared with $4,617 million in 2010. Excluding the effect of foreign currency fluctuations, primarily related to the euro, sales from the Athletic Stores segment increased by 8.9 percent in 2011. Comparable-store sales also increased 8.9 percent as compared with the prior year. The majority of the increase represented increased footwear sales reflecting the continued success of key styles of technical, light-weight running, and basketball footwear. Apparel sales continued to benefit from offerings that coordinated with key footwear styles. All formats within this segment experienced significant increases in sales as compared with the prior year, except for Lady Foot Locker. While Foot Locker Europe's comparable-stores sales were positive for the fourth quarter and full-year of 2011, sales were negatively affected by the economic conditions. Lady Foot Locker's sales declined in 2011, principally due to operating 47 fewer stores. This was coupled with a decline in toning footwear sales, which negatively affected the results in the first part of the year.

Athletic Stores reported a division profit of $495 million in 2011 as compared with $329 million in 2010, an increase of $166 million as compared with the corresponding prior-year period. Foreign currency fluctuations positively affected division profit by approximately $8 million as compared with the corresponding prior-year period. The increase primarily reflects the strong U.S. performance, led by Foot Locker and Champs Sports, however all international locations also increased. Strong sales and improved gross margin contributed to an overall profit flow-through of 33.7 percent.

*Direct-to-Customers*

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| | | (in millions) | |
| Sales | $ 614 | $513 | $432 |
| Division profit | $ 65 | $ 45 | $ 30 |
| Division profit margin | 10.6% | 8.8% | 6.9% |

*2012 compared with 2011*

Direct-to-Customers sales increased 19.7 percent to $614 million in 2012, as compared with $513 million in 2011. On a comparable 52 week basis, sales increased 17.7 percent. The increase was primarily a result of continued strong sales performance for the Company's store-banner websites, as well as increased Eastbay sales. Of the total increase, sales from our store-banner websites comprised approximately 60 percent of the increase. We continue to invest in our websites in order to provide excellent service in our digital channels, including easy navigation, timely shipping, helpful call center assistance, and entertaining and engaging content.

The Direct-to-Customers business generated division profit of $65 million in 2012, as compared with $45 million in 2011. Division profit, as a percentage of sales, was 10.6 percent in 2012 and 8.8 percent in 2011. During the fourth quarters of 2012 and 2011, impairment charges of $7 million and $5 million, respectively, were recorded to write down CCS intangible assets, specifically the non-amortizing tradename. The 2012 impairment was primarily the result of continued reductions in revenue projections, coupled with a decrease in the assumed royalty rate as a result of lower profitability. Excluding the impairment charges in each of the periods, division profit increased by $22 million reflecting the strong sales performance and a lower expense rate.

*2011 compared with 2010*

Direct-to-Customers sales increased 18.8 percent to $513 million in 2011, as compared with $432 million in 2010. Sales primarily reflected the strong performance of the Eastbay website, coupled with improved sales from the store-banner websites.

The Direct-to-Customers business generated division profit of $45 million in 2011, as compared with $30 million in 2010. Division profit, as a percentage of sales, was 8.8 percent in 2011 and 6.9 percent in 2010. During the fourth quarters of 2011 and 2010, impairment charges of $5 million and $10 million, respectively, were recorded to write down the CCS non-amortizing tradename. The impairments were primarily the result of reduced revenue projections. Excluding the impairment charges in each of the periods, division profit increased by $10 million reflecting the strong sales performance, partially offset by higher variable costs.

## Liquidity and Capital Resources

*Liquidity*

The Company's primary source of liquidity has been cash flow from operations, while the principal uses of cash have been to: fund inventory and other working capital requirements; finance capital expenditures related to store openings, store remodelings, Internet and mobile sites, information systems, and other support facilities; make retirement plan contributions, quarterly dividend payments, and interest payments; and fund other cash requirements to support the development of its short-term and long-term operating strategies. The Company generally finances real estate with operating leases. Management believes its cash, cash equivalents, future cash flow from operations, and the Company's current revolving credit facility will be adequate to fund these requirements.

As of February 2, 2013, the Company had $543 million of cash and cash equivalents held in foreign jurisdictions. Because we plan to permanently reinvest our foreign earnings, in accordance with U.S. GAAP, we have not provided for U.S. federal and state income taxes or foreign withholding taxes that may result from potential future remittances of undistributed earnings of foreign subsidiaries. Depending on the source, amount, and timing of a repatriation, some tax may be payable. The Company believes that its cash invested domestically, future domestic cash flows, and its current revolving credit agreement are sufficient to satisfy domestic requirements.

The Company may also from time to time repurchase its common stock or seek to retire or purchase outstanding debt through open market purchases, privately negotiated transactions, or otherwise. Such repurchases, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions, and other factors. The amounts involved may be material. On February 20, 2013, the Board of Directors approved a new 3-year, $600 million share repurchase program extending through January 2016, replacing the Company's previous $400 million program which terminated on that date.

Any material adverse change in customer demand, fashion trends, competitive market forces, or customer acceptance of the Company's merchandise mix and retail locations, uncertainties related to the effect of competitive products and pricing, the Company's reliance on a few key vendors for a significant portion of its merchandise purchases and risks associated with global product sourcing, economic conditions worldwide, the effects of currency fluctuations, as well as other factors listed under the heading "Disclosure Regarding Forward-Looking Statements," could affect the ability of the Company to continue to fund its needs from business operations.

Maintaining access to merchandise that the Company considers appropriate for its business may be subject to the policies and practices of its key vendors. Therefore, the Company believes that it is critical to continue to maintain satisfactory relationships with its key vendors. In 2012 and 2011, the Company purchased approximately 86 percent and 82 percent, respectively, of its merchandise from its top five vendors and expects to continue to obtain a significant percentage of its athletic product from these vendors in future periods. Approximately 65 percent in 2012 and 61 percent in 2011 was purchased from one vendor — Nike, Inc.

The Company's 2013 planned capital expenditures and lease acquisition costs are approximately $220 million. Planned capital expenditures are $217 million and planned lease acquisition costs related to the Company's operations in Europe are $3 million. The Company's planned capital expenditures include $173 million related to modernizations of existing stores and the planned opening of 73 new stores, as well as $44 million for the development of information systems and infrastructure. The Company has the ability to revise and reschedule much of the anticipated capital expenditure program, should the Company's financial position require it.

*Free Cash Flow (non-GAAP measure)*

In addition to net cash provided by operating activities, the Company uses free cash flow as a useful measure of performance and as an indication of the strength of the Company and its ability to generate cash. The Company defines free cash flow as net cash provided by operating activities less capital expenditures (which is classified as an investing activity). The Company believes the presentation of free cash flow is relevant and useful for investors because it allows investors to evaluate the cash generated from the Company's underlying operations in a manner similar to the method used by management.

Free cash flow is not defined under U.S. GAAP. Therefore, it should not be considered a substitute for income or cash flow data prepared in accordance with U.S. GAAP, and may not be comparable to similarly titled measures used by other companies. It should not be inferred that the entire free cash flow amount is available for discretionary expenditures.

The following table presents a reconciliation of the Company's net cash flow provided by operating activities, the most directly comparable GAAP financial measure, to free cash flow.

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| | | (in millions) | |
| Net cash provided by operating activities | $ 416 | $ 497 | $326 |
| Capital expenditures | (163) | (152) | (97) |
| Free cash flow (non-GAAP) | $ 253 | $ 345 | $229 |

*Operating Activities*

Operating activities provided cash of $416 million in 2012, compared with $497 million in 2011. These amounts reflect income adjusted for non-cash items and working capital changes. Non-cash impairment and other charges were $12 million, $5 million, and $10 million for the years ending February 2, 2013, January 28, 2012 and January 29, 2011, respectively. These impairment charges were related to the CCS business. During 2012, the Company contributed $26 million to its U.S. and Canadian qualified pension plans as compared with $28 million contributed in 2011. The increase in merchandise inventories for 2012 was due to the shift caused by the 53rd week, which was planned in order to support sales for February, which is typically a strong period.

Operating activities provided cash of $497 million in 2011 as compared with $326 million in 2010. Non-cash impairment and other charges were $5 million and $10 million for the years ending January 28, 2012 and January 29, 2011, respectively, reflecting the CCS tradename impairment charges. During 2011, the Company contributed $28 million to its U.S. and Canadian qualified pension plans as compared with $32 million contributed in 2010. The change in merchandise inventories, net of the change in accounts payable, as compared with the prior-year period, reflects the continued improvement in flowing merchandise. The change in income tax receivables and payables primarily reflects the receipt of a $46 million IRS refund resulting from a loss carryback.

*Investing Activities*

Net cash used in investing activities was $212 million in 2012 as compared with $149 million in 2011. The increase was primarily due to the Company's net purchases of $49 million of short-term investments as well as higher capital expenditures. Capital expenditures were $163 million, primarily related to the remodeling of 198 stores, the build-out of 85 new stores, and various corporate technology upgrades and ecommerce website enhancements, representing an increase of $11 million as compared with the prior year.

In 2011, net cash used in investing activities was $149 million as compared with $87 million in 2010. Capital expenditures were $152 million, primarily related to the remodeling of 182 stores, the build-out of 70 new stores, and various corporate technology upgrades and ecommerce website enhancements, representing an increase of $55 million as compared with the prior year. During 2010, the Company received $9 million from The Reserve International Liquidity Fund representing the final distribution.

*Financing Activities*

Net cash used in financing activities was $181 million in 2012 as compared with $178 million in 2011. During 2012, the Company repurchased 4,000,161 shares of its common stock under its common share repurchase program for $129 million. Additionally, the Company declared and paid dividends totaling $109 million and $101 million in 2012 and 2011, respectively, representing a quarterly rate of $0.18 and $0.165 per share in 2012 and 2011, respectively. During 2012 and 2011, the Company received proceeds from the issuance of common stock and treasury stock in connection with the employee stock programs of $48 million and $22 million, respectively. In connection with stock option exercises, the Company recorded excess tax benefits related to share-based compensation of $11 million and $5 million for 2012 and 2011, respectively.

Net cash used in financing activities was $178 million in 2011 as compared with $127 million in 2010. During 2011, the Company repurchased 4,904,100 shares of its common stock under its common share repurchase program for $104 million. Additionally, the Company declared and paid dividends totaling $101 million and $93 million in 2011 and 2010, respectively, representing a quarterly rate of $0.165 and $0.15 per share in 2011 and 2010, respectively. During 2011 and 2010, the Company received proceeds from the issuance of common stock and treasury stock in connection with the employee stock programs of $22 million and $13 million, respectively. In connection with stock option exercises, the Company recorded excess tax benefits related to share-based compensation of $5 million and $3 million in 2011 and 2010, respectively.

## Capital Structure

On January 27, 2012, the Company entered into an amended and restated credit agreement (the "2011 Restated Credit Agreement") with its banks. The 2011 Restated Credit Agreement provides for a $200 million asset based revolving credit facility maturing on January 27, 2017. In addition, during the term of the 2011 Restated Credit Agreement, the Company may make up to four requests for additional credit commitments in an aggregate amount not to exceed $200 million. Interest is based on the LIBOR rate in effect at the time of the borrowing plus a 1.25 to 1.50 percent margin depending on certain provisions as defined in the 2011 Restated Credit Agreement.

The 2011 Restated Credit Agreement provides for a security interest in certain of the Company's domestic assets, including certain inventory assets, but excluding intellectual property. The Company is not required to comply with any financial covenants as long as there are no outstanding borrowings. With regard to the payment of dividends and share repurchases, there are no restrictions if the Company is not borrowing and the payments are funded through cash on hand. If the Company is borrowing, Availability as of the end of each fiscal month during the subsequent projected six fiscal months following the payment must be at least 20 percent of the lesser of the Aggregate Commitments and the Borrowing Base (all terms as defined in the 2011 Restated Credit Agreement). The Company's management does not currently expect to borrow under the facility in 2013, other than amounts used to support standby letters of credit.

*Credit Rating*

As of April 1, 2013, the Company's corporate credit ratings from Standard & Poor's and Moody's Investors Service are BB+ and Ba2, respectively. In addition, Moody's Investors Service has rated the Company's senior unsecured notes Ba3.

*Debt Capitalization and Equity (non-GAAP Measure)*

For purposes of calculating debt to total capitalization, the Company includes the present value of operating lease commitments in total net debt. Total net debt including the present value of operating leases is considered a non-GAAP financial measure. The present value of operating leases is discounted using various interest rates ranging from 4.0 percent to 14.5 percent, which represent the Company's incremental borrowing rate at inception of the lease. Operating leases are the primary financing vehicle used to fund store expansion and, therefore, we believe that the inclusion of the present value of operating leases in total debt is useful to our investors, credit constituencies, and rating agencies.

The following table sets forth the components of the Company's capitalization, both with and without the present value of operating leases:

| | 2012 | 2011 |
|---|---|---|
| | (in millions) | |
| Long-term debt | $ 133 | $ 135 |
| Present value of operating leases | 2,202 | 1,905 |
| Total debt including the present value of operating leases | 2,335 | 2,040 |
| Less: | | |
| Cash and cash equivalents | 880 | 851 |
| Short-term investments | 48 | — |
| Total net debt including the present value of operating leases | 1,407 | 1,189 |
| Shareholders' equity | 2,377 | 2,110 |
| Total capitalization | $3,784 | $3,299 |
| Total net debt capitalization percent | —% | —% |
| Total net debt capitalization percent including the present value of operating leases (non-GAAP) | 37.2% | 36.0% |

The Company increased cash, cash equivalents, and short-term investments by $77 million during 2012, the result of strong cash flow generation from operating activities. The change in total debt including the present value of the operating leases, as compared with the prior-year period, primarily reflects the effect of lease renewals and the effect of foreign currency fluctuations, offset, in part, by store closures. Including the present value of operating leases, the Company's net debt capitalization percent increased 120 basis points in 2012.

*Contractual Obligations and Commitments*

The following tables represent the scheduled maturities of the Company's contractual cash obligations and other commercial commitments at February 2, 2013:

| | | Payments Due by Fiscal Period | | | |
|---|---|---|---|---|---|
| **Contractual Cash Obligations** | **Total** | **2013** | **2014 - 2015** | **2016 - 2017** | **2018 and Beyond** |
| | | | (in millions) | | |
| Long-term debt[1] | $ 217 | $ 11 | $ 22 | $ 22 | $ 162 |
| Operating leases[2] | 2,913 | 513 | 880 | 640 | 880 |
| Other long-term liabilities[3] | — | — | — | — | — |
| Total contractual cash obligations | $3,130 | $524 | $902 | $662 | $1,042 |

(1) The amounts presented above represent the contractual maturities of the Company's long-term debt, including interest; however, it excludes the unamortized gain of the interest rate swap of $15 million. Additional information is included in the *Long-Term Debt* note under "Item 8. Consolidated Financial Statements and Supplementary Data."

(2) The amounts presented represent the future minimum lease payments under non-cancelable operating leases. In addition to minimum rent, certain of the Company's leases require the payment of additional costs for insurance, maintenance, and other costs. These costs have historically represented approximately 25 to 30 percent of the minimum rent amount. These additional amounts are not included in the table of contractual commitments as the timing and/or amounts of such payments are unknown.

(3) The Company's other liabilities in the Consolidated Balance Sheet at February 2, 2013 primarily comprise pension and postretirement benefits, deferred rent liability, income taxes, workers' compensation and general liability reserves, and various other accruals. In addition, other amounts (including the Company's unrecognized tax benefits of $54 million, as well as penalties and interest of $3 million) have been excluded from the above table as the timing and/or amount of any cash payment is uncertain. The timing of the remaining amounts that are known has not been included as they are minimal and not useful to the presentation. Additional information is included in the *Other Liabilities, Financial Instruments and Risk Management,* and *Retirement Plans and Other Benefits* notes under "Item 8. Consolidated Financial Statements and Supplementary Data."

| Other Commercial Commitments | Total Amounts Committed | Payments Due by Fiscal Period | | | |
|---|---|---|---|---|---|
| | | 2013 | 2014 – 2015 | 2016 – 2017 | 2018 and Beyond |
| | | | (in millions) | | |
| Unused line of credit[4] | $ 199 | $ — | $— | $199 | $— |
| Standby letters of credit | 1 | — | — | 1 | — |
| Purchase commitments[5] | 2,042 | 2,042 | — | — | — |
| Other[6] | 18 | 12 | 5 | 1 | — |
| Total commercial commitments | $2,260 | $2,054 | $ 5 | $201 | $— |

(4) Represents the unused domestic lines of credit pursuant to the Company's $200 million revolving credit agreement. The Company's management currently does not expect to borrow under the facility in 2013, other than amounts used to support standby letters of credit.

(5) Represents open purchase orders, as well as other commitments for merchandise purchases, at February 2, 2013. The Company is obligated under the terms of purchase orders; however, the Company is generally able to renegotiate the timing and quantity of these orders with certain vendors in response to shifts in consumer preferences.

(6) Represents payments required by non-merchandise purchase agreements.

The Company does not have any off-balance sheet financing (other than operating leases entered into in the normal course of business as disclosed above) or unconsolidated special purpose entities. The Company does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, including variable interest entities. The Company's policy prohibits the use of derivatives for which there is no underlying exposure.

In connection with the sale of various businesses and assets, the Company may be obligated for certain lease commitments transferred to third parties and pursuant to certain normal representations, warranties, or indemnifications entered into with the purchasers of such businesses or assets. Although the maximum potential amounts for such obligations cannot be readily determined, management believes that the resolution of such contingencies will not significantly affect the Company's consolidated financial position, liquidity, or results of operations. The Company is also operating certain stores for which lease agreements are in the process of being negotiated with landlords. Although there is no contractual commitment to make these payments, it is likely that leases will be executed.

## Critical Accounting Policies

Management's responsibility for integrity and objectivity in the preparation and presentation of the Company's financial statements requires diligent application of appropriate accounting policies. Generally, the Company's accounting policies and methods are those specifically required by U.S. generally accepted accounting principles. Included in the *Summary of Significant Accounting Policies* note in "Item 8. Consolidated Financial Statements and Supplementary Data" is a summary of the Company's most significant accounting policies. In some cases, management is required to calculate amounts based on estimates for matters that are inherently uncertain. The Company believes the following to be the most critical of those accounting policies that necessitate subjective judgments.

*Merchandise Inventories*

Merchandise inventories for the Company's Athletic Stores are valued at the lower of cost or market using the retail inventory method ("RIM"). The RIM is commonly used by retail companies to value inventories at cost and calculate gross margins due to its practicality. Under the retail method, cost is determined by applying a cost-to-retail percentage across groupings of similar items, known as departments. The cost-to-retail percentage is applied to ending inventory at its current owned retail valuation to determine the cost of ending inventory on a department basis. The RIM is a system of averages that requires management's estimates and assumptions regarding markups, markdowns and shrink, among others, and as such, could result in distortions of inventory amounts.

Significant judgment is required for these estimates and assumptions, as well as to differentiate between promotional and other markdowns that may be required to correctly reflect merchandise inventories at the lower of cost or market. The Company provides reserves based on current selling prices when the inventory has not been marked down to market. The failure to take permanent markdowns on a timely basis may result in an overstatement of cost under the retail inventory method. The decision to take permanent markdowns includes many factors, including the current environment, inventory levels, and the age of the item. Management believes this method and its related assumptions, which have been consistently applied, to be reasonable.

*Vendor Reimbursements*

In the normal course of business, the Company receives allowances from its vendors for markdowns taken. Vendor allowances are recognized as a reduction in cost of sales in the period in which the markdowns are taken. Vendor allowances contributed 30 basis points to the 2012 gross margin rate. The Company also has volume-related agreements with certain vendors, under which it receives rebates based on fixed percentages of cost purchases. These volume-related rebates are recorded in cost of sales when the product is sold and were not significant to the 2012 gross margin rate.

The Company receives support from some of its vendors in the form of reimbursements for cooperative advertising and catalog costs for the launch and promotion of certain products. The reimbursements are agreed upon with vendors for specific advertising campaigns and catalogs. Cooperative income, to the extent that it reimburses specific, incremental and identifiable costs incurred to date, is recorded in SG&A in the same period as the associated expenses are incurred. Cooperative reimbursements amounted to approximately 19 percent and 13 percent of total advertising and catalog costs, respectively, in 2012. Reimbursements received that are in excess of specific, incremental and identifiable costs incurred to date are recognized as a reduction to the cost of merchandise and are reflected in cost of sales as the merchandise is sold. Such amounts were not significant in 2012.

*Impairment of Long-Lived Assets, Goodwill and Other Intangibles*

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived tangible and intangible assets with finite lives may not be recoverable. Management's policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at the division level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company's strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset with the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset with its estimated fair value. The estimation of fair value is measured by discounting expected future cash flows at the Company's weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results.

The Company performs an impairment review of its goodwill and intangible assets with indefinite lives if impairment indicators arise and, at a minimum, annually. We consider many factors in evaluating whether the carrying value of goodwill may not be recoverable, including declines in stock price and market capitalization in relation to the book value of the Company and macroeconomic conditions affecting retail. The Company has chosen to perform this review at the beginning of each fiscal year, and it is done in a two-step approach. The initial step requires that the carrying value of each reporting unit be compared with its estimated fair value. The second step — to evaluate goodwill of a reporting unit for impairment — is only required if the carrying value of that reporting unit exceeds its estimated fair value. The Company used a combination of a discounted cash flow approach and market-based approach to determine the fair value of a reporting unit. The determination of discounted cash flows of the reporting units and assets and liabilities within the reporting units requires us to make significant estimates and assumptions. These estimates and assumptions primarily include, but are not limited to, the discount rate, terminal growth rates, earnings before depreciation and amortization, and capital expenditures forecasts. The market approach requires judgment and uses one or more methods to compare the reporting unit with similar businesses, business ownership interests, or securities that have been sold. Due to the inherent uncertainty involved in making these estimates, actual results could differ from those estimates.

The Company evaluated the merits of each significant assumption, both individually and in the aggregate, used to determine the fair value of the reporting units, as well as the fair values of the corresponding assets and liabilities within the reporting units, and concluded they are reasonable and are consistent with prior valuations.

Owned trademarks and tradenames that have been determined to have indefinite lives are not subject to amortization but are reviewed at least annually for potential impairment. The fair values of purchased intangible assets are estimated and compared to their carrying values. We estimate the fair value of these intangible assets based on an income approach using the relief-from-royalty method. This methodology assumes that, in lieu of ownership, a third party would be willing to pay a royalty in order to exploit the related benefits of these types of assets. This approach is dependent on a number of factors, including estimates of future growth and trends, royalty rates in the category of intellectual property, discount rates, and other variables. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. Actual future results may differ from those estimates. We recognize an impairment loss when the estimated fair value of the intangible asset is less than the carrying value.

The Company's review of goodwill did not result in any impairment charges for the years ended February 2, 2013 and January 28, 2012, as the fair value of each of the reporting units substantially exceeds its carrying value.

Related to the CCS tradename, the Company recorded impairment charges of $7 million and $5 million in 2012 and 2011, respectively, primarily as a result of reduced revenue projections for this business, coupled with a decrease in the assumed royalty rate as a result of lower profitability. Additionally in 2012, the Company recorded a long-lived asset impairment charge of $5 million related to the CCS stores, as a result of the decision to close these stores during the first quarter of 2013.

*Share-Based Compensation*

The Company estimates the fair value of options granted using the Black-Scholes option pricing model. The Company estimates the expected term of options granted using its historical exercise and post-vesting employment termination patterns, which the Company believes are representative of future behavior. Changing the expected term by one year changes the fair value by 8 to 10 percent depending if the change was an increase or decrease to the expected term. The Company estimates the expected volatility of its common stock at the grant date using a weighted-average of the Company's historical volatility and implied volatility from traded options on the Company's common stock. A 50 basis point change in volatility would have a 1 percent change to the fair value. The risk-free interest rate assumption is determined using the Federal Reserve nominal rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. The expected dividend yield is derived from the Company's historical experience. A 50 basis point change to the dividend yield would change the fair value by approximately 4 percent. The Company records stock-based compensation expense only for those awards expected to vest using an estimated forfeiture rate based on its historical pre-vesting forfeiture data, which it believes are representative of future behavior, and periodically will revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Black-Scholes option pricing valuation model requires the use of subjective assumptions. Changes in these assumptions can materially affect the fair value of the options.

*Pension and Postretirement Liabilities*

The Company determines its obligations for pension and postretirement liabilities based upon assumptions related to discount rates, expected long-term rates of return on invested plan assets, salary increases, age, and mortality, among others. Management reviews all assumptions annually with its independent actuaries, taking into consideration existing and future economic conditions and the Company's intentions with regard to the plans.

Long-Term Rate of Return Assumption — The expected rate of return on plan assets is the long-term rate of return expected to be earned on the plans' assets and is recognized as a component of pension expense. The rate is based on the plans' weighted-average target asset allocation, as well as historical and future expected performance of those assets. The target asset allocation is selected to obtain an investment return that is sufficient to cover the expected benefit payments and to reduce future contributions by the Company. The expected rate of return on plan assets is reviewed annually and revised, as necessary, to reflect changes in the financial markets and our investment strategy. The weighted-average long-term rate of return used to determine 2012 pension expense was 6.63 percent.

A decrease of 50 basis points in the weighted-average expected long-term rate of return would have increased 2012 pension expense by approximately $3 million. The actual return on plan assets in a given year typically differs from the expected long-term rate of return, and the resulting gain or loss is deferred and amortized into expense over the average life expectancy of its inactive participants.

Discount Rate — An assumed discount rate is used to measure the present value of future cash flow obligations of the plans and the interest cost component of pension expense and postretirement income. The cash flows are then discounted to their present value and an overall discount rate is determined. In 2011, the Company changed how the discount rate was selected to measure the present value of U.S. benefit obligations from the Citibank Pension Discount curve to Towers Watson's Bond:Link model. The current discount rate is determined by reference to the Bond:Link interest rate model based upon a portfolio of highly rated U.S. corporate bonds with individual bonds that are theoretically purchased to settle the plan's anticipated cash outflows. The discount rate selected to measure the present value of the Company's Canadian benefit obligations was developed by using the plan's bond portfolio indices, which match the benefit obligations. The weighted-average discount rates used to determine the 2012 benefit obligations related to the Company's pension and postretirement plans were 3.79 percent and 3.70 percent, respectively. A decrease of 50 basis points in the weighted-average discount rate would have increased the accumulated benefit obligation of the pension plans at February 2, 2013 by approximately $33 million, and would have increased the accumulated benefit obligation on the postretirement plan by approximately $1 million. Such a decrease would not have significantly changed 2012 pension expense or postretirement income.

The Company maintains two postretirement medical plans, one covering certain executive officers and key employees of the Company, ("SERP Medical Plan"), and the other covering all other associates. With respect to the SERP Medical Plan, a one percent change in the assumed health care cost trend rate would change this plan's accumulated benefit obligation by approximately $2 million. With respect to the postretirement medical plan covering all other associates, there is limited risk to the Company for increases in health care costs since, beginning in 2001, new retirees have assumed the full expected costs and then-existing retirees have assumed all increases in such costs.

The Company expects to record postretirement income of approximately $2 million and pension expense of approximately $17 million in 2013.

*Income Taxes*

In accordance with GAAP, deferred tax assets are recognized for tax credit and net operating loss carryforwards, reduced by a valuation allowance, which is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management is required to estimate taxable income for future years by taxing jurisdiction and to use its judgment to determine whether or not to record a valuation allowance for part or all of a deferred tax asset. Estimates of taxable income are based upon the Company's strategic long-range plans. A one percent change in the Company's overall statutory tax rate for 2012 would have resulted in a $7 million change in the carrying value of the net deferred tax asset and a corresponding charge or credit to income tax expense depending on whether the tax rate change was a decrease or an increase.

The Company has operations in multiple taxing jurisdictions and is subject to audit in these jurisdictions. Tax audits by their nature are often complex and can require several years to resolve. Accruals of tax contingencies require management to make estimates and judgments with respect to the ultimate outcome of tax audits. Actual results could vary from these estimates.

The Company expects its 2013 effective tax rate to approximate 37 percent, excluding the effect of any nonrecurring items that may occur. The actual rate will vary depending primarily on the percentage of the Company's income earned in the United States as compared with its international operations.

**Recent Accounting Pronouncements**

During 2012, the Company adopted ASU No. 2011-08, *Testing Goodwill for Impairment.* The revised standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a qualitative assessment to determine whether further impairment testing is necessary. The adoption of this ASU did not have a significant effect on our results of operations or financial position.

Also during 2012, the Company adopted ASU No. 2011-05, *Presentation of Comprehensive Income,* which requires presentation of total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The implementation of the amended reporting guidance had no effect on our disclosures.

Additionally in 2012, the FASB issued ASU No. 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment,* which allows an entity to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired. If an entity concludes, based on an evaluation of all relevant qualitative factors, that it is not more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, it will not be required to perform a quantitative impairment test for that asset. Entities are required to test indefinite-lived assets for impairment at least annually, and more frequently if indicators of impairment exist. This ASU was effective for the Company on February 3, 2013. The adoption of this ASU is not expected to have a significant effect on our results of operations or financial position.

Other recently issued accounting pronouncements did not, or are not believed by management to, have a material effect on the Company's present or future consolidated financial statements.

### Disclosure Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the federal securities laws. Other than statements of historical facts, all statements which address activities, events, or developments that the Company anticipates will or may occur in the future, including, but not limited to, such things as future capital expenditures, expansion, strategic plans, financial objectives, dividend payments, stock repurchases, growth of the Company's business and operations, including future cash flows, revenues, and earnings, and other such matters, are forward-looking statements. These forward-looking statements are based on many assumptions and factors which are detailed in the Company's filings with the Securities and Exchange Commission, including the effects of currency fluctuations, customer demand, fashion trends, competitive market forces, uncertainties related to the effect of competitive products and pricing, customer acceptance of the Company's merchandise mix and retail locations, the Company's reliance on a few key vendors for a majority of its merchandise purchases (including a significant portion from one key vendor), pandemics and similar major health concerns, unseasonable weather, further deterioration of global financial markets, economic conditions worldwide, further deterioration of business and economic conditions, any changes in business, political and economic conditions due to the threat of future terrorist activities in the United States or in other parts of the world and related U.S. military action overseas, the ability of the Company to execute its business and strategic plans effectively with regard to each of its business units, and risks associated with global product sourcing, including political instability, changes in import regulations, and disruptions to transportation services and distribution.

For additional discussion on risks and uncertainties that may affect forward-looking statements, see "Risk Factors" in Part I, Item 1A. Any changes in such assumptions or factors could produce significantly different results. The Company undertakes no obligation to update forward-looking statements, whether as a result of new information, future events, or otherwise.

### *Item 7A. Quantitative and Qualitative Disclosures About Market Risk*

Information regarding foreign exchange risk management is included in the *Financial Instruments and Risk Management* note under "Item 8. Consolidated Financial Statements and Supplementary Data."

### *Item 8. Consolidated Financial Statements and Supplementary Data*

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Foot Locker, Inc.:

We have audited the accompanying consolidated balance sheets of Foot Locker, Inc. and subsidiaries as of February 2, 2013 and January 28, 2012, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended February 2, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Foot Locker, Inc. and subsidiaries as of February 2, 2013 and January 28, 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended February 2, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Foot Locker, Inc.'s internal control over financial reporting as of February 2, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 1, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

New York, New York
April 1, 2013

# FOOT LOCKER, INC.

## CONSOLIDATED STATEMENTS OF OPERATIONS

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| | (in millions, except per share amounts) | | |
| **Sales** | $6,182 | $5,623 | $5,049 |
| Cost of sales | 4,148 | 3,827 | 3,533 |
| Selling, general and administrative expenses | 1,294 | 1,244 | 1,138 |
| Depreciation and amortization | 118 | 110 | 106 |
| Impairment charges | 12 | 5 | 10 |
| Interest expense, net | 5 | 6 | 9 |
| Other income | (2) | (4) | (4) |
| | 5,575 | 5,188 | 4,792 |
| Income before income taxes | 607 | 435 | 257 |
| Income tax expense | 210 | 157 | 88 |
| **Net income** | $ 397 | $ 278 | $ 169 |
| Basic earnings per share | $ 2.62 | $ 1.81 | $ 1.08 |
| Weighted-average shares outstanding | 151.2 | 153.0 | 155.7 |
| Diluted earnings per share | $ 2.58 | $ 1.80 | $ 1.07 |
| Weighted-average shares outstanding, assuming dilution | 154.0 | 154.4 | 156.7 |

See Accompanying Notes to Consolidated Financial Statements.

# FOOT LOCKER, INC.

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| | | (in millions) | |
| **Net income** | $397 | $278 | $169 |
| Other comprehensive income, net of tax | | | |
| *Foreign currency translation adjustment:* | | | |
| Translation adjustment arising during the period, net of tax | 19 | (23) | 11 |
| *Cash flow hedges:* | | | |
| Change in fair value of derivatives, net of income tax | 4 | (2) | 1 |
| *Pension and postretirement adjustments:* | | | |
| Net actuarial gain (loss) and prior service cost arising during the year, net of income tax expense (benefit) of $2, ($11), and ($1) million, respectively | 1 | (16) | 7 |
| Amortization of net actuarial gain/loss and prior service cost included in net periodic benefit costs, net of income tax expense of $5, $3, and $3 million, respectively | 8 | 6 | 8 |
| *Available for sale securities:* | | | |
| Unrealized gain on available-for-sale securities | 1 | — | — |
| **Comprehensive income** | $430 | $243 | $196 |

See Accompanying Notes to Consolidated Financial Statements.

# FOOT LOCKER, INC.

## CONSOLIDATED BALANCE SHEETS

| | 2012 | 2011 |
|---|---|---|
| | (in millions) | |
| **ASSETS** | | |
| **Current assets** | | |
| Cash and cash equivalents | $ 880 | $ 851 |
| Short-term investments | 48 | — |
| Merchandise inventories | 1,167 | 1,069 |
| Other current assets | 268 | 159 |
| | 2,363 | 2,079 |
| **Property and equipment, net** | 490 | 427 |
| **Deferred taxes** | 257 | 284 |
| **Goodwill** | 145 | 144 |
| **Other intangible assets, net** | 40 | 54 |
| **Other assets** | 72 | 62 |
| | $3,367 | $3,050 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **Current liabilities** | | |
| Accounts payable | $ 298 | $ 240 |
| Accrued and other liabilities | 338 | 308 |
| | 636 | 548 |
| **Long-term debt** | 133 | 135 |
| **Other liabilities** | 221 | 257 |
| **Total liabilities** | 990 | 940 |
| **Shareholders' equity** | 2,377 | 2,110 |
| | $3,367 | $3,050 |

See Accompanying Notes to Consolidated Financial Statements.

# FOOT LOCKER, INC.

## CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

| | Additional Paid-In Capital & Common Stock | | Treasury Stock | | Retained Earnings | Accumulated Other Comprehensive Loss | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| | (shares in thousands, amounts in millions) | | | | | | |
| **Balance at January 30, 2010** | **161,267** | **$709** | **(4,726)** | **$(103)** | **$1,535** | **$(193)** | **$1,948** |
| Restricted stock issued | 205 | — | — | — | | | — |
| Issued under director and stock plans | 1,187 | 10 | — | — | | | 10 |
| Share-based compensation expense | — | 13 | — | — | | | 13 |
| Total tax benefit from exercise of options | — | 2 | | | | | 2 |
| Forfeitures of restricted stock | — | 1 | (50) | — | | | 1 |
| Shares of common stock used to satisfy tax withholding obligations | — | — | (292) | (4) | | | (4) |
| Acquired in exchange of stock options | — | — | (34) | (1) | | | (1) |
| Share repurchases | — | — | (3,215) | (50) | | | (50) |
| Reissued under employee stock purchase plan | — | — | 278 | 6 | | | 6 |
| Net income | | | | | 169 | | 169 |
| Cash dividends declared on common stock ($0.60 per share) | | | | | (93) | | (93) |
| Translation adjustment, net of tax | | | | | | 11 | 11 |
| Change in cash flow hedges, net of tax | | | | | | 1 | 1 |
| Pension and post-retirement adjustments, net of tax | | | | | | 12 | 12 |
| **Balance at January 29, 2011** | **162,659** | **$735** | **(8,039)** | **$(152)** | **$1,611** | **$(169)** | **$2,025** |
| Restricted stock issued | 242 | — | — | — | | | — |
| Issued under director and stock plans | 1,559 | 19 | — | — | | | 19 |
| Share-based compensation expense | — | 18 | — | — | | | 18 |
| Total tax benefit from exercise of options | — | 6 | | | | | 6 |
| Forfeitures of restricted stock | — | 1 | (60) | — | | | 1 |
| Shares of common stock used to satisfy tax withholding obligations | — | — | (140) | (3) | | | (3) |
| Acquired in exchange of stock options | — | — | (34) | (1) | | | (1) |
| Share repurchases | — | — | (4,904) | (104) | | | (104) |
| Reissued under employee stock purchase plan | — | — | 336 | 7 | | | 7 |
| Net income | | | | | 278 | | 278 |
| Cash dividends declared on common stock ($0.66 per share) | | | | | (101) | | (101) |
| Translation adjustment, net of tax | | | | | | (23) | (23) |
| Change in cash flow hedges, net of tax | | | | | | (2) | (2) |
| Pension and post-retirement adjustments, net of tax | | | | | | (10) | (10) |
| **Balance at January 28, 2012** | **164,460** | **$779** | **(12,841)** | **$(253)** | **$1,788** | **$(204)** | **$2,110** |
| Restricted stock issued | 99 | — | — | — | | | — |
| Issued under director and stock plans | 2,350 | 46 | — | — | | | 46 |
| Share-based compensation expense | — | 20 | — | — | | | 20 |
| Total tax benefit from exercise of options | — | 11 | | | | | 11 |
| Shares of common stock used to satisfy tax withholding obligations | — | — | (214) | (7) | | | (7) |
| Acquired in exchange of stock options | — | — | (2) | — | | | — |
| Share repurchases | — | — | (4,000) | (129) | | | (129) |
| Reissued under employee stock purchase plan | — | — | 218 | 5 | | | 5 |
| Net income | | | | | 397 | | 397 |
| Cash dividends declared on common stock ($0.72 per share) | | | | | (109) | | (109) |
| Translation adjustment, net of tax | | | | | | 19 | 19 |
| Change in cash flow hedges, net of tax | | | | | | 4 | 4 |
| Pension and post-retirement adjustments, net of tax | | | | | | 9 | 9 |
| Unrealized gain on available-for-securities, with no tax expense | | | | | | 1 | 1 |
| **Balance at February 2, 2013** | **166,909** | **$856** | **(16,839)** | **$(384)** | **$2,076** | **$(171)** | **$2,377** |

See Accompanying Notes to Consolidated Financial Statements.

# FOOT LOCKER, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| | | (in millions) | |
| **From Operating Activities** | | | |
| Net income | $ 397 | $ 278 | $ 169 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Non-cash impairment charges | 12 | 5 | 10 |
| Depreciation and amortization | 118 | 110 | 106 |
| Share-based compensation expense | 20 | 18 | 13 |
| Deferred tax provision | 20 | 29 | 84 |
| Qualified pension plan contributions | (26) | (28) | (32) |
| Excess tax benefits on share-based compensation | 9 | 5 | 1 |
| Change in assets and liabilities: | | | |
| Merchandise inventories | (91) | (17) | (19) |
| Accounts payable | 57 | 19 | 7 |
| Accrued and other liabilities | (4) | 38 | 35 |
| Income tax receivables and payables | (34) | 24 | (33) |
| Payment on the settlement of the net investment hedge | — | — | (24) |
| Other, net | (62) | 16 | 9 |
| Net cash provided by operating activities | 416 | 497 | 326 |
| **From Investing Activities** | | | |
| Gain from lease terminations | — | 2 | 1 |
| Gain from insurance recoveries | — | 1 | — |
| Purchases of short-term investments | (88) | — | — |
| Sales of short-term investments | 39 | — | 9 |
| Capital expenditures | (163) | (152) | (97) |
| Net cash used in investing activities | (212) | (149) | (87) |
| **From Financing Activities** | | | |
| Reduction in long-term debt | (2) | — | — |
| Dividends paid on common stock | (109) | (101) | (93) |
| Issuance of common stock | 43 | 18 | 10 |
| Purchase of treasury shares | (129) | (104) | (50) |
| Treasury stock reissued under employee stock plan | 5 | 4 | 3 |
| Excess tax benefits on share-based compensation | 11 | 5 | 3 |
| Net cash used in financing activities | (181) | (178) | (127) |
| **Effect of Exchange Rate Fluctuations on Cash and Cash Equivalents** | 6 | (15) | 2 |
| **Net Change in Cash and Cash Equivalents** | 29 | 155 | 114 |
| **Cash and Cash Equivalents at Beginning of Year** | 851 | 696 | 582 |
| **Cash and Cash Equivalents at End of Year** | $ 880 | $ 851 | $ 696 |
| **Cash Paid During the Year:** | | | |
| Interest | $ 11 | $ 12 | $ 12 |
| Income taxes | $ 230 | $ 143 | $ 53 |

See Accompanying Notes to Consolidated Financial Statements.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 1. Summary of Significant Accounting Policies

*Basis of Presentation*

The consolidated financial statements include the accounts of Foot Locker, Inc. and its domestic and international subsidiaries (the "Company"), all of which are wholly owned. All significant intercompany amounts have been eliminated. The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

*Reporting Year*

The 2012 fiscal year end for the Company is the Saturday closest to the last day in January. Fiscal year 2012 represents the 53 weeks ending February 2, 2013. Fiscal years 2011 and 2010 represent the 52 week periods ending January 28, 2012, and January 29, 2011, respectively. References to years in this annual report relate to fiscal years rather than calendar years.

*Revenue Recognition*

Revenue from retail stores is recognized at the point of sale when the product is delivered to customers. Internet and catalog sales revenue is recognized upon estimated receipt by the customer. Sales include shipping and handling fees for all periods presented. Sales include merchandise, net of returns, and exclude taxes. The Company provides for estimated returns based on return history and sales levels. Revenue from layaway sales is recognized when the customer receives the product, rather than when the initial deposit is paid.

*Gift Cards*

The Company sells gift cards to its customers, which do not have expiration dates. Revenue from gift card sales is recorded when the gift cards are redeemed or when the likelihood of the gift card being redeemed by the customer is remote and there is no legal obligation to remit the value of unredeemed gift cards to the relevant jurisdictions, referred to as breakage. The Company has determined its gift card breakage rate based upon historical redemption patterns. Historical experience indicates that after 12 months the likelihood of redemption is deemed to be remote. Gift card breakage income is included in selling, general and administrative expenses and totaled $3 million, $4 million, and $2 million in 2012, 2011, and 2010, respectively. Unredeemed gift cards are recorded as a current liability.

*Store Pre-Opening and Closing Costs*

Store pre-opening costs are charged to expense as incurred. In the event a store is closed before its lease has expired, the estimated post-closing lease exit costs, less the sublease rental income, is provided for once the store ceases to be used.

*Advertising Costs and Sales Promotion*

Advertising and sales promotion costs are expensed at the time the advertising or promotion takes place, net of reimbursements for cooperative advertising. Advertising expenses also include advertising costs as required by some of the Company's mall-based leases. Cooperative advertising reimbursements earned for the launch and promotion of certain products agreed upon with vendors is recorded in the same period as the associated expenses are incurred.

Reimbursement received in excess of expenses incurred related to specific, incremental, and identifiable advertising costs, is accounted for as a reduction to the cost of merchandise, which is reflected in cost of sales as the merchandise is sold.

## 1. Summary of Significant Accounting Policies – (continued)

Advertising costs, which are included as a component of selling, general and administrative expenses, were as follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| | | (in millions) | |
| Advertising expenses | $132 | $121 | $ 97 |
| Cooperative advertising reimbursements | (25) | (22) | (23) |
| Net advertising expense | $107 | $ 99 | $ 74 |

*Catalog Costs*

Catalog costs, which primarily comprise paper, printing, and postage, are capitalized and amortized over the expected customer response period related to each catalog, which is generally 90 days. Cooperative reimbursements earned for the promotion of certain products are agreed upon with vendors and are recorded in the same period as the associated catalog expenses are amortized. Prepaid catalog costs totaled $4 million and $3 million at February 2, 2013 and January 28, 2012, respectively.

Catalog costs, which are included as a component of selling, general and administrative expenses, were as follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| | | (in millions) | |
| Catalog costs | $ 45 | $ 44 | $ 45 |
| Cooperative reimbursements | (6) | (5) | (5) |
| Net catalog expense | $ 39 | $ 39 | $ 40 |

*Earnings Per Share*

The Company accounts for and discloses earnings per share using the treasury stock method. Basic earnings per share is computed by dividing reported net income for the period by the weighted-average number of common shares outstanding at the end of the period. Restricted stock awards, which contain non-forfeitable rights to dividends, are considered participating securities and are included in the calculation of basic earnings per share. Diluted earnings per share reflects the weighted-average number of common shares outstanding during the period used in the basic earnings per share computation plus dilutive common stock equivalents. The computation of basic and diluted earnings per share is as follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| | (in millions, except per share data) | | |
| Net income | $ 397 | $ 278 | $ 169 |
| Weighted-average common shares outstanding | 151.2 | 153.0 | 155.7 |
| Basic Earnings per share | $ 2.62 | $ 1.81 | $ 1.08 |
| Weighted-average common shares outstanding | 151.2 | 153.0 | 155.7 |
| Dilutive effect of potential common shares | 2.8 | 1.4 | 1.0 |
| Weighted-average common shares outstanding assuming dilution | 154.0 | 154.4 | 156.7 |
| Diluted earnings per share | $ 2.58 | $ 1.80 | $ 1.07 |

## 1. Summary of Significant Accounting Policies – (continued)

Potential common shares include the dilutive effect of stock options and restricted stock units. Options to purchase 0.8 million, 3.8 million, and 4.5 million shares of common stock at February 2, 2013, January 28, 2012, and January 29, 2011, respectively, were not included in the computations because the exercise price of the options was greater than the average market price of the common shares and, therefore, the effect of their inclusion would be antidilutive. Contingently issuable shares of 0.1 million have not been included as the vesting conditions have not been satisfied.

*Share-Based Compensation*

The Company recognizes compensation expense in the financial statements for share-based awards based on the grant date fair value of those awards. Additionally, stock-based compensation expense includes an estimate for pre-vesting forfeitures and is recognized over the requisite service periods of the awards. See Note 21, *Share-Based Compensation,* for information on the assumptions the Company used to calculate the fair value of share-based compensation.

Upon exercise of stock options, issuance of restricted stock or units, or issuance of shares under the employees stock purchase plan, the Company will issue authorized but unissued common stock or use common stock held in treasury. The Company may make repurchases of its common stock from time to time, subject to legal and contractual restrictions, market conditions, and other factors.

*Cash and Cash Equivalents*

Cash equivalents at February 2, 2013 and January 28, 2012 were $841 million and $830 million, respectively. Included in these amounts are $187 million and $191 million of short-term deposits as of February 2, 2013 and January 28, 2012, respectively. The Company considers all highly liquid investments with original maturities of three months or less, including commercial paper and money market funds, to be cash equivalents. Additionally, amounts due from third-party credit card processors for the settlement of debit and credit card transactions are included as cash equivalents as they are generally collected within three business days.

*Investments*

Changes in the fair value of available-for-sale securities are reported as a component of accumulated other comprehensive loss in the Consolidated Statements of Shareholders' Equity and are not reflected in the Consolidated Statements of Operations until a sale transaction occurs or when declines in fair value are deemed to be other-than-temporary. The Company routinely reviews available-for-sale securities for other-than-temporary declines in fair value below the cost basis, and when events or changes in circumstances indicate the carrying value of a security may not be recoverable, the security is written down to fair value. As of February 2, 2013, the Company held $54 million of available-for-sale securities, which was comprised of $48 million in short-term investments and a $6 million auction rate security. See Note 19, *Fair Value Measurements*, for further discussion of these investments.

## 1. Summary of Significant Accounting Policies – (continued)

*Merchandise Inventories and Cost of Sales*

Merchandise inventories for the Company's Athletic Stores are valued at the lower of cost or market using the retail inventory method. Cost for retail stores is determined on the last-in, first-out ("LIFO") basis for domestic inventories and on the first-in, first-out ("FIFO") basis for international inventories. The retail inventory method is commonly used by retail companies to value inventories at cost and calculate gross margins due to its practicality. Under the retail inventory method, cost is determined by applying a cost-to-retail percentage across groupings of similar items, known as departments. The cost-to-retail percentage is applied to ending inventory at its current owned retail valuation to determine the cost of ending inventory on a department basis. The Company provides reserves based on current selling prices when the inventory has not been marked down to market. Merchandise inventories of the Direct-to-Customers business are valued at the lower of cost or market using weighted-average cost, which approximates FIFO. Transportation, distribution center, and sourcing costs are capitalized in merchandise inventories. The Company expenses the freight associated with transfers between its store locations in the period incurred. The Company maintains an accrual for shrinkage based on historical rates.

Cost of sales is comprised of the cost of merchandise, occupancy, buyers' compensation, and shipping and handling costs. The cost of merchandise is recorded net of amounts received from vendors for damaged product returns, markdown allowances, and volume rebates, as well as cooperative advertising reimbursements received in excess of specific, incremental advertising expenses. Occupancy includes the amortization of amounts received from landlords for tenant improvements.

*Property and Equipment*

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Significant additions and improvements to property and equipment are capitalized. Depreciation and amortization are computed on a straight-line basis over the following estimated useful lives:

| | |
|---|---|
| Buildings | Maximum of 50 years |
| Leasehold improvements | 10 years or term of lease, if shorter |
| Furniture, fixtures, and equipment | 3 – 10 years |
| Software | 2 – 7 years |

Maintenance and repairs are charged to current operations as incurred. Major renewals or replacements that substantially extend the useful life of an asset are capitalized and depreciated.

*Internal-Use Software Development Costs*

The Company capitalizes certain external and internal computer software and software development costs incurred during the application development stage. The application development stage generally includes software design and configuration, coding, testing, and installation activities. Capitalized costs include only external direct cost of materials and services consumed in developing or obtaining internal-use software, and payroll and payroll-related costs for employees who are directly associated with and devote time to the internal-use software project. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended use. Training and maintenance costs are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditures will result in additional functionality. Capitalized software, net of accumulated amortization, is included as a component of property and equipment and was $29 million and $27 million at February 2, 2013 and January 28, 2012, respectively.

### 1. Summary of Significant Accounting Policies – (continued)

*Recoverability of Long-Lived Assets*

The Company recognizes impairment losses whenever events or changes in circumstances indicate that the carrying amounts of long-lived tangible and intangible assets with finite lives may not be recoverable. Management's policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at the division level, as well as qualitative measures. The Company considers historical performance and future estimated results, which are predominately identified from the Company's strategic long-range plans, in its evaluation of potential store-level impairment and then compares the carrying amount of the asset with the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset with its estimated fair value. The estimation of fair value is measured by discounting expected future cash flows at the Company's weighted-average cost of capital. The Company estimates fair value based on the best information available using estimates, judgments, and projections as considered necessary.

*Goodwill and Other Intangible Assets*

The Company reviews goodwill and intangible assets with indefinite lives for impairment annually during the first quarter of its fiscal year or more frequently if impairment indicators arise. The fair value of each reporting unit is determined using a combination of market and discounted cash flow approaches.

*Derivative Financial Instruments*

All derivative financial instruments are recorded in the Company's Consolidated Balance Sheets at their fair values. For derivatives designated as a hedge, and effective as part of a hedge transaction, the effective portion of the gain or loss on the hedging derivative instrument is reported as a component of other comprehensive income/loss or as a basis adjustment to the underlying hedged item and reclassified to earnings in the period in which the hedged item affects earnings. The effective portion of the gain or loss on hedges of foreign net investments is generally not reclassified to earnings unless the net investment is disposed of.

To the extent derivatives do not qualify or are not designated as hedges, or are ineffective, their changes in fair value are recorded in earnings immediately, which may subject the Company to increased earnings volatility.

*Fair Value*

The Company categorizes its financial instruments into a three-level fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Fair value is determined based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs.

The Company's financial assets recorded at fair value are categorized as follows:

**Level 1** – Quoted prices for identical instruments in active markets.

**Level 2** – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

**Level 3** – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

## 1. Summary of Significant Accounting Policies – (continued)

*Income Taxes*

The Company accounts for its income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized for tax credits and net operating loss carryforwards, reduced by a valuation allowance, which is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize their deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

A taxing authority may challenge positions that the Company adopted in its income tax filings. Accordingly, the Company may apply different tax treatments for transactions in filing its income tax returns than for income tax financial reporting. The Company regularly assesses its tax positions for such transactions and records reserves for those differences when considered necessary. Tax positions are recognized only when it is more likely than not, based on technical merits, that the positions will be sustained upon examination. Tax positions that meet the more-likely-than-not threshold are measured using a probability weighted approach as the largest amount of tax benefit that is greater than fifty percent likely of being realized upon settlement. Whether the more-likely-than-not recognition threshold is met for a tax position is a matter of judgment based on the individual facts and circumstances of that position evaluated in light of all available evidence. The Company recognizes interest and penalties related to unrecognized tax benefits within income tax expense in the accompanying consolidated statement of operations. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheet. Provision for U.S. income taxes on undistributed earnings of foreign subsidiaries is made only on those amounts in excess of the funds considered to be permanently reinvested.

*Pension and Postretirement Obligations*

The discount rate for the U.S. plans is determined by reference to the Bond:Link interest rate model based upon a portfolio of highly rated U.S. corporate bonds with individual bonds that are theoretically purchased to settle the plan's anticipated cash outflows. The cash flows are discounted to their present value and an overall discount rate is determined. The discount rate selected to measure the present value of the Company's Canadian benefit obligations was developed by using the plan's bond portfolio indices, which match the benefit obligations.

*Insurance Liabilities*

The Company is primarily self-insured for health care, workers' compensation, and general liability costs. Accordingly, provisions are made for the Company's actuarially determined estimates of discounted future claim costs for such risks, for the aggregate of claims reported and claims incurred but not yet reported. Self-insured liabilities totaled $14 million at both February 2, 2013 and January 28, 2012. The Company discounts its workers' compensation and general liability reserves using a risk-free interest rate. Imputed interest expense related to these liabilities was not significant for 2012, 2011, and 2010.

## 1. Summary of Significant Accounting Policies – (continued)

*Accounting for Leases*

The Company recognizes rent expense for operating leases as of the possession date for store leases or the commencement of the agreement for a non-store lease. Rental expense, inclusive of rent holidays, concessions, and tenant allowances are recognized over the lease term on a straight-line basis. Contingent payments based upon sales and future increases determined by inflation related indices cannot be estimated at the inception of the lease and accordingly, are charged to operations as incurred.

*Foreign Currency Translation*

The functional currency of the Company's international operations is the applicable local currency. The translation of the applicable foreign currency into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using the weighted-average rates of exchange prevailing during the year. The unearned gains and losses resulting from such translation are included as a separate component of accumulated other comprehensive loss within shareholders' equity.

*Recent Accounting Pronouncements*

During 2012, the Company adopted ASU No. 2011-08, *Testing Goodwill for Impairment*. The revised standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a qualitative assessment to determine whether further impairment testing is necessary. The adoption of this ASU did not have a significant effect on our results of operations or financial position.

Also during 2012, the Company adopted ASU No. 2011-05, *Presentation of Comprehensive Income*, which requires presentation of total comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The implementation of the amended reporting guidance had no effect on our disclosures.

Additionally in 2012, the FASB issued ASU No. 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment*, which allows an entity to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset, other than goodwill, is impaired. If an entity concludes, based on an evaluation of all relevant qualitative factors, that it is not more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, it will not be required to perform a quantitative impairment test for that asset. Entities are required to test indefinite-lived assets for impairment at least annually, and more frequently if indicators of impairment exist. This ASU was effective for the Company on February 3, 2013. The adoption of this ASU is not expected to have a significant effect on our results of operations or financial position.

Other recently issued accounting pronouncements did not, or are not believed by management to, have a material effect on the Company's present or future consolidated financial statements.

## 2. Segment Information

The Company has determined that its reportable segments are those that are based on its method of internal reporting. As of February 2, 2013, the Company has two reportable segments, Athletic Stores and Direct-to-Customers. The accounting policies of both segments are the same as those described in the *Summary of Significant Accounting Policies* note. The Company evaluates performance based on several factors, of which the primary financial measure is division results. Division profit reflects income before income taxes, corporate expense, non-operating income, and net interest expense.

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| | | (in millions) | |
| **Sales** | | | |
| Athletic Stores | $5,568 | $5,110 | $4,617 |
| Direct-to-Customers | 614 | 513 | 432 |
| Total sales | $6,182 | $5,623 | $5,049 |
| **Operating Results** | | | |
| Athletic Stores[1] | $ 653 | $ 495 | $ 329 |
| Direct-to-Customers[2] | 65 | 45 | 30 |
| | 718 | 540 | 359 |
| Restructuring charge[3] | — | (1) | — |
| Division profit | 718 | 539 | 359 |
| Less: Corporate expense | 108 | 102 | 97 |
| Operating profit | 610 | 437 | 262 |
| Other income | 2 | 4 | 4 |
| Interest expense, net | 5 | 6 | 9 |
| Income before income taxes | $ 607 | $ 435 | $ 257 |

(1) The results 2012 include a non-cash impairment charge of $5 million to write down long-lived assets of the CCS stores as a result of the Company's decision to close the stores during the first quarter of 2013.

(2) Included in the results for 2012, 2011, and 2010 are non-cash impairment charges of $7 million, $5 million, and $10 million, respectively, related to the CCS business. See Note 3, *Impairment Charges* for additional information.

(3) In 2011, the Company increased its 1993 Repositioning and 1991 Restructuring reserve by $1 million for repairs necessary to one of the locations comprising this reserve. This amount is included in selling, general and administrative expenses.

| | Depreciation and Amortization | | | Capital Expenditures | | | Total Assets | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 | 2010 | 2012 | 2011 | 2010 |
| | | | | | (in millions) | | | | |
| Athletic Stores | $ 96 | $ 90 | $ 85 | $128 | $117 | $72 | $2,310 | $2,065 | $1,993 |
| Direct-to-Customers | 9 | 9 | 9 | 5 | 6 | 4 | 290 | 284 | 280 |
| | 105 | 99 | 94 | 133 | 123 | 76 | 2,600 | 2,349 | 2,273 |
| Corporate | 13 | 11 | 12 | 30 | 29 | 21 | 767 | 701 | 623 |
| Total Company | $118 | $110 | $106 | $163 | $152 | $97 | $3,367 | $3,050 | $2,896 |

Sales and long-lived asset information by geographic area as of and for the fiscal years ended February 2, 2013, January 28, 2012, and January 29, 2011 are presented in the following tables. Sales are attributed to the country in which the sales originate, which is where the legal subsidiary is domiciled. Long-lived assets reflect property and equipment.

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| | | (in millions) | |
| **Sales** | | | |
| United States | $4,495 | $3,959 | $3,568 |
| International | 1,687 | 1,664 | 1,481 |
| Total sales | $6,182 | $5,623 | $5,049 |

## 2. Segment Information – (continued)

The Company's sales in Italy, Canada, and France represent approximately 22, 19, and 15 percent, respectively, of the International category's sales for the period ended February 2, 2013. No other individual country included in the International category is significant.

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| | | (in millions) | |
| **Long-Lived Assets** | | | |
| United States | $321 | $285 | $257 |
| International | 169 | 142 | 129 |
| Total long-lived assets | $490 | $427 | $386 |

## 3. Impairment Charges

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| | | (in millions) | |
| Impairment of intangible assets | $ 7 | $ 5 | $ 10 |
| Impairment of long-lived assets | 5 | — | — |
| Total impairment charges | $ 12 | $ 5 | $ 10 |

*Impairment of Intangible Assets*

Intangible assets that are determined to have finite lives are amortized over their useful lives and are measured for impairment only when events or changes in circumstances indicate that the carrying value may be impaired. Intangible assets with indefinite lives are tested for impairment if impairment indicators arise and, at a minimum, annually. We estimate the fair value based on an income approach using the relief-from-royalty method. During the fourth quarters of each of the years presented, the Company determined that triggering events had occurred related to its CCS intangible assets, which is part of the Direct-to-Customers segment, reflecting decreases in projected revenues. The 2012 charge also reflected a decrease in the assumed royalty rate as a result of lower profitability.

*Impairment of Long-lived Assets*

During 2012, the Company recorded non-cash impairment charges totaling $5 million to write-down long-lived assets at its CCS division. This impairment charge was recorded to fully impair the CCS stores net book value as a result of the Company's decision to close these locations during 2013. Some of the locations will be converted to other formats. Additional costs associated with this shutdown are not expected to be significant. No impairment charges related to long-lived assets were recorded during 2011 or 2010.

## 4. Other Income

Other income includes non-operating items, such as: gains from insurance recoveries; discounts/ premiums paid on the repurchase and retirement of bonds; royalty income; and the changes in fair value, premiums paid, and realized gains associated with foreign currency option contracts. Other income was $2 million in 2012 and $4 million in both 2011 and 2010.

For 2012, other income primarily includes royalty income. For 2011, other income primarily includes $2 million of lease termination gains related to the sales of leasehold interests, $1 million for insurance recoveries, as well as royalty income. For 2010, other income includes a $2 million gain on its money-market investment, as well as royalty income, and gains on lease terminations related to certain lease interests in Europe.

## 5. Merchandise Inventories

| | 2012 | 2011 |
|---|---|---|
| | (in millions) | |
| LIFO inventories | $ 752 | $ 688 |
| FIFO inventories | 415 | 381 |
| Total merchandise inventories | $1,167 | $1,069 |

The value of the Company's LIFO inventories, as calculated on a LIFO basis, approximates their value as calculated on a FIFO basis.

## 6. Other Current Assets

| | 2012 | 2011 |
|---|---|---|
| | (in millions) | |
| Prepaid income taxes | $ 72 | $ 36 |
| Prepaid rent | 70 | 27 |
| Net receivables | 68 | 49 |
| Prepaid expenses and other current assets | 38 | 33 |
| Deferred taxes and costs | 14 | 13 |
| Fair value of derivative contracts | 6 | — |
| Income tax receivable | — | 1 |
| | $268 | $159 |

## 7. Property and Equipment, Net

| | 2012 | 2011 |
|---|---|---|
| | (in millions) | |
| **Land** | $ 6 | $ 3 |
| **Buildings:** | | |
| Owned | 41 | 31 |
| **Furniture, fixtures, equipment and software development costs:** | | |
| Owned | 832 | 799 |
| | 879 | 833 |
| Less: accumulated depreciation | (622) | (615) |
| | 257 | 218 |
| **Alterations to leased and owned buildings** | | |
| Cost | 772 | 729 |
| Less: accumulated amortization | (539) | (520) |
| | 233 | 209 |
| | $ 490 | $ 427 |

## 8. Goodwill

The Athletic Stores segment's goodwill is net of accumulated impairment charges of $167 million for all periods presented. The 2012 and 2011 annual goodwill impairment tests did not result in an impairment charge as the fair value of each reporting unit exceeded the carrying values of each respective reporting unit.

| | Athletic Stores | Direct-to-Customers | Total |
|---|---|---|---|
| | | (in millions) | |
| Goodwill at January 29, 2011 | $ 18 | $127 | $145 |
| Foreign currency translation adjustment | (1) | — | (1) |
| Goodwill at January 28, 2012 | $ 17 | $127 | $144 |
| Foreign currency translation adjustment | 1 | — | 1 |
| Goodwill at February 2, 2013 | $ 18 | $127 | $145 |

## 9. Other Intangible Assets, net

| | February 2, 2013 | | | Wtd. Avg. | January 28, 2012 | | |
|---|---|---|---|---|---|---|---|
| (in millions) | Gross value | Accum. amort. | Net Value | Life in Years | Gross value | Accum. amort. | Net Value |
| Amortized intangible assets:(1),(2) | | | | | | | |
| Lease acquisition costs | $158 | $(137) | $ 21 | 12.4 | $171 | $(149) | $ 22 |
| Trademarks | 21 | (9) | 12 | 19.7 | 21 | (8) | 13 |
| Favorable leases | 5 | (5) | — | 10.1 | 7 | (7) | — |
| CCS customer relationships | 21 | (18) | 3 | 5.0 | 21 | (13) | 8 |
| | $205 | $(169) | $ 36 | 12.4 | $220 | $(177) | $ 43 |
| Indefinite life intangible assets: | | | | | | | |
| Republic of Ireland trademark (1) | | | 1 | | | | 1 |
| CCS tradename (3) | | | 3 | | | | 10 |
| | | | $ 4 | | | | $ 11 |
| Other intangible assets, net | | | $ 40 | | | | $ 54 |

(1) Includes the effect of foreign currency translation related primarily to the movements of the euro in relation to the U.S. dollar. Additionally, the amounts presented for each of the periods reflects accumulated impairment charges of $2 million.

(2) The weighted-average useful life disclosed excludes those assets that are fully amortized.

(3) The net value of the CCS tradename at February 2, 2013 and January 28, 2012 includes impairment charges of $7 million and $5 million, respectively, as described more fully in Note 3, *Impairment Charges*. The accumulated impairment charge related to the CCS tradename is $22 million.

Amortizing intangible assets primarily represent lease acquisition costs, which are amounts that are required to secure prime lease locations and other lease rights, primarily in Europe. During 2012, additions of $7 million were recorded primarily from new leases in Europe. Amortization expense for intangibles subject to amortization was $14 million, $16 million, and $17 million for 2012, 2011, and 2010, respectively. Estimated future amortization expense for finite lived intangibles for the next five years is as follows:

| | (in millions) |
|---|---|
| 2013 | $ 11 |
| 2014 | 5 |
| 2015 | 4 |
| 2016 | 3 |
| 2017 | 3 |

## 10. Other Assets

| | 2012 | 2011 |
|---|---|---|
| | (in millions) | |
| Funds deposited in insurance trust[1] | $ 9 | $ 9 |
| Pension asset | 7 | 8 |
| Auction rate security | 6 | 5 |
| Deferred tax costs | 5 | 1 |
| Income tax receivables | 3 | — |
| Income tax asset | 2 | 1 |
| Prepaid income taxes | — | 4 |
| Other | 40 | 34 |
| | $ 72 | $ 62 |

(1) The Company is required by its insurers to collateralize part of the self-insured workers' compensation and liability claims. The Company has chosen to satisfy these collateral requirements by depositing funds in an insurance trust.

## 11. Accrued and Other Liabilities

| | 2012 | 2011 |
|---|---|---|
| | (in millions) | |
| Other payroll and payroll related costs, excluding taxes | $ 60 | $ 61 |
| Incentive bonuses | 48 | 55 |
| Taxes other than income taxes | 45 | 45 |
| Customer deposits[1] | 34 | 30 |
| Property and equipment[2] | 33 | 22 |
| Current deferred tax liabilities | 31 | 24 |
| Pension and postretirement benefits | 4 | 4 |
| Sales return reserve | 4 | 4 |
| Income taxes payable | 3 | 3 |
| Fair value of derivatives | — | 2 |
| Other | 76 | 58 |
| | $338 | $308 |

(1) Customer deposits include unredeemed gift cards and certificates, merchandise credits, and deferred revenue related to undelivered merchandise, including layaway sales.

(2) Accruals for property and equipment are properly excluded from the statements of cash flows for all years presented.

## 12. Revolving Credit Facility

On January 27, 2012, the Company entered into an amended and restated credit agreement (the "2011 Restated Credit Agreement") with its banks. The 2011 Restated Credit Agreement provides for a $200 million asset based revolving credit facility maturing on January 27, 2017. In addition, during the term of the 2011 Restated Credit Agreement, the Company may make up to four requests for additional credit commitments in an aggregate amount not to exceed $200 million. Interest is based on the LIBOR rate in effect at the time of the borrowing plus a 1.25 to 1.50 percent margin depending on certain provisions as defined in the 2011 Restated Credit Agreement.

### 12. Revolving Credit Facility – (continued)

The 2011 Restated Credit Agreement provides for a security interest in certain of the Company's domestic assets, including certain inventory assets, but excluding intellectual property. The Company is not required to comply with any financial covenants as long as there are no outstanding borrowings. With regard to the payment of dividends and share repurchases, there are no restrictions if the Company is not borrowing and the payments are funded through cash on hand. If the Company is borrowing, Availability as of the end of each fiscal month during the subsequent projected six fiscal months following the payment must be at least 20 percent of the lesser of the Aggregate Commitments and the Borrowing Base (all terms as defined in the 2011 Restated Credit Agreement). The Company's management does not currently expect to borrow under the facility in 2013, other than amounts used to support standby letters of credit.

At February 2, 2013, the Company had unused domestic lines of credit of $199 million, while $1 million was committed to support standby letters of credit. The letters of credit are primarily used for insurance programs.

Deferred financing fees are amortized over the life of the facility on a straight-line basis, which is comparable to the interest method. The unamortized balance at February 2, 2013 is $3 million.

The quarterly facility fees paid on the unused portion was 0.25 percent and 0.75 percent for 2012 and 2011, respectively. There were no short-term borrowings during 2012 or 2011. Interest expense, including facility fees, related to the revolving credit facility was $1 million for 2012 and $4 million for both 2011 and 2010.

### 13. Long-Term Debt

The Company's long-term debt reflects the Company's 8.50 percent debentures payable in 2022, and was $133 million and $135 million for the years ended February 2, 2013 and January 28, 2012, respectively. Excluding the unamortized gain of the interest rate swaps of $15 million, the principal outstanding is $118 million. The gain is being amortized as part of interest expense over the remaining term of the debt, using the effective-yield method.

Interest expense related to long-term debt, including the effect of the interest rate swaps and the amortization of the associated debt issuance costs, was $9 million for all years presented.

### 14. Other Liabilities

| | 2012 | 2011 |
|---|---|---|
| | (in millions) | |
| Straight-line rent liability | $ 109 | $ 103 |
| Pension benefits | 37 | 70 |
| Income taxes | 21 | 31 |
| Postretirement benefits | 14 | 14 |
| Workers' compensation and general liability reserves | 10 | 11 |
| Deferred taxes | 5 | 5 |
| Other | 25 | 23 |
| | $ 221 | $ 257 |

## 15. Leases

The Company is obligated under operating leases for almost all of its store properties. Some of the store leases contain renewal options with varying terms and conditions. Management expects that in the normal course of business, expiring leases will generally be renewed or, upon making a decision to relocate, replaced by leases on other premises. Operating lease periods generally range from 5 to 10 years. Certain leases provide for additional rent payments based on a percentage of store sales. Most of the Company's leases require the payment of certain executory costs such as insurance, maintenance, and other costs in addition to the future minimum lease payments. These costs, including the amortization of lease rights, totaled $128 million, $130 million, and $131 million in 2012, 2011, and 2010, respectively. Included in the amounts below, are non-store expenses that totaled $16 million, $17 million, and $15 million in 2012, 2011, and 2010, respectively.

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| | | (in millions) | |
| Minimum rent | $537 | $525 | $507 |
| Contingent rent based on sales | 24 | 20 | 16 |
| Sublease income | (1) | (1) | (1) |
| | $560 | $544 | $522 |

Future minimum lease payments under non-cancelable operating leases, net of future non-cancelable operating sublease payments, are:

| | (in millions) |
|---|---|
| 2013 | $ 513 |
| 2014 | 465 |
| 2015 | 415 |
| 2016 | 353 |
| 2017 | 287 |
| Thereafter | 880 |
| Total operating lease commitments | $2,913 |

## 16. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss, net of tax, is comprised of the following:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| | | (in millions) | |
| Foreign currency translation adjustments | $ 82 | $ 63 | $ 86 |
| Cash flow hedges | 3 | (1) | 1 |
| Unrecognized pension cost and postretirement benefit | (255) | (264) | (254) |
| Unrealized loss on available-for-sale security | (1) | (2) | (2) |
| | $(171) | $(204) | $(169) |

## 17. Income Taxes

Following are the domestic and international components of pre-tax income:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| | | (in millions) | |
| Domestic | $508 | $321 | $158 |
| International | 99 | 114 | 99 |
| Total pre-tax income | $607 | $435 | $257 |

The income tax provision consists of the following:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| | | (in millions) | |
| **Current:** | | | |
| Federal | $152 | $ 93 | $(28) |
| State and local | 22 | 11 | 4 |
| International | 16 | 24 | 28 |
| Total current tax provision | 190 | 128 | 4 |
| **Deferred:** | | | |
| Federal | 13 | 16 | 79 |
| State and local | 5 | 6 | 4 |
| International | 2 | 7 | 1 |
| Total deferred tax provision | 20 | 29 | 84 |
| Total income tax provision | $210 | $157 | $ 88 |

Provision has been made in the accompanying Consolidated Statements of Operations for additional income taxes applicable to dividends received or expected to be received from international subsidiaries. The amount of unremitted earnings of international subsidiaries for which no such tax is provided and which is considered to be permanently reinvested in the subsidiaries totaled $835 million and $771 million at February 2, 2013 and January 28, 2012, respectively. The determination of the amount of the deferred tax liability related to permanently reinvested earnings is not practicable.

A reconciliation of the significant differences between the federal statutory income tax rate and the effective income tax rate on pre-tax income is as follows:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| Federal statutory income tax rate | 35.0% | 35.0% | 35.0% |
| State and local income taxes, net of federal tax benefit | 3.2 | 3.1 | 2.3 |
| International income taxed at varying rates | (0.4) | (0.3) | 1.0 |
| Foreign tax credits | (1.8) | (1.3) | (2.0) |
| Decrease in valuation allowance | — | — | (0.4) |
| Domestic/foreign tax settlements | (2.2) | 0.3 | (2.3) |
| Federal tax credits | (0.2) | (0.6) | (0.7) |
| Other, net | 1.0 | (0.2) | 1.4 |
| Effective income tax rate | 34.6% | 36.0% | 34.3% |

## 17. Income Taxes – (continued)

Deferred income taxes are provided for the effects of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for income tax purposes. Items that give rise to significant portions of the Company's deferred tax assets and deferred tax liabilities are as follows:

| | 2012 | 2011 |
|---|---|---|
| | (in millions) | |
| **Deferred tax assets:** | | |
| Tax loss/credit carryforwards and capital loss | $ 13 | $ 18 |
| Employee benefits | 63 | 77 |
| Property and equipment | 160 | 166 |
| Straight-line rent | 28 | 27 |
| Goodwill and other intangible assets | 20 | 21 |
| Other | 36 | 32 |
| Total deferred tax assets | 320 | 341 |
| Valuation allowance | (4) | (5) |
| Total deferred tax assets, net | 316 | 336 |
| **Deferred tax liabilities:** | | |
| Merchandise inventories | 76 | 71 |
| Other | 15 | 8 |
| Total deferred tax liabilities | 91 | 79 |
| Net deferred tax asset | $225 | $257 |
| **Balance Sheet caption reported in:** | | |
| Deferred taxes | $257 | $284 |
| Other current assets | 4 | 2 |
| Accrued and other current liabilities | (31) | (24) |
| Other liabilities | (5) | (5) |
| | $225 | $257 |

The Company operates in multiple taxing jurisdictions and is subject to audit. Audits can involve complex issues that may require an extended period of time to resolve. A taxing authority may challenge positions that the Company has adopted in its income tax filings. Accordingly, the Company may apply different tax treatments for transactions in filing its income tax returns than for income tax financial reporting. The Company regularly assesses its tax positions for such transactions and records reserves for those differences.

The Company's U.S. Federal income tax filings have been examined by the Internal Revenue Service through 2011. The Company is participating in the IRS's Compliance Assurance Process ("CAP") for 2012, which is expected to conclude during 2013. The Company has started the CAP for 2012. Due to the recent utilization of net operating loss carryforwards, the Company is subject to state and local tax examinations effectively including years from 1996 to the present. To date, no adjustments have been proposed in any audits that will have a material effect on the Company's financial position or results of operations.

As of February 2, 2013, the Company has a valuation allowance of $4 million to reduce its deferred tax assets to an amount that is more likely than not to be realized. The valuation allowance primarily relates to the deferred tax assets arising from a capital loss associated with the 2008 impairment of the Northern Group note receivable. A full valuation allowance is required for the capital loss because the Company does not anticipate realizing capital gains to utilize this loss. The valuation allowance for state tax loss and credit carryforwards decreased to a nominal amount in 2012 principally due to anticipated expirations of those attributes.

## 17. Income Taxes – (continued)

Based upon the level of historical taxable income and projections for future taxable income, which are based upon the Company's strategic long-range plans, over the periods in which the temporary differences are anticipated to reverse, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowances at February 2, 2013. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

At February 2, 2013, the Company has state operating loss carryforwards with a potential tax benefit of $5 million that expire between 2014 and 2032. The Company will have, when realized, a capital loss with a potential benefit of $3 million arising from a note receivable. This loss will carryforward for 5 years after realization. The Company has U.S. state credits of $2 million that can be carried forward indefinitely. The Company has Canadian provincial credit carryforwards of $1 million expiring between 2016 and 2017. The Company has international operating loss carryforwards with a potential tax benefit of $2 million, expiring between 2013 and 2032.

At February 2, 2013 and January 28, 2012, the Company had $54 million and $65 million, respectively, of gross unrecognized tax benefits, and $52 million and $64 million, respectively, of net unrecognized tax benefits that would, if recognized, affect the Company's annual effective tax rate. The Company has classified certain income tax liabilities as current or noncurrent based on management's estimate of when these liabilities will be settled. Interest expense and penalties related to unrecognized tax benefits are classified as income tax expense. The Company recognized $1 million of interest expense in each of 2012, 2011, and 2010. The total amount of accrued interest and penalties was $3 million, $4 million, and $3 million in 2012, 2011, and 2010, respectively.

The following table summarizes the activity related to unrecognized tax benefits:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| | | (in millions) | |
| Unrecognized tax benefits at beginning of year | $ 65 | $ 62 | $ 70 |
| Foreign currency translation adjustments | 1 | (1) | 3 |
| Increases related to current year tax positions | 4 | 7 | 4 |
| Increases related to prior period tax positions | 3 | 1 | 3 |
| Decreases related to prior period tax positions | (3) | — | (7) |
| Settlements | (15) | (3) | (9) |
| Lapse of statute of limitations | (1) | (1) | (2) |
| Unrecognized tax benefits at end of year | $ 54 | $ 65 | $ 62 |

It is reasonably possible that the liability associated with the Company's unrecognized tax benefits will increase or decrease within the next twelve months. These changes may be the result of foreign currency fluctuations, ongoing audits or the expiration of statutes of limitations. Settlements could increase earnings in an amount ranging from $0 to $7 million based on current estimates. Audit outcomes and the timing of audit settlements are subject to significant uncertainty. Although management believes that adequate provision has been made for such issues, the ultimate resolution of these issues could have an adverse effect on the earnings of the Company. Conversely, if these issues are resolved favorably in the future, the related provision would be reduced, generating a positive effect on earnings. Due to the uncertainty of amounts and in accordance with its accounting policies, the Company has not recorded any potential impact of these settlements.

## 18. Financial Instruments and Risk Management

The Company operates internationally and utilizes certain derivative financial instruments to mitigate its foreign currency exposures, primarily related to third-party and intercompany forecasted transactions. As a result of the use of derivative instruments, the Company is exposed to the risk that counterparties will fail to meet their contractual obligations. To mitigate this counterparty credit risk, the Company has a practice of entering into contracts only with major financial institutions selected based upon their credit ratings and other financial factors. The Company monitors the creditworthiness of counterparties throughout the duration of the derivative instrument. Additional information is contained within Note 19, *Fair Value Measurements*.

*Derivative Holdings Designated as Hedges*

For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature of the hedged items and the relationships between the hedging instruments and the hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions, and the methods of assessing hedge effectiveness and hedge ineffectiveness. In addition, for hedges of forecasted transactions, the significant characteristics and expected terms of a forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction would occur. If it were deemed probable that the forecasted transaction would not occur, the gain or loss on the derivative instrument would be recognized in earnings immediately. No such gains or losses were recognized in earnings for any of the periods presented. Derivative financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged, both at inception and throughout the hedged period, which management evaluates periodically.

The primary currencies to which the Company is exposed are the euro, British pound, Canadian dollar, and Australian dollar. For option and forward foreign exchange contracts designated as cash flow hedges of the purchase of inventory, the effective portion of gains and losses is deferred as a component of Accumulated Other Comprehensive Loss ("AOCL") and is recognized as a component of cost of sales when the related inventory is sold. The amount reclassified to cost of sales and the ineffective portion of gains and losses related to such contracts was not significant for any of the periods presented. When using a forward contract as a hedging instrument, the Company excludes the time value of the contract from the assessment of effectiveness. At each quarter-end, the Company had not hedged forecasted transactions for more than the next twelve months, and the Company expects all derivative-related amounts reported in AOCL to be reclassified to earnings within twelve months. During 2012, the net changes in the fair value of the contracts resulted in a gain of $4 million and therefore decreased AOCL for the year ended February 2, 2013. The notional value of the contracts outstanding at February 2, 2013 was $66 million and these contracts extend through January 2014.

*Derivative Holdings Designated as Non-Hedges*

The Company mitigates the effect of fluctuating foreign exchange rates on the reporting of foreign-currency denominated earnings by entering into currency option contracts. Changes in the fair value of these foreign currency option contracts, which are designated as non-hedges, are recorded in earnings immediately within other income. The realized gains, premiums paid, and changes in the fair market value recorded in the Consolidated Statements of Operations were not significant for any of the periods presented. There were no contracts outstanding at February 2, 2013.

## 18. Financial Instruments and Risk Management – (continued)

The Company also enters into forward foreign exchange contracts to hedge foreign-currency denominated merchandise purchases and intercompany transactions that are not designated as hedges. In addition, the Company enters into spot contracts to hedge non-euro foreign currency denominated transactions that are not designated as hedges. Net changes in the fair value of foreign exchange derivative financial instruments designated as non-hedges were substantially offset by the changes in value of the underlying transactions, which were recorded in selling, general and administrative expenses. The net change in fair value was not significant for any of the periods presented. The notional value of the contracts outstanding at February 2, 2013 was $33 million and these contracts extend through June 2013.

Additionally, the Company enters into diesel fuel forward contracts to mitigate a portion of the Company's freight expense due to the variability caused by fuel surcharges imposed by our third-party freight carriers. Changes in the fair value of these contracts are recorded in earnings immediately. The effect was not significant for any of the periods presented. The notional value of the contracts outstanding at February 2, 2013 was $2 million and these contracts extend through May 2013.

*Fair Value of Derivative Contracts*

The following represents the fair value of the Company's derivative contracts. Many of the Company's agreements allow for a netting arrangement. The following is presented on a gross basis, by type of contract:

| (in millions) | Balance Sheet Caption | 2012 | 2011 |
|---|---|---|---|
| ***Hedging Instruments:*** | | | |
| Forward foreign exchange contracts | Current asset | $ 4 | $ — |
| Forward foreign exchange contracts | Current liability | $ — | $ 2 |
| ***Non-hedging Instruments:*** | | | |
| Forward foreign exchange contracts | Current asset | $ 2 | $ — |

*Notional Values and Foreign Currency Exchange Rates*

The table below presents the notional amounts for all outstanding derivatives and the weighted-average exchange rates of foreign exchange forward contracts at February 2, 2013:

| | Contract Value (U.S. in millions) | Weighted-Average Exchange Rate |
|---|---|---|
| **Inventory** | | |
| Buy €/Sell British £ | $ 66 | .8060 |
| Buy US/Sell € | 4 | .7652 |
| **Intercompany** | | |
| Buy €/Sell British £ | $ 26 | .8144 |
| Buy US/Sell CAD | $ 3 | .9888 |
| **Diesel fuel forwards** | $ 2 | — |

## 18. Financial Instruments and Risk Management – (continued)

*Business Risk*

The retailing business is highly competitive. Price, quality, selection of merchandise, reputation, store location, advertising, and customer service are important competitive factors in the Company's business. The Company operates in 23 countries and purchased approximately 86 percent of its merchandise in 2012 from its top 5 vendors. In 2012, the Company purchased approximately 65 percent of its athletic merchandise from one major vendor, Nike, Inc. ("Nike"), and approximately 17 percent from another major vendor. Each of our operating divisions is highly dependent on Nike; they individually purchased 48 to 77 percent of their merchandise from Nike. The Company generally considers all vendor relations to be satisfactory.

Included in the Company's Consolidated Balance Sheet at February 2, 2013, are the net assets of the Company's European operations, which total $909 million and which are located in 19 countries, 11 of which have adopted the euro as their functional currency.

## 19. Fair Value Measurements

The following table provides a summary of the recognized assets and liabilities that are measured at fair value on a recurring basis:

| | As of February 2, 2013 | | | As of January 28, 2012 | | |
|---|---|---|---|---|---|---|
| | (in millions) | | | | | |
| | Level 1 | Level 2 | Level 3 | Level 1 | Level 2 | Level 3 |
| **Assets** | | | | | | |
| Short-term investments | $ — | $ 48 | $ — | $ — | $ — | $ — |
| Auction rate security | — | 6 | — | — | 5 | — |
| Forward foreign exchange contracts | — | 6 | — | — | — | — |
| Total Assets | $ — | $ 60 | $ — | $ — | $ 5 | $ — |
| **Liabilities** | | | | | | |
| Forward foreign exchange contracts | — | — | — | — | 2 | — |
| Total Liabilities | $ — | $ — | $ — | $ — | $ 2 | $ — |

Available-for-sale securities are recorded at fair value with unrealized gains and losses reported, net of tax, in other comprehensive income, unless unrealized losses are determined to be other than temporary. As of February 2, 2013, the Company held $54 million of available-for-sale securities, which was comprised of $48 million in short-term investments and a $6 million auction rate security.

Short-term investments represent corporate bonds with maturity dates within one year from the purchase date. These securities are valued using quoted prices for similar instruments in active markets and therefore are classified as Level 2 instruments. Level 2 instrument valuations are obtained from readily available pricing sources for comparable instruments.

The fair value of the auction rate security is determined by review of the underlying security at each reporting period.

The Company's derivative financial instruments are valued using market-based inputs to valuation models. These valuation models require a variety of inputs, including contractual terms, market prices, yield curves, and measures of volatility.

Interest income related to the short-term investments included within interest expense was not significant for 2012.

There were no transfers into or out of Level 1, Level 2, or Level 3 assets and liabilities for any of the periods presented.

## 19. Fair Value Measurements – (continued)

The following table provides a summary of recognized assets that are measured at fair value on a non-recurring basis. See Note 3, *Impairment Charges*, for further discussion and additional disclosures.

| (in millions) | Level 1 | Level 2 | Level 3 | Loss Recognized |
|---|---|---|---|---|
| Year ended February 2, 2013: | | | | |
| Intangible assets | $ — | $ — | $ 3 | $ 7 |
| Long-lived assets held and used | $ — | $ — | $ — | $ 5 |
| Year ended January 28, 2012: | | | | |
| Intangible assets | $ — | $ — | $ 10 | $ 5 |

The carrying value and estimated fair value of long-term debt were as follows:

| | 2012 | 2011 |
|---|---|---|
| | (in millions) | |
| Carrying Value | $133 | $135 |
| Fair Value | $152 | $140 |

The fair value of long-term debt is determined using quoted prices in active markets and therefore is classified as Level 2. The carrying values of cash and cash equivalents, short-term investments, and other current receivables and payables approximate their fair value.

## 20. Retirement Plans and Other Benefits

*Pension and Other Postretirement Plans*

The Company has defined benefit pension plans covering certain of its North American employees, which are funded in accordance with the provisions of the laws where the plans are in effect. In addition to providing pension benefits, the Company sponsors postretirement medical and life insurance plans, which are available to most of its retired U.S. employees. These plans are contributory and are not funded. The measurement date of the assets and liabilities is the last day of the fiscal year.

The following tables set forth the plans' changes in benefit obligations and plan assets, funded status, and amounts recognized in the Consolidated Balance Sheets, measured at February 2, 2013 and January 28, 2012:

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| | (in millions) | | | |
| **Change in benefit obligation** | | | | |
| Benefit obligation at beginning of year | $704 | $669 | $15 | $12 |
| Service cost | 13 | 12 | — | — |
| Interest cost | 28 | 32 | — | 1 |
| Plan participants' contributions | — | — | 2 | 3 |
| Actuarial loss | 15 | 47 | 1 | 2 |
| Foreign currency translation adjustments | — | (1) | — | — |
| Plan amendment | — | — | — | 1 |
| Benefits paid | (54) | (55) | (3) | (4) |
| Benefit obligation at end of year | $706 | $704 | $15 | $15 |

## 20. Retirement Plans and Other Benefits – (continued)

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| | (in millions) | | | |
| **Change in plan assets** | | | | |
| Fair value of plan assets at beginning of year | $639 | $601 | | |
| Actual return on plan assets | 59 | 63 | | |
| Employer contributions | 29 | 31 | | |
| Foreign currency translation adjustments | — | (1) | | |
| Benefits paid | (54) | (55) | | |
| Fair value of plan assets at end of year | $673 | $639 | | |
| Funded status | $ (33) | $ (65) | $(15) | $(15) |
| **Amounts recognized on the balance sheet:** | | | | |
| Other assets | $ 7 | $ 8 | $ — | $ — |
| Accrued and other liabilities | (3) | (3) | (1) | (1) |
| Other liabilities | (37) | (70) | (14) | (14) |
| | $ (33) | $ (65) | $(15) | $(15) |
| **Amounts recognized in accumulated other comprehensive loss, pre-tax:** | | | | |
| Net loss (gain) | $426 | $446 | $(16) | $(21) |
| Prior service cost (credit) | 1 | 1 | — | — |
| | $427 | $447 | $(16) | $(21) |

As of February 2, 2013 and January 28, 2012, the Canadian qualified pension plan's assets exceeded its accumulated benefit obligation. Information for pension plans with an accumulated benefit obligation in excess of plan assets is as follows:

| | 2012 | 2011 |
|---|---|---|
| | (in millions) | |
| Projected benefit obligation | $625 | $619 |
| Accumulated benefit obligation | 625 | 619 |
| Fair value of plan assets | 585 | 546 |

The following tables set forth the changes in accumulated other comprehensive loss (pre-tax) at February 2, 2013:

| | Pension Benefits | Postretirement Benefits |
|---|---|---|
| | (in millions) | |
| Net actuarial loss (gain) at beginning of year | $446 | $(21) |
| Amortization of net (loss) gain | (17) | 4 |
| (Gain) loss arising during the year | (3) | 1 |
| Net actuarial loss (gain) at end of year[1] | $426 | $(16) |
| Net prior service cost at end of year[1] | $ 1 | $ — |
| Total amount recognized | $427 | $(16) |

(1) The net prior service cost did not change during the year. The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost (income) during the next year are approximately $17 million and $(3) million related to the pension and postretirement plans, respectively.

## 20. Retirement Plans and Other Benefits – (continued)

The following weighted-average assumptions were used to determine the benefit obligations under the plans:

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | 2012 | 2011 | 2012 | 2011 |
| Discount rate | 3.79% | 4.16% | 3.70% | 4.00% |
| Rate of compensation increase | 3.68% | 3.69% | | |

Pension expense is actuarially calculated annually based on data available at the beginning of each year. The expected return on plan assets is determined by multiplying the expected long-term rate of return on assets by the market-related value of plan assets for the U.S. qualified pension plan and market value for the Canadian qualified pension plan. The market-related value of plan assets is a calculated value that recognizes investment gains and losses in fair value related to equities over three or five years, depending on which computation results in a market-related value closer to market value. Market-related value for the U.S. qualified plan was $550 million and $476 million for 2012 and 2011, respectively. Assumptions used in the calculation of net benefit cost include the discount rate selected and disclosed at the end of the previous year as well as other assumptions detailed in the table below:

| | Pension Benefits | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 | 2010 |
| Discount rate | 4.16% | 4.99% | 5.25% | 4.00% | 4.60% | 4.90% |
| Rate of compensation increase | 3.68% | 3.69% | 3.68% | | | |
| Expected long-term rate of return on assets | 6.63% | 6.59% | 7.22% | | | |

The expected long-term rate of return on invested plan assets is based on the plans' weighted-average target asset allocation, as well as historical and future expected performance of those assets. The target asset allocation is selected to obtain an investment return that is sufficient to cover the expected benefit payments and to reduce future contributions by the Company.

The components of net benefit expense (income) are:

| | Pension Benefits | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 | 2010 |
| | (in millions) | | | | | |
| Service cost | $ 13 | $ 12 | $ 13 | $ — | $ — | $ — |
| Interest cost | 28 | 32 | 33 | — | 1 | — |
| Expected return on plan assets | (40) | (40) | (40) | — | — | — |
| Amortization of prior service cost | — | — | — | — | (1) | — |
| Amortization of net loss (gain) | 17 | 15 | 17 | (4) | (5) | (6) |
| Net benefit expense (income) | $ 18 | $ 19 | $ 23 | $ (4) | $ (5) | $ (6) |

## 20. Retirement Plans and Other Benefits – (continued)

Beginning with 2001, new retirees were charged the expected full cost of the medical plan and then-existing retirees will incur 100 percent of the expected future increases in medical plan costs. Any changes in the health care cost trend rates assumed would not affect the accumulated benefit obligation or net benefit income, since retirees will incur 100 percent of such expected future increase.

The Company maintains a Supplemental Executive Retirement Plan ("SERP"), which is an unfunded plan that includes provisions for the continuation of medical and dental insurance benefits to certain executive officers and other key employees of the Company ("SERP Medical Plan"). The SERP Medical Plan's accumulated projected benefit obligation at February 2, 2013 was approximately $10 million.

The following weighted-average initial and ultimate cost trend rate assumptions were used to determine the benefit obligations under the SERP Medical Plan:

| | Medical Trend Rate | | | Dental Trend Rate | | |
|---|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 | 2010 |
| Initial cost trend rate | 7.50% | 8.00% | 8.50% | 5.00% | 5.50% | 5.50% |
| Ultimate cost trend rate | 5.00% | 5.00% | 5.00% | 5.00% | 5.00% | 5.00% |
| Year that the ultimate cost trend rate is reached | 2018 | 2018 | 2016 | 2013 | 2013 | 2012 |

The following weighted-average initial and ultimate cost trend rate assumptions were used to determine the net periodic cost under the SERP Medical Plan:

| | Medical Trend Rate | | | Dental Trend Rate | | |
|---|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 | 2010 |
| Initial cost trend rate | 8.00% | 8.50% | 9.00% | 5.50% | 5.50% | 6.00% |
| Ultimate cost trend rate | 5.00% | 5.00% | 5.00% | 5.00% | 5.00% | 5.00% |
| Year that the ultimate cost trend rate is reached | 2018 | 2016 | 2016 | 2013 | 2012 | 2012 |

A one percentage-point change in the assumed health care cost trend rates would have the following effects on the SERP Medical Plan:

| | 1% Increase | 1% (Decrease) |
|---|---|---|
| | (in millions) | |
| Effect on total service and interest cost components | $ — | $ — |
| Effect on accumulated postretirement benefit obligation | 2 | (2) |

*Plan Assets*

During 2012, the target composition of the Company's U.S. plan assets was 45 percent equity and 55 percent fixed-income securities. The Company may alter the targets from time to time depending on market conditions and the funding requirements of the pension plan. This current asset allocation will limit volatility with regard to the funded status of the plan, but will result in higher pension expense due to the lower long-term rate of return associated with fixed-income securities. Due to market conditions and other factors, actual asset allocations may vary from the target allocation outlined above. The Company believes that plan assets are invested in a prudent manner with an objective of providing a total return that, over the long term, provides sufficient assets to fund benefit obligations, taking into account the Company's expected contributions and the level of risk deemed appropriate. The Company's investment strategy seeks to utilize asset classes with differing rates of return, volatility, and correlation in order to reduce risk by providing diversification relative to equities. Diversification within asset classes is also utilized to ensure that there are no significant concentrations of risk in plan assets and to reduce the effect that the return on any single investment may have on the entire portfolio.

## 20. Retirement Plans and Other Benefits – (continued)

The target composition of the Company's Canadian plan assets is 95 percent debt securities and 5 percent equity. The Company believes that plan assets are invested in a prudent manner with the same overall objective and investment strategy as noted above for the U.S. pension plan. The bond portfolio is comprised of government and corporate bonds chosen to match the duration of the pension plan's benefit payment obligations. This current asset allocation will limit future volatility with regard to the funded status of the plan. This allocation has resulted in higher pension expense due to the lower long-term rate of return associated with fixed-income securities.

*Valuation of Investments*

Significant portions of plan assets are invested in commingled trust funds. These funds are valued at the net asset value of units held by the plan at year end. Stocks traded on U.S. security exchanges are valued at closing market prices on the measurement date.

The fair values of the Company's U.S. pension plan assets at February 2, 2013 and January 28, 2012 are as follows:

| | Level 1 | Level 2 | Level 3 | 2012 Total | 2011 Total* |
|---|---|---|---|---|---|
| | | | (in millions) | | |
| Cash and cash equivalents | $ — | $ 4 | $ — | $ 4 | $ 13 |
| Equity securities: | | | | | |
| U.S. large-cap[1] | — | 123 | — | 123 | 120 |
| U.S. mid-cap[1] | — | 37 | — | 37 | 42 |
| International[2] | — | 80 | — | 80 | 72 |
| Corporate stock[3] | 14 | — | — | 14 | 11 |
| Fixed-income securities: | | | | | |
| Long duration corporate and government bonds[4] | — | 231 | — | 231 | 221 |
| Intermediate duration corporate and government bonds[5] | — | 72 | — | 72 | 58 |
| Other types of investments: | | | | | |
| Real estate[6] | — | — | — | — | 8 |
| Real estate securities[7] | — | 23 | — | 23 | — |
| Insurance contracts | — | 1 | — | 1 | 1 |
| Total assets at fair value | $ 14 | $571 | $ — | $585 | $546 |

* Each category of plan assets is classified within the same level of the fair value hierarchy for 2012 and 2011.

(1) These categories consist of various managed funds that invest primarily in common stocks, as well as other equity securities and a combination of other funds.

(2) This category comprises three managed funds that invest primarily in international common stocks, as well as other equity securities and a combination of other funds.

(3) This category consists of the Company's common stock.

(4) This category consists of various fixed-income funds that invest primarily in long-term bonds, as well as a combination of other funds, that together are designed to exceed the performance of related long-term market indices.

(5) This category consists of a fixed-income fund that invests primarily in intermediate duration bonds, as well as a combination of other funds, that together are designed to track the performance of the Barclays Capital U.S. Intermediate Credit Index.

(6) This category in 2011 consisted of two real estate properties, which were subsequently sold to a wholly owned subsidiary of the Company during 2012.

(7) This category in 2012 consists of one fund that invests in global real estate securities.

## 20. Retirement Plans and Other Benefits – (continued)

The following table is a reconciliation of the fair value of the U.S. pension plan's real estate investments classified as Level 3:

| (in millions) | Level 3 |
|---|---|
| Balance at January 29, 2011 | $ 9 |
| Unrealized loss on appraised value of real estate | (1) |
| Balance at January 28, 2012 | $ 8 |
| Sale of real estate | (8) |
| Balance at February 2, 2013 | $ — |

The fair values of the Company's Canadian pension plan assets at February 2, 2013 and January 28, 2012 are as follows:

| | Level 1 | Level 2 | Level 3 | 2012 Total | 2011 Total* |
|---|---|---|---|---|---|
| | | | (in millions) | | |
| Cash and cash equivalents | $ — | $ 2 | $ — | $ 2 | $ 5 |
| Equity securities: | | | | | |
| Canadian and international[1] | 5 | — | — | 5 | 5 |
| Debt securities: | | | | | |
| Cash matched bonds[2] | — | 81 | — | 81 | 83 |
| Total assets at fair value | $ 5 | $ 83 | $ — | $ 88 | $ 93 |

* Each category of plan assets is classified within the same level of the fair value hierarchy for 2012 and 2011.

(1) This category comprises one mutual fund that invests primarily in a diverse portfolio of Canadian securities.

(2) This category consists of fixed-income securities, including strips and coupons, issued or guaranteed by the Government of Canada, provinces or municipalities of Canada including their agencies and crown corporations, as well as other governmental bonds and corporate bonds.

No Level 3 assets were held by the Canadian pension plan during 2012 and 2011.

During 2012, the Company made contributions of $25 million and $1 million to its U.S. and Canadian qualified pension plans, respectively. The Company continuously evaluates the amount and timing of any future contributions. The Company expects to contribute $2 million in 2013 to the Canadian qualified plan. Additional contributions will depend on the plan asset performance and other factors. During 2012, the Company also paid $3 million in pension benefits related to its non-qualified pension plans.

Estimated future benefit payments for each of the next five years and the five years thereafter are as follows:

| | Pension Benefits | Postretirement Benefits |
|---|---|---|
| | (in millions) | |
| 2013 | $ 73 | $ 1 |
| 2014 | 58 | 1 |
| 2015 | 55 | 1 |
| 2016 | 53 | 1 |
| 2017 | 50 | 1 |
| 2018 – 2022 | 221 | 4 |

## 20. Retirement Plans and Other Benefits – (continued)

*Savings Plans*

The Company has two qualified savings plans, a 401(k) Plan that is available to employees whose primary place of employment is the U.S., and an 1165(e) Plan that is available to employees whose primary place of employment is in Puerto Rico. Both plans require that the employees have attained at least the age of twenty-one and have completed one year of service consisting of at least 1,000 hours in order to participate. As of January 1, 2013, the savings plans allow eligible employees to contribute up to 40 percent (maximum of $17,500) for the U.S. plan and $15,000 for the Puerto Rico plan of their compensation on a pre-tax basis. The Company matches 25 percent of the first 4 percent of the employees' contributions with Company stock and such matching Company contributions are vested incrementally over the first 5 years of participation for both plans. The charge to operations for the Company's matching contribution was $3 million in 2012 and $2 million in each of 2011 and 2010.

## 21. Share-Based Compensation

*Stock Awards*

Under the Company's 2007 Stock Incentive Plan (the "2007 Stock Plan"), stock options, restricted stock, restricted stock units, stock appreciation rights (SARs), or other stock-based awards may be granted to officers and other employees of the Company, including its subsidiaries and operating divisions worldwide. Nonemployee directors are also eligible to receive awards under this plan. Options for employees become exercisable in substantially equal annual installments over a three-year period, beginning with the first anniversary of the date of grant of the option, unless a shorter or longer duration is established at the time of the option grant. Options for nonemployee directors become exercisable one year from the date of grant. On May 19, 2010, the 2007 Stock Plan was amended to increase the maximum number of shares of stock reserved for all awards to 12,000,000. The options terminate up to ten years from the date of grant.

*Employees Stock Purchase Plan*

Under the Company's 2003 Employees Stock Purchase Plan (the "ESPP"), participating employees are able to contribute up to 10 percent of their annual compensation, not to exceed $25,000 in any plan year, through payroll deductions to acquire shares of the Company's common stock at 85 percent of the lower market price on one of two specified dates in each plan year. Under the ESPP, 3,000,000 shares of common stock are authorized for purchase beginning June 2005. Of the 3,000,000 shares of common stock authorized for purchase under this plan, 943 participating employees purchased 218,362 shares in 2012, and 919 participating employees purchased 336,116 shares in 2011. To date, a total of 1,496,407 shares have been purchased under this plan.

*Share-Based Compensation Expense*

Total compensation expense related to the Company's share-based compensation plans was $20 million, $18 million, and $13 million for 2012, 2011, and 2010, respectively. The associated tax benefits recognized for 2012, 2011, and 2010 were $6 million, $6 million, and $4 million, respectively. Tax deductions in excess of the cumulative compensation cost recognized for share-based compensation arrangements were $11 million, $5 million, and $3 million for 2012, 2011, and 2010, respectively, and are classified as financing activities within the Consolidated Statements of Cash Flows.

*Valuation Model and Assumptions*

The Company uses a Black-Scholes option-pricing model to estimate the fair value of share-based awards. The Black-Scholes option-pricing model incorporates various and highly subjective assumptions, including expected term and expected volatility.

## 21. Share-Based Compensation – (continued)

The Company estimates the expected term of share-based awards granted using the Company's historical exercise and post-vesting employment termination patterns, which it believes are representative of future behavior. The expected term for the employee stock purchase plan valuation is based on the length of each purchase period as measured at the beginning of the offering period, which is one year.

The Company estimates the expected volatility of its common stock at the grant date using a weighted-average of the Company's historical volatility and implied volatility from traded options on the Company's common stock. The Company believes that the combination of historical volatility and implied volatility provides a better estimate of future stock price volatility.

The risk-free interest rate assumption is determined using the Federal Reserve nominal rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. The expected dividend yield is derived from the Company's historical experience.

The Company records stock-based compensation expense only for those awards expected to vest using an estimated forfeiture rate based on its historical pre-vesting forfeiture data. The Company estimates pre-vesting option forfeitures at the time of grant and periodically revises those estimates in subsequent periods if actual forfeitures differ from those estimates.

The following table shows the Company's assumptions used to compute the share-based compensation expense:

| | Stock Option Plans | | | Stock Purchase Plan | | |
|---|---|---|---|---|---|---|
| | 2012 | 2011 | 2010 | 2012 | 2011 | 2010 |
| Weighted-average risk free rate of interest | 1.49% | 2.07% | 2.34% | 0.22% | 0.31% | 0.85% |
| Expected volatility | 43% | 45% | 45% | 38% | 37% | 39% |
| Weighted-average expected award life- in years | 5.5 | 5.0 | 5.0 | 1.0 | 1.0 | 1.0 |
| Dividend yield | 2.3% | 3.5% | 4.0% | 2.5% | 3.4% | 4.8% |
| Weighted-average fair value | $10.13 | $5.86 | $4.47 | $6.11 | $3.91 | $2.54 |

Compensation expense related to the Company's stock options and employee stock purchase plan was $10 million, $8 million, and $5 million for 2012, 2011, and 2010, respectively. As of February 2, 2013, there was $5 million of total unrecognized compensation cost, net of estimated forfeitures, related to nonvested stock options, which is expected to be recognized over a remaining weighted-average period of approximately 1 year.

## 21. Share-Based Compensation – (continued)

The information set forth in the following table covers options granted under the Company's stock option plans:

| | 2012 | | 2011 | | 2010 | |
|---|---|---|---|---|---|---|
| | Number of Shares | Weighted-Average Exercise Price | Number of Shares | Weighted-Average Exercise Price | Number of Shares | Weighted-Average Exercise Price |
| | (in thousands, except prices per share) | | | | | |
| Options outstanding at beginning of year | 7,227 | $18.44 | 7,220 | $17.17 | 7,002 | $16.88 |
| Granted | 940 | $30.96 | 1,612 | $19.13 | 1,311 | $15.10 |
| Exercised | (2,213) | $19.67 | (1,454) | $13.02 | (942) | $11.65 |
| Expired or cancelled | (47) | $23.74 | (151) | $17.38 | (151) | $20.41 |
| Options outstanding at end of year | 5,907 | $19.93 | 7,227 | $18.44 | 7,220 | $17.17 |
| Options exercisable at end of year | 3,593 | $17.83 | 4,598 | $19.35 | 5,088 | $18.81 |
| Options available for future grant at end of year | 5,518 | | 7,155 | | 10,339 | |

The total intrinsic value of options exercised (the difference between the market price of the Company's common stock on the exercise date and the price paid by the optionee to exercise the option) is presented below:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| | | (in millions) | |
| Exercised | $ 29 | $ 15 | $ 5 |

The aggregate intrinsic value for stock options outstanding and for stock options exercisable (the difference between the Company's closing stock price on the last trading day of the period and the exercise price of the options, multiplied by the number of in-the-money stock options) is presented below:

| | 2012 | 2011 | 2010 |
|---|---|---|---|
| | | (in millions) | |
| Outstanding | $ 86 | $ 59 | $ 23 |
| Outstanding and exercisable | $ 60 | $ 33 | $ 13 |

The Company received $43 million in cash from option exercises for the year ended February 2, 2013. The tax benefit realized from option exercises was $11 million, $6 million, and $2 million for 2012, 2011, and 2010 respectively.

## 21. Share-Based Compensation – (continued)

The following table summarizes information about stock options outstanding and exercisable at February 2, 2013:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted-Average Remaining Contractual Life | Weighted-Average Exercise Price | Number Exercisable | Weighted-Average Exercise Price |
| | (in thousands, except prices per share and contractual life) | | | | |
| $ 9.85 to $15.10 | 2,157 | 6.30 | $12.62 | 1,763 | $12.07 |
| $15.74 to $23.92 | 2,127 | 6.39 | $20.38 | 1,180 | $21.61 |
| $24.04 to $35.50 | 1,623 | 6.21 | $29.03 | 650 | $26.62 |
| | 5,907 | 6.31 | $19.93 | 3,593 | $17.83 |

Changes in the Company's nonvested options at February 2, 2013 are summarized as follows:

| | Number of Shares | Weighted-Average Grant Date Fair Value per share |
|---|---|---|
| | (in thousands, except prices per share) | |
| Nonvested at January 28, 2012 | 2,629 | $16.84 |
| Granted | 940 | 30.96 |
| Vested | (1,208) | 15.42 |
| Expired or cancelled | (47) | 23.74 |
| Nonvested at February 2, 2013 | 2,314 | $23.18 |

*Restricted Stock and Units*

Restricted shares of the Company's common stock and restricted stock units have been awarded to certain officers and key employees of the Company. Awards made to executives outside of the United States and to nonemployee directors are made in the form of restricted stock units. Each restricted stock unit represents the right to receive one share of the Company's common stock provided that the vesting conditions are satisfied. In 2012, 2011, and 2010, there were 1,254,876, 1,098,177, and 653,535 restricted stock units outstanding, respectively.

Generally, awards fully vest after the passage of time, typically three years. However, restricted stock unit grants made in connection with the Company's long-term incentive program vest after the attainment of certain performance metrics and the passage of time. Restricted stock is considered outstanding at the time of grant and the holders have voting rights. Dividends are paid to holders of restricted stock that vest with the passage of time; for performance-based restricted stock, dividends will be accumulated and paid after the performance criteria are met. No dividends are paid on restricted stock units.

Compensation expense is recognized using the fair market value at the date of grant and is amortized over the vesting period, provided the recipient continues to be employed by the Company. The Company recorded compensation expense related to restricted shares, net of estimated forfeitures, of $10 million, $10 million, and $8 million for 2012, 2011, and 2010, respectively. At February 2, 2013, there was $10 million of total unrecognized compensation cost net of estimated forfeitures, related to nonvested restricted stock awards.

## 21. Share-Based Compensation – (continued)

Restricted share and unit activity is summarized as follows:

| | Number of Shares and Units | | |
|---|---|---|---|
| | 2012 | 2011 | 2010 |
| | | (in thousands) | |
| Outstanding at beginning of year | 2,068 | 1,759 | 1,680 |
| Granted | 278 | 686 | 651 |
| Vested | (782) | (327) | (492) |
| Cancelled or forfeited | — | (50) | (80) |
| Outstanding at end of year | 1,564 | 2,068 | 1,759 |
| Aggregate value (in millions) | $ 30 | $ 30 | $ 20 |
| Weighted-average remaining contractual life | 0.84 years | 1.19 years | 1.44 years |

The weighted-average grant-date fair value per share was $30.89, $20.18, and $13.75 for 2012, 2011, and 2010, respectively. The total fair value of awards for which restrictions lapsed was $8 million, $4 million, and $10 million for 2012, 2011, and 2010 respectively.

## 22. Legal Proceedings

Legal proceedings pending against the Company or its consolidated subsidiaries consist of ordinary, routine litigation, including administrative proceedings, incidental to the business of the Company or businesses that have been sold or disposed of by the Company in past years. These legal proceedings include commercial, intellectual property, customer, environmental, and labor-and-employment-related claims.

Certain of the Company's subsidiaries are defendants in a number of lawsuits filed in state and federal courts containing various class action allegations under federal or state wage and hour laws, including allegations concerning unpaid overtime, meal and rest breaks, and uniforms.

The Company is a defendant in one such case in which plaintiff alleges that the Company permitted unpaid off-the-clock hours in violation of the Fair Labor Standards Act and state labor laws. The case, *Pereira v. Foot Locker*, was filed in the U.S. District Court for the Eastern District of Pennsylvania in 2007. In his complaint, in addition to unpaid wage and overtime allegations, plaintiff seeks compensatory and punitive damages, injunctive relief, and attorneys' fees and costs. In 2009, the Court conditionally certified a nationwide collective action. During the course of 2010, notices were sent to approximately 81,888 current and former employees of the Company offering them the opportunity to participate in the class action, and approximately 5,027 have opted in.

The Company is a defendant in additional purported wage and hour class actions that assert claims similar to those asserted in *Pereira* and seek similar remedies. With the exception of *Hill v. Foot Locker* filed in state court in Illinois in 2011, *Echeverria* filed in state court of California, *Ghattas* filed in state court of California, and *Cortes v. Foot Locker* filed in federal court of New York, all of these actions were consolidated by the United States Judicial Panel on Multidistrict Litigation with *Pereira* under the caption *In re Foot Locker, Inc. Fair Labor Standards Act and Wage and Hour Litigation.* The consolidated cases are in the discovery stages of proceedings. In *Hill v. Foot Locker*, in May 2011, the court granted plaintiffs' motion for certification of an opt-out class covering certain Illinois employees only. The Company's motion for leave to appeal was denied. The Company has had and continues to have discussions with plaintiff's counsel in an attempt to determine whether it will be possible to resolve the consolidated cases and *Hill.* Meanwhile, the Company is vigorously defending these class actions. Due to the inherent uncertainties of such matters, and because fact and expert discovery have not been completed, the Company is currently unable to make an estimate of the range of loss.

## 22. Legal Proceedings – (continued)

The Company and the Company's U.S. retirement plan are defendants in a purported class action (*Osberg v. Foot Locker*, filed in the U.S. District Court for the Southern District of New York) in which the plaintiff alleges that, in connection with the 1996 conversion of the retirement plan to a defined benefit plan with a cash balance formula, the Company and the retirement plan failed to properly advise plan participants of the "wear-away" effect of the conversion. Plaintiff asserts claims for breach of fiduciary duty under the Employee Retirement Income Security Act of 1974 (ERISA) and violation of the statutory provisions governing the content of the Summary Plan Description. Claims for alleged violations of the notice provision of Section 204(h) of ERISA and ERISA's age discrimination provisions were dismissed by the court. In December 2012, the court granted the Company's motion for summary judgment, dismissing the action. Plaintiff has appealed to the U.S. Court of Appeals for the 2nd Circuit. Because of the inherent uncertainties of such matters and the current status of this case, the Company is currently unable to make an estimate of loss or range of loss for this case.

Management does not believe that the outcome of any such legal proceedings pending against the Company or its consolidated subsidiaries, including *In re Foot Locker, Inc. Fair Labor Standards Act and Wage and Hour Litigation, Hill, Cortes, Echeverria, Ghattas,* and *Osberg*,as described above, would have a material adverse effect on the Company's consolidated financial position, liquidity, or results of operations, taken as a whole.

## 23. Commitments

In connection with the sale of various businesses and assets, the Company may be obligated for certain lease commitments transferred to third parties and pursuant to certain normal representations, warranties, or indemnifications entered into with the purchasers of such businesses or assets. Although the maximum potential amounts for such obligations cannot be readily determined, management believes that the resolution of such contingencies will not have a material effect on the Company's consolidated financial position, liquidity, or results of operations. The Company is also operating certain stores and making rental payments for which lease agreements are in the process of being negotiated with landlords. Although there is no contractual commitment to make these payments, it is likely that a lease will be executed.

## 23. Commitments – (continued)

The Company does not have any off-balance sheet financing (other than operating leases entered into in the normal course of business and disclosed above) or unconsolidated special purpose entities. The Company does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, including variable interest entities.

## 24. Quarterly Results (Unaudited)

| | 1st Q | 2nd Q | 3rd Q | 4th Q[1] | Year |
|---|---|---|---|---|---|
| | | (in millions, except per share amounts) | | | |
| Sales | | | | | |
| 2012 | 1,578 | 1,367 | 1,524 | 1,713 | $6,182 |
| 2011 | 1,452 | 1,275 | 1,394 | 1,502 | $5,623 |
| Gross margin[2] | | | | | |
| 2012 | 537 | 428 | 505 | 564 | $2,034 |
| 2011 | 475 | 388 | 453 | 480 | $1,796 |
| Operating profit[3] | | | | | |
| 2012 | 202 | 93 | 156 | 159 | $ 610 |
| 2011 | 150 | 59 | 106 | 122 | $ 437 |
| Net income | | | | | |
| 2012 | 128 | 59 | 106 | 104[4][5] | $ 397 |
| 2011 | 94 | 37 | 66 | 81[4] | $ 278 |
| Basic earnings per share: | | | | | |
| 2012 | 0.84 | 0.39 | 0.70 | 0.69 | $ 2.62 |
| 2011 | 0.61 | 0.24 | 0.43 | 0.53 | $ 1.81 |
| Diluted earnings per share: | | | | | |
| 2012 | 0.83 | 0.39 | 0.69 | 0.68 | $ 2.58 |
| 2011 | 0.60 | 0.24 | 0.43 | 0.53 | $ 1.80 |

(1) The fourth quarter of 2012 represents the 14 weeks ended February 2, 2013.

(2) Gross margin represents sales less cost of sales.

(3) Operating profit represents income before income taxes, interest expense, net, and non-operating income.

(4) During the fourth quarters of 2012 and 2011, the Company recorded impairment charges of $7 million and $5 million, respectively, related to its CCS tradename.

(5) During the fourth quarter of 2012, the Company recorded an impairment charge of $5 million related to CCS long-lived assets, representing a full impairment of the stores net book value as the Company has determined that all the stores will close in the first quarter of 2013.

### *Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

There were no disagreements between the Company and its independent registered public accounting firm on matters of accounting principles or practices.

### *Item 9A. Controls and Procedures*

(a) Evaluation of Disclosure Controls and Procedures.

The Company's management performed an evaluation under the supervision and with the participation of the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), and completed an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as that term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of February 2, 2013. Based on that evaluation, the Company's CEO and CFO concluded that the Company's disclosure controls and procedures were effective to ensure that information relating to the Company that is required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC rules and forms, and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control over Financial Reporting.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as that term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). To evaluate the effectiveness of the Company's internal control over financial reporting, the Company uses the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO Framework"). Using the COSO Framework, the Company's management, including the CEO and CFO, evaluated the Company's internal control over financial reporting and concluded that the Company's internal control over financial reporting was effective as of February 2, 2013. KPMG LLP, the independent registered public accounting firm that audits the Company's consolidated financial statements included in this annual report, has issued an attestation report on the Company's effectiveness of internal control over financial reporting, which is included in Item 9A(d).

(c) Changes in Internal Control over Financial Reporting.

During the Company's last fiscal quarter there were no changes in internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

(d) Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting- the report appears on the following page.

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Foot Locker, Inc.:

We have audited Foot Locker, Inc.'s internal control over financial reporting as of February 2, 2013, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Foot Locker, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting (Item 9A(b)). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Foot Locker, Inc. maintained, in all material respects, effective internal control over financial reporting as of February 2, 2013, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Foot Locker, Inc. and subsidiaries as of February 2, 2013, and January 28, 2012, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended February 2, 2013, and our report dated April 1, 2013, expressed an unqualified opinion on these consolidated financial statements.

KPMG LLP

New York, New York
April 1, 2013

***Item 9B. Other Information***

None.

# PART III

***Item 10. Directors, Executive Officers and Corporate Governance***

(a) Directors of the Company

Information relative to directors of the Company is set forth under the section captioned "Proposal 1 — Election of Directors" in the Proxy Statement and is incorporated herein by reference.

(b) Executive Officers of the Company

Information with respect to executive officers of the Company is set forth immediately following Item 4 in Part I.

(c) Information with respect to compliance with Section 16(a) of the Securities Exchange Act of 1934 is set forth under the section captioned "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement and is incorporated herein by reference.

(d) Information on our audit committee and the audit committee financial expert is contained in the Proxy Statement under the section captioned "Committees of the Board of Directors" and is incorporated herein by reference.

(e) Information about the Code of Business Conduct governing our employees, including our Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, and the Board of Directors, is set forth under the heading "Code of Business Conduct" under the Corporate Governance Information section of the Proxy Statement and is incorporated herein by reference.

***Item 11. Executive Compensation***

Information set forth in the Proxy Statement beginning with the section captioned "Directors Compensation and Benefits" through and including the section captioned "Pension Benefits" is incorporated herein by reference, and information set forth in the Proxy Statement under the heading "Compensation Committee Interlocks and Insider Participation" is incorporated herein by reference.

***Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Information set forth in the Proxy Statement under the sections captioned "Equity Compensation Plan Information" and "Beneficial Ownership of the Company's Stock" is incorporated herein by reference.

***Item 13. Certain Relationships and Related Transactions, and Director Independence***

Information set forth in the Proxy Statement under the section captioned "Related Person Transactions" and under the section captioned "Directors' Independence" is incorporated herein by reference.

***Item 14. Principal Accounting Fees and Services***

Information about the principal accounting fees and services is set forth under the section captioned "Audit and Non-Audit Fees" in the Proxy Statement and is incorporated herein by reference. Information about the Audit Committee's pre-approval policies and procedures is set forth in the section captioned "Audit Committee Pre-Approval Policies and Procedures" in the Proxy Statement and is incorporated herein by reference.

# PART IV

***Item 15. Exhibits and Financial Statement Schedules***

(a)(1)(a)(2) Financial Statements

The list of financial statements required by this item is set forth in Item 8. "Consolidated Financial Statements and Supplementary Data."

(a)(3) and (c) Exhibits

An index of the exhibits which are required by this item and which are included or incorporated herein by reference in this report appears on pages 78 through 81.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOOT LOCKER, INC.

By:



Ken C. Hicks
*Chairman of the Board, President and*
*Chief Executive Officer*

Date: April 1, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on April 1, 2013, by the following persons on behalf of the Company and in the capacities indicated.



Ken C. Hicks
Chairman of the Board,
President and
Chief Executive Officer



Lauren B. Peters
Executive Vice President and
Chief Financial Officer

/s/ GIOVANNA CIPRIANO
Giovanna Cipriano
Senior Vice President and Chief Accounting Officer

/s/ MATTHEW M. MCKENNA
Matthew M. McKenna
Director

/s/ MAXINE CLARK
Maxine Clark
Director

/s/ JAMES E. PRESTON
James E. Preston
Director

/s/ NICHOLAS DIPAOLO
Nicholas DiPaolo
Director

/s/ ALLEN QUESTROM
Allen Questrom
Director

/s/ ALAN D. FELDMAN
Alan D. Feldman
Director

/s/ DAVID Y. SCHWARTZ
David Y. Schwartz
Director

/s/ JAROBIN GILBERT JR.
Jarobin Gilbert Jr.
Director

/s/ CHERYL NIDO TURPIN
Cheryl Nido Turpin
Director

/s/ GUILLERMO G. MARMOL
Guillermo G. Marmol
Director

/s/ DONA D. YOUNG
Dona D. Young
Director

# FOOT LOCKER, INC.

## INDEX OF EXHIBITS REQUIRED BY ITEM 15 OF FORM 10-K AND FURNISHED IN ACCORDANCE WITH ITEM 601 OF REGULATION S-K

| Exhibit No. in Item 601 of Regulation S-K | Description |
|---|---|
| 3(i)(a) | Certificate of Incorporation of the Registrant, as filed by the Department of State of the State of New York on April 7, 1989 (incorporated herein by reference to Exhibit 3(i)(a) to the Quarterly Report on Form 10-Q for the quarterly period ended July 26, 1997, filed by the Registrant with the SEC on September 4, 1997 (the "July 26, 1997 Form 10-Q")). |
| 3(i)(b) | Certificates of Amendment of the Certificate of Incorporation of the Registrant, as filed by the Department of State of the State of New York on (a) July 20, 1989, (b) July 24, 1990, (c) July 9, 1997 (incorporated herein by reference to Exhibit 3(i)(b) to the July 26, 1997 Form 10-Q), (d) June 11, 1998 (incorporated herein by reference to Exhibit 4.2(a) of the Registration Statement on Form S-8 (Registration No. 333-62425), and (e) November 1, 2001 (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (Registration No. 333-74688) previously filed by the Registrant with the SEC). |
| 3(ii) | By-laws of the Registrant, as amended (incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated May 20, 2009 filed by the Registrant with the SEC on May 27, 2009). |
| 4.1 | The rights of holders of the Registrant's equity securities are defined in the Registrant's Certificate of Incorporation, as amended (incorporated herein by reference to (a) Exhibits 3(i)(a) and 3(i)(b) to the July 26, 1997 Form 10-Q, Exhibit 4.2(a) to the Registration Statement on Form S-8 (Registration No. 333-62425) previously filed by the Registrant with the SEC, and Exhibit 4.2 to the Registration Statement on Form S-8 (Registration No. 333-74688) previously filed by the Registrant with the SEC). |
| 4.2 | Indenture dated as of October 10, 1991 (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S-3 (Registration No. 33-43334) previously filed by the Registrant with the SEC). |
| 4.3 | Form of 8-1/2% Debentures due 2022 (incorporated herein by reference to Exhibit 4 to the Registrant's Form 8-K dated January 16, 1992). |
| 10.1 | Foot Locker 1995 Stock Option and Award Plan (incorporated herein by reference to Exhibit 10(p) to the Registrant's Annual Report on Form 10-K for the year ended January 28, 1995 filed by the Registrant with the SEC on April 24, 1995 (the "1994 Form 10-K")). |
| 10.2 | Foot Locker 1998 Stock Option and Award Plan (incorporated herein by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended January 31, 1998, filed by the Registrant with the SEC on April 21, 1998). |
| 10.3 | Amendment to the Foot Locker 1998 Stock Option and Award Plan (incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the period ended July 29, 2000, filed by the Registrant with the SEC on September 7, 2000 (the "July 29, 2000 Form 10-Q")). |
| 10.4 | Executive Supplemental Retirement Plan (incorporated herein by reference to Exhibit 10(d) to the Registration Statement on Form 8-B filed by the Registrant with the SEC on August 7, 1989 (Registration No. 1-10299) (the "8-B Registration Statement")). |
| 10.5 | Amendment to the Executive Supplemental Retirement Plan (incorporated herein by reference to Exhibit 10(c)(i) to the 1994 Form 10-K). |

| Exhibit No. in Item 601 of Regulation S-K | Description |
|---|---|
| 10.6 | Amendment to the Executive Supplemental Retirement Plan (incorporated herein by reference to Exhibit 10(d)(ii) to the Annual Report on Form 10-K for the year ended January 27, 1996, filed by the Registrant with the SEC on April 26, 1996 (the "1995 Form 10-K")). |
| 10.7 | Supplemental Executive Retirement Plan, as Amended and Restated (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K dated August 13, 2007 filed by the Registrant with the SEC on August 17, 2007). |
| 10.8 | Amendment to the Foot Locker Supplemental Executive Retirement Plan (incorporated herein by reference to Exhibit 10.1 to the Current Report on form 8-K dated May 25, 2011 filed by the Registrant with the SEC on May 27, 2011). |
| 10.9 | Long-Term Incentive Compensation Plan, as amended and restated (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K dated March 28, 2013, filed by the Registrant with the SEC on April 1, 2013 (the "March 28, 2013 Form 8-K")). |
| 10.10 | Annual Incentive Compensation Plan, as amended and restated (incorporated herein by reference to Exhibit 10.1 to the March 28, 2013 Form 8-K). |
| 10.11 | Form of indemnification agreement, as amended (incorporated herein by reference to Exhibit 10(g) to the 8-B Registration Statement). |
| 10.12 | Amendment to form of indemnification agreement (incorporated herein by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the quarterly period ended May 5, 2001 filed by the Registrant with the SEC on June 13, 2001 (the "May 5, 2001 Form 10-Q")). |
| 10.13 | Foot Locker Directors Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the July 29, 2000 Form 10-Q). |
| 10.14 | Trust Agreement dated as of November 12, 1987 ("Trust Agreement"), between F.W. Woolworth Co. and The Bank of New York, as amended and assumed by the Registrant (incorporated herein by reference to Exhibit 10(j) to the 8-B Registration Statement). |
| 10.15 | Amendment to Trust Agreement made as of April 11, 2001 (incorporated herein by reference to Exhibit 10.4 to the May 5, 2001 Form 10-Q). |
| 10.16 | Foot Locker Directors' Retirement Plan, as amended (incorporated herein by reference to Exhibit 10(k) to the 8-B Registration Statement). |
| 10.17 | Amendments to the Foot Locker Directors' Retirement Plan (incorporated herein by reference to Exhibit 10(c) to the Registrant's Quarterly Report on Form 10-Q for the period ended October 28, 1995, filed by the Registrant with the SEC on December 11, 1995). |
| 10.18 | Employment Agreement with Ken C. Hicks dated June 25, 2009 (incorporated herein by reference to Exhibit 10.2 to the June 26, 2009 Form 8-K). |
| 10.19 | Form of Senior Executive Employment Agreement (incorporated herein by reference to Exhibit 10.2 to the Registrant's December 12, 2008 Form 8-K). |
| 10.20 | Form of Executive Employment Agreement (incorporated herein by reference to Exhibit 10.21 to the 2008 Form 10-K). |
| 10.21 | Foot Locker, Inc. Excess Cash Balance Plan (incorporated herein by reference to Exhibit 10.22 to the 2008 Form 10-K). |
| 10.22 | Form of Restricted Stock Agreement (incorporated herein by reference to Exhibit 10.30 to the Registrant's Annual Report on Form 10-K for the year ended January 30, 1999 filed by the Registrant on April 30, 1999 (the "1998 Form 10-K")). |

| Exhibit No. in Item 601 of Regulation S-K | Description |
|---|---|
| 10.23 | Foot Locker 2002 Directors Stock Plan (incorporated herein by reference to Exhibit 10.24 to the 2008 Form 10-K). |
| 10.24 | Foot Locker 2003 Stock Option and Award Plan (incorporated herein by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarterly period ended August 2, 2003 filed by the Registrant with the SEC on September 15, 2003). |
| 10.25 | Automobile Expense Reimbursement Program for Senior Executives (incorporated herein by reference to Exhibit 10.26 to the 2008 Form 10-K). |
| 10.26 | Executive Medical Expense Allowance Program for Senior Executives (incorporated herein by reference to Exhibit 10.27 to the 2008 Form 10-K). |
| 10.27 | Financial Planning Allowance Program for Senior Executives (incorporated herein by reference to Exhibit 10.28 to the 2008 Form 10-K). |
| 10.28 | Form of Nonstatutory Stock Option Award Agreement for Executive Officers (incorporated herein by reference to Exhibit 10.40 to the Annual Report on Form 10-K for the year ended January 28, 2006 filed by the Registrant with the SEC on March 27, 2006 (the "2005 Form 10-K")). |
| 10.29 | Form of Incentive Stock Option Award Agreement for Executive Officers (incorporated herein by reference to Exhibit 10.41 to the 2005 Form 10-K). |
| 10.30 | Form of Nonstatutory Stock Option Award Agreement for Non-employee Directors (incorporated herein by reference to Exhibit 10.2 to the July 31, 2004 Form 10-Q). |
| 10.31 | Long-Term Disability Program for Senior Executives (incorporated herein by reference to Exhibit 10.32 to the 2008 Form 10-K). |
| 10.32 | Foot Locker 2007 Stock Incentive Plan amended and restated as of May 19, 2010 (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated May 19, 2010 filed by the Registrant with the SEC on May 25, 2010). |
| 10.33 | Amended and Restated Credit Agreement dated as of January 27, 2012 (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated January 27, 2012 filed by the Registrant with the SEC on February 2, 2012). |
| 10.34 | Guaranty dated as of March 20, 2009 (incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated March 20, 2009 filed by the Registrant with the SEC on March 24, 2009). |
| 10.35 | Amended and Restated Security Agreement dated as of January 27, 2012 (incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated January 27, 2012 filed by the Registrant with the SEC on February 2, 2012). |
| 10.36 | Form of Restricted Stock Unit Agreement (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated November 5, 2010 filed by the Registrant with the SEC on November 12, 2010). |
| 10.37 | Form of Restricted Stock Unit Award Agreement (incorporated herein by reference to Exhibit 10.3 to the March 28, 2013 Form 8-K). |
| 10.38 | Bonus Waiver Letter for 2009 signed by Ken C. Hicks (incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated March 23, 2010 filed by the Registrant with the SEC on March 29, 2010). |
| 12 | Computation of Ratio of Earnings to Fixed Charges.* |
| 21 | Subsidiaries of the Registrant.* |
| 23 | Consent of Independent Registered Public Accounting Firm.* |
| 31.1 | Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.* |

| Exhibit No. in Item 601 of Regulation S-K | Description |
|---|---|
| 31.2 | Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.* |
| 32 | Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.* |
| 101 | Interactive Data Files * |

* Exhibits filed with this Form 10-K

Exhibit 12

# FOOT LOCKER, INC.

## COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
($ in millions)

| | Fiscal Year Ended | | | | |
|---|---|---|---|---|---|
| | Feb. 2, 2013 | Jan. 28, 2012 | Jan. 29, 2011 | Jan. 30, 2010 | Jan. 31, 2009 |
| NET EARNINGS | | | | | |
| Income (loss) from continuing operations | $397 | $278 | $169 | $ 47 | $ (79) |
| Income tax expense (benefit) | 210 | 157 | 88 | 26 | (21) |
| Interest expense, excluding capitalized interest | 11 | 13 | 14 | 13 | 16 |
| Portion of rents deemed representative of the interest factor (1/3) | 222 | 218 | 213 | 217 | 225 |
| | $840 | $666 | $484 | $303 | $141 |
| FIXED CHARGES | | | | | |
| Gross interest expense | $ 11 | $ 13 | $ 14 | $ 13 | $ 16 |
| Portion of rents deemed representative of the interest factor (1/3) | 222 | 218 | 213 | 217 | 225 |
| | $233 | $231 | $227 | $230 | $241 |
| RATIO OF EARNINGS TO FIXED CHARGES | 3.6 | 2.9 | 2.1 | 1.3 | 0.6 |

Exhibit 21

## FOOT LOCKER, INC. SUBSIDIARIES[1]

The following is a list of subsidiaries of Foot Locker, Inc. as of February 2, 2013, omitting some subsidiaries, which, considered in the aggregate, would not constitute a significant subsidiary.

| Name | State or Other Jurisdiction of Incorporation |
|---|---|
| Footlocker.com, Inc. | Delaware |
| Eastbay, Inc. | Wisconsin |
| FLE CV Management, Inc. | Delaware |
| FLE C.V. | Netherlands |
| FLE Holdings, BV | Netherlands |
| FL Europe Holdings, Inc. | Delaware |
| Foot Locker Austria GmbH | Austria |
| Foot Locker Belgium B.V.B.A. | Belgium |
| Foot Locker Europe B.V. | Netherlands |
| FLE Logistics B.V. | Netherlands |
| Foot Locker France S.A.S. | France |
| Foot Locker Italy S.r.l. | Italy |
| Foot Locker Netherlands B.V. | Netherlands |
| Foot Locker Germany Holdings GmbH | Germany |
| Foot Locker Germany GmbH & Co. KG | Germany |
| Foot Locker ETVE, Inc. | Delaware |
| Foot Locker Europe Holdings, S.L. | Spain |
| Foot Locker Spain S.L. | Spain |
| Foot Locker Australia, Inc. | Delaware |
| Foot Locker New Zealand, Inc. | Delaware |
| Freedom Sportsline Limited | United Kingdom |
| Team Edition Apparel, Inc. | Florida |
| Foot Locker Specialty, Inc. | New York |
| Foot Locker Retail, Inc. | New York |

(1) Each subsidiary company is 100% owned, directly or indirectly, by Foot Locker, Inc. All subsidiaries are consolidated with Foot Locker, Inc. for accounting and financial reporting purposes.

## FOOT LOCKER, INC. SUBSIDIARIES[1]

| Name | State or Other Jurisdiction of Incorporation |
|---|---|
| Foot Locker Operations LLC | Delaware |
| Foot Locker Stores, Inc. | Delaware |
| Foot Locker Corporate Services, Inc. | Delaware |
| Robby's Sporting Goods, Inc. | Florida |
| Foot Locker Holdings, Inc. | New York |
| FL Canada Holdings, Inc. | Delaware |
| Foot Locker Sourcing, Inc. | Delaware |
| Foot Locker Artigos desportivos e de tempos livres, Lda. | Portugal |
| Foot Locker Greece Athletic Goods Ltd. | Greece |
| Foot Locker Suisse S.A. | Switzerland |
| Foot Locker Scandinavia B.V. | Netherlands |
| Foot Locker Hungary Kft | Hungary |
| FL Corporate NY, LLC | Delaware |
| FL France Holdings SAS | France |
| FL Retail NY, LLC | Delaware |
| FL Specialty NY, LLC | Delaware |
| Foot Locker Retail Ireland Limited | Ireland |
| FL Finance (Europe) Limited | Ireland |
| FL Retail Operations LLC | New York |
| FL Specialty Operations LLC | New York |
| FL Finance Europe (US) Limited | Ireland |
| FLE Franchising Limited | Ireland |
| Foot Locker Asia, Inc. | Delaware |
| Foot Locker Canada Co. | Canada |
| Foot Locker Canada Holdings LP | Canada |
| FL Canada Holdings ULC | Canada |
| CCS Direct LLC | Wisconsin |
| FLE Management B.V. | Netherlands |
| Foot Locker Istanbul Sport Giyim Sanayi ve Ticaret LS | Turkey |
| FL ETVE LLC | Delaware |
| Foot Locker Spain C.V. | Netherlands |
| Foot Locker Denmark B.V. | Netherlands |
| Foot Locker Europe.com B.V. | Netherlands |
| Foot Locker Poland Sp z.o.o. | Poland |
| Foot Locker Czech Republic s.r.o. | Czech Republic |
| FLE Partners LLC | Delaware |
| FLE Partners C.V. | Netherlands |

(1) Each subsidiary company is 100% owned, directly or indirectly, by Foot Locker, Inc. All subsidiaries are consolidated with Foot Locker, Inc. for accounting and financial reporting purposes.

Exhibit 23

## Consent of Independent Registered Public Accounting Firm

The Board of Directors of
Foot Locker, Inc.:

We consent to the incorporation by reference in the following registration statements of Foot Locker, Inc. and subsidiaries of our reports dated April 1, 2013, with respect to the consolidated balance sheets of Foot Locker, Inc. as of February 2, 2013 and January 28, 2012, and the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended February 2, 2013, and the effectiveness of internal control over financial reporting as of February 2, 2013, which reports appear in the February 2, 2013 annual report on Form 10-K of Foot Locker, Inc. and subsidiaries.

Form S-8 No. 33-10783

Form S-8 No. 33-91888

Form S-8 No. 33-91886

Form S-8 No. 33-97832

Form S-8 No. 333-07215

Form S-8 No. 333-21131

Form S-8 No. 333-62425

Form S-8 No. 333-33120

Form S-8 No. 333-41056

Form S-8 No. 333-41058

Form S-8 No. 333-74688

Form S-8 No. 333-99829

Form S-8 No. 333-111222

Form S-8 No. 333-121515

Form S-8 No. 333-144044

Form S-8 No. 333-149803

Form S-3 No. 33-43334

Form S-3 No. 33-86300

Form S-3 No. 333-64930

Form S-8 No. 333-167066

Form S-8 No. 333-171523

KPMG LLP

New York, New York
April 1, 2013

**Exhibit 31.1**

## CERTIFICATIONS

I, Ken C. Hicks, certify that:

1. I have reviewed this Annual Report on Form 10-K of Foot Locker, Inc. (the "Registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;
4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and
5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the Audit Committee of the Registrant's Board of Directors:
    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

April 1, 2013



Ken C. Hicks
*Principal Executive Officer*

**Exhibit 31.2**

## CERTIFICATIONS

I, Lauren B. Peters, certify that:

1. I have reviewed this Annual Report on Form 10-K of Foot Locker, Inc. (the "Registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;
4. The Registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and
5. The Registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the Audit Committee of the Registrant's Board of Directors:
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

April 1, 2013



Lauren B. Peters
*Principal Financial Officer*

**Exhibit 32**

# FOOT LOCKER, INC.

**Certification Pursuant to**
**18 U.S.C. Section 1350**
**As Adopted Pursuant to**
**Section 906 of the Sarbanes-Oxley Act of 2002**

In connection with the Annual Report on Form 10-K of Foot Locker, Inc. (the "Registrant") for the period ended February 2, 2013, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Ken C. Hicks as Chief Executive Officer of the Registrant and Lauren B. Peters as Chief Financial Officer of the Registrant, each hereby certify, pursuant to 18 U.S.C. Section 1350, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Dated: April 1, 2013



Ken C. Hicks
*Chief Executive Officer*



Lauren B. Peters
*Chief Financial Officer*

# FOOT LOCKER, INC.

## BOARD OF DIRECTORS

**Ken C. Hicks** [1]
Chairman of the Board,
President and Chief Executive Officer

**Maxine Clark** [5]
Chief Executive Bear
Build-A-Bear Workshop, Inc.

**Nicholas DiPaolo** [1, 2, 5, 6]
Retired Vice Chairman
and Chief Operating Officer
Bernard Chaus, Inc.

**Alan D. Feldman** [1, 3, 5]
Retired Chairman of the Board,
President and Chief Executive Officer
Midas, Inc.

**Jarobin Gilbert Jr.** [2, 4]
President and Chief Executive Officer
DBSS Group, Inc.

**Guillermo G. Marmol** [1, 2, 5]
President
Marmol & Associates

**Matthew M. McKenna** [2, 5]
President and Chief Executive Officer
Keep America Beautiful, Inc.

**James E. Preston** [3, 4]
Retired Chairman of the Board
and Chief Executive Officer
Avon Products, Inc.

**Allen Questrom** [3, 4]
Senior Advisor
Lee Equity Partners

**David Y. Schwartz** [1, 2, 5]
Independent Business Advisor
and Consultant

**Cheryl Nido Turpin** [3, 4]
Retired President and
Chief Executive Officer
The Limited Stores

**Dona D. Young** [1, 3, 4]
Retired Chairman of the Board,
President and Chief Executive Officer
The Phoenix Companies, Inc.

1 Member of Executive Committee
2 Member of Audit Committee
3 Member of Compensation and Management Resources Committee
4 Member of Nominating and Corporate Governance Committee
5 Member of Finance and Strategic Planning Committee
6 Lead Director

## CORPORATE MANAGEMENT

**Ken C. Hicks**
Chairman of the Board,
President and Chief Executive Officer

**Richard A. Johnson**
Executive Vice President and
Chief Operating Officer

**Robert W. McHugh**
Executive Vice President –
Operations Support

**Lauren B. Peters**
Executive Vice President and
Chief Financial Officer

**Senior Vice Presidents:**

**Gary M. Bahler**
General Counsel and Secretary

**Jeffrey L. Berk**
Real Estate

**Peter D. Brown**
Chief Information Officer

**Giovanna Cipriano**
Chief Accounting Officer

**Laurie J. Petrucci**
Human Resources

**Vice Presidents:**

**Tracey E. Abbott**
Strategic Planning

**Joseph N. Bongiorno**
Logistics

**Sheilagh M. Clarke**
Associate General Counsel
and Assistant Secretary

**John A. Maurer**
Treasurer and Investor Relations

**Patricia A. Peck**
Human Resources

**Dennis E. Sheehan**
Deputy General Counsel

**Bernard F. Steenman**
Risk Management

## DIVISION MANAGEMENT

**Stephen D. Jacobs**
President and Chief Executive Officer
Foot Locker/Lady Foot Locker/
Kids Foot Locker/Footaction

**Natalie M. Ellis**
Vice President, General Manager
Lady Foot Locker

**Lewis P. Kimble**
President and Chief Executive Officer
Foot Locker Europe

**Nicholas Jones**
Managing Director
Foot Locker Canada

**Bryon W. Milburn**
President and Chief Executive Officer
Champs Sports

**Phillip G. Laing**
Managing Director
Foot Locker Asia/Pacific

**Dowe S. Tillema**
President and Chief Executive Officer
Footlocker.com/Eastbay/CCS

## CORPORATE INFORMATION

**Corporate Headquarters**
112 West 34th Street
New York, New York 10120
(212) 720-3700

**Worldwide Website**
Our website at https://www.footlocker-inc.com offers information about our Company, as well as online versions of our Form 10-K, SEC reports, quarterly results, press releases, and corporate governance documents.

**Transfer Agent and Registrar**
Computershare
P.O. Box 43006
Providence, RI 02940-3006
(866) 857-2216
(201) 680-6578 Outside U.S. and Canada
(800) 231-5469 Hearing Impaired -TTY Phone
www.computershare.com/investor
E-mail: shrrelations@cpushareownerservices.com

Send certificates for transfer and address changes to:
Computershare
P.O. Box 43006
Providence, RI 02940-3006
Attn: Receiving

**Independent Registered Public Accounting Firm**
KPMG LLP
345 Park Avenue
New York, New York 10154
(212) 758-9700

**Dividend Reinvestment**
Dividends on Foot Locker, Inc. common stock may be reinvested through participation in the Dividend Reinvestment Program. Participating shareowners may also make optional cash purchases of Foot Locker, Inc. common stock. Please contact our Transfer Agent.

**Service Marks/Trademarks**
Foot Locker, Footaction, Lady Foot Locker, Kids Foot Locker, Champs Sports, footlocker.com, Eastbay, Team Edition, CCS, SIX:02, and Run by Foot Locker service marks and trademarks are owned by Foot Locker, Inc. or its affiliates.

**Investor Information**
Investor inquiries should be directed to the Investor Relations Department at (212) 720-4600.

# FOOT LOCKER, INC.

112 WEST 34TH STREET
NEW YORK, NEW YORK 10120

*BUILDING MOMENTUM*


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